Filed Pursuant to Rule 424(b)(2)
Registration No. 333-194078

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell the notes and it is not soliciting an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus Supplement dated September 8, 2014

PRELIMINARY    PROSPECTUS    SUPPLEMENT

(To Prospectus dated September 8, 2014)

35,000,000 Shares

AK Steel Holding Corporation

Common Stock

We are offering 35,000,000 shares of our common stock. Our shares of common stock are listed on the New York Stock Exchange under the symbol “AKS.” On September 5, 2014, the closing price for the shares of our common stock on the New York Stock Exchange was $10.44 per share.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 5,250,000 shares of our common stock at the public offering price, less underwriting discounts and commissions.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-20 of this prospectus supplement.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the shares of common stock will be made on or about                     , 2014.

Joint Book-Running Managers

BofA Merrill Lynch	Credit Suisse	J.P. Morgan

Co-Managers

Citigroup	Goldman, Sachs & Co.	Fifth Third Securities

                    , 2014

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of this offering or the common stock varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement.

The underwriters are offering to sell, and are seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Steel Holding Corporation (“AK Holding”) and its consolidated subsidiaries, including AK Steel Corporation (“AK Steel”).

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

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FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus supplement and the documents that are incorporated by reference therein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our pending acquisition (including potential synergies), possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	that the Dearborn Acquisition (as defined below) will not be integrated successfully into AK Steel following the consummation of that acquisition;

•	exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Dearborn Acquisition;

•	that cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Dearborn Acquisition may not be fully realized or may take longer to realize than expected;

•	that the future margin benefits we estimate attributable to our Magnetation joint venture and AK Coal Resources, Inc. will not be fully realized;

•	reduced selling prices, shipments and profits associated with a highly competitive industry with excess capacity;

•	changes in the cost of raw materials and energy;

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers;

•	reduced demand in key product markets due to competition from alternatives to steel or other factors;

•	increased global steel production and imports;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels, such as the blast furnace outage at Ashland Works;

•	our healthcare and pension obligations and related laws and regulations;

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•	not timely reaching new labor agreements;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital or banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	the value of our net deferred tax assets;

•	inability to fully realize benefits of long-term cost savings and margin enhancement initiatives;

•	lower quantities, quality or yield of estimated coal reserves of AK Coal;

•	increased governmental regulation of mining activities;

•	inability to hire or retain skilled labor and experienced manufacturing and mining managers; and

•	IT security threats and sophisticated cybercrime.

The risk factors discussed under “Risk Factors” in this prospectus supplement and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus supplement and the accompanying prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

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SUMMARY

This summary does not include all information you should consider before investing in our common stock. For a more complete understanding of the Company and our common stock, we urge you to carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein in its entirety, including the sections entitled “Risk Factors,” “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and the financial statements and the related notes included and incorporated by reference herein. Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Holding and its consolidated subsidiaries, including AK Steel and, after consummation of the Dearborn Acquisition as defined below), includes Dearborn; references to “Dearborn” and “Severstal Dearborn” are to Severstal Dearborn, LLC and its consolidated subsidiaries and joint ventures; and references to pro forma financial information in this prospectus supplement give effect to the Dearborn Acquisition, the offering of our common stock and the consummation of the concurrent AK Steel senior notes offering and the application of proceeds from both offerings for balance sheet information as if they had been completed as of June 30, 2014 and for statements of operations information as if they had been completed at the beginning of the period presented. Unless otherwise indicated, industry data contained in this prospectus supplement are derived from publicly available sources, including industry trade journals and filings with the Securities and Exchange Commission (the “SEC”), which we have not independently verified.

Business Overview

We are an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, with nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. We produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, specialty stainless and electrical steels that are sold in sheet and strip form and carbon and stainless flat-rolled steel that are finished into welded steel tubing. Upon the closing of our acquisition of Severstal Dearborn, LLC and its related assets, as further described below, we will add an integrated steelmaking facility located in Dearborn, Michigan, as well as a cokemaking facility in West Virginia and interests in three joint ventures that process and finish flat-rolled steel products.

Our carbon steel products are sold primarily to customers in the automotive industry, to various manufacturers, including manufacturers of heating, ventilation and air conditioning equipment and appliances, and to distributors, service centers and converters who may further process our products prior to reselling them. Our stainless steel products are sold primarily to customers in the automotive industry, as well as to manufacturers of food handling, chemical processing, pollution control and medical and health equipment, and to distributors and service centers. Our electrical steels, which are iron-silicon alloys with unique magnetic properties, are sold primarily to manufacturers of power transmission and distribution transformers. Our tubular products are sold to customers in the automotive, large truck, industrial and construction markets. In addition, our operations include European trading companies, which buy and sell steel and steel products and other materials. Our wholly-owned subsidiary, AK Coal Resources, Inc. (“AK Coal”), produces metallurgical coal from reserves in Pennsylvania, and we own a 49.9% equity interest in Magnetation LLC (“Magnetation”), a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in the late third quarter of 2014.

We have the capacity to ship approximately 6.5 million tons of steel products annually, and after consummation of the Dearborn Acquisition, will have the capacity to ship approximately 8.9 million tons of steel products annually. For the twelve months ended June 30, 2014, AK Steel shipped approximately 5.3 million tons of steel products, and generated revenue of approximately $5.7 billion, net income (loss) attributable to AK

Holding of $(99.7) million and adjusted EBITDA of approximately $202.4 million. See “Summary Historical and Pro Forma Financial and Operating Data” for a reconciliation of adjusted EBITDA to net income (loss).

For additional information regarding our customers, markets, properties and raw material needs, please refer to AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference herein.

Dearborn Acquisition

On July 21, 2014, we announced that AK Steel had signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700 million in cash (the “Dearborn Acquisition”). The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products. For the twelve months ended June 30, 2014, Dearborn shipped 2.4 million tons of steel products, generating sales of $2.0 billion, net income (loss) of $(1.1) billion and adjusted EBITDA of $68.7 million. Pro forma for the Dearborn Acquisition, for the twelve months ended June 30, 2014, AK Steel shipped approximately 7.7 million tons of steel products and generated sales of $7.7 billion, net income (loss) attributable to AK Holding of $(1.1) billion and adjusted EBITDA of $300.2 million. During the first six months of 2014, AK Steel’s results were adversely impacted by approximately $18 million as a result of an unplanned outage at its Ashland Works blast furnace, $30 million of higher energy costs due to severe weather conditions, $15 million in higher costs associated with winter weather and iron ore shortages, and $6 million from a litigation settlement. Also during the first half of 2014, Dearborn’s financial results were adversely impacted by approximately $11 million due to higher natural gas costs and volumes related to the severe winter weather.

The Dearborn plant has the capacity to produce 2.4 million tons of flat-rolled steel per annum and produces high-quality, carbon flat-rolled steels for the automotive, construction and appliance markets. Dearborn’s value-added products are primarily utilized in the North American automotive industry, which accounted for approximately 57% of its direct 2013 steel shipments (and approximately 63% of its steel shipments when including indirect shipments). Dearborn is also a leading supplier to the U.S. distributor and pipe and tube markets, which represented 21% and 10% of 2013 shipments, respectively.

Since 2007, Severstal has invested over $1.2 billion in the Dearborn plant, including a rebuild of its blast furnace (2007), improvements to the its hot strip mill, construction of a new state of the art pickle line tandem cold mill (2011) and construction of a new hot dip galvanizing line (2011).

In addition to the steelmaking facilities at the Dearborn plant, AK Steel will also acquire Mountain State Carbon cokemaking facility and interests in three steel finishing joint ventures as part of the Dearborn Acquisition, as further detailed below:

•	Mountain State Carbon, LLC is a leading producer of high-quality coke with up to 1.1 million tons of annual coke production capacity from its four coke batteries. For the twelve months ended June 30, 2014, Mountain State Carbon produced approximately 500,000 tons and provided approximately two-thirds of Dearborn’s total coke requirements;

•	Spartan Steel Coating, LLC is a 48%-owned joint venture with Worthington Industries in Monroe, Michigan, that produces hot dip galvanized sheet sold to unexposed automotive and service center customers. Its current annual capacity is 600,000 tons. The Dearborn plant supplies 100% of the substrate needs and sells at least 80% of Spartan Steel’s output;

•	Delaco Processing, LLC is a 49%-owned joint venture with Delaco Supreme Tool and Gear Company that operates a slitter for the processing of steel coils; and

•	Double Eagle Steel Coating Company is a 50%-owned joint venture with United States Steel Corporation located adjacent to the Dearborn facility. It is the world’s largest electrogalvanizing line with capacity of 870,000 tons per year, producing premium quality galvanized sheet steel primarily for automotive customers. The future status of Double Eagle is uncertain, as the joint venture is currently scheduled for dissolution in the first quarter of 2015.

The Dearborn plant is located in close proximity to many of AK Steel’s customers and is highly complementary to AK Steel’s existing carbon steel operations. Management believes the Dearborn Acquisition will benefit AK Steel in the following ways, among others:

•	Increased scale and enhanced ability to serve customers—The expanded geographic footprint will improve logistics and allow the Company to ship from multiple manufacturing sites to end users at a closer proximity and for a lower cost;

•	Improved operational flexibility and productivity of steel-making operations—Additional facilities, including a third blast furnace and a second carbon hot strip mill capable of rolling products for the automotive market, will provide operational flexibility and enable the Company to better manage unplanned outages and regular maintenance of critical equipment by having multiple, high-quality facilities;

•	Enhanced production capability—The addition of Dearborn’s recently modernized steelmaking equipment and facilities, with the benefit of over $1.2 billion of capital investments made by the previous owner since 2007, will add 2.4 million tons per annum to AK Steel’s total capacity and increase the Company’s ability to supply coated products to automotive and other markets; and

•	Strengthened position as a premier manufacturer of automotive grade steels—The Dearborn plant is strategically positioned to serve leading automotive original equipment manufacturers (OEMs) in the Great Lakes region. For the twelve months ended June 30, 2014, AK Steel had total automotive-related shipments of 2.5 million tons; pro forma for the Dearborn Acquisition, automotive-related shipments would be 3.8 million tons.

Management has identified over $50 million of annual cost-based synergies it expects to achieve through the Dearborn Acquisition, $25 million of which are expected to be realized in the first year. These cost-based synergies are expected to be achieved principally in the following categories:

•	Operations—operating Dearborn’s facilities at more optimal levels, consistent with AK Steel’s high levels of productivity;

•	Sales—optimizing freight to lower logistics costs for transporting raw materials to us and steel products to customers;

•	Human resources—consolidating managerial and back office functions in a more efficient manner;

•	Raw materials and energy—enhancing our ability to optimize the various raw materials from AK Steel’s suppliers to its manufacturing facilities;

•	Purchasing—leveraging higher volumes of purchases to obtain more favorable pricing from suppliers;

•	Risk management—Combining insurance coverage to achieve lower costs and reducing risks to us as a result of our increased scale and improved operational and maintenance flexibility; and

•	Customer service—improving customer support through geographic proximity of sales, technical and other resources.

We expect to incur certain costs, including severance costs, to realize the cost-based synergies. See “Risk Factors—Risks Relating to the Dearborn Acquisition.”

On September 3, 2014, we were notified by the Department of Justice that we had received early termination of the Hart-Scott-Rodino review for the Dearborn Acquisition, clearing regulatory approval. The closing of the Dearborn Acquisition is subject to the satisfaction of customary closing conditions. Closing of the Dearborn Acquisition will occur concurrently with this offering and is a condition to closing of the concurrent offering of senior notes by AK Steel.

Competitive Strengths

We believe the following factors improve our competitive positioning.

Industry leader in the manufacturing of high-end, value-added products serving attractive end-markets with strong long-term growth fundamentals. We have leading market positions in North America in certain segments of the automotive market and in the electrical power generation and distribution end-markets. We believe our superior product quality, on-time delivery and excellent customer service differentiate us from our peers.

We are a premier producer of coated steel for exposed automotive applications, such as painted automotive surfaces. These high-specification varieties of carbon steel are difficult to produce and are sold to demanding customers, where quality, reliable delivery, service and support are key requirements and differentiate us from our competitors. Our existing carbon steel operations and operational flexibility will be complemented by both the production capabilities and geographic location of the newly acquired Dearborn assets. We are also a market leader in 400-series chrome and specialty grade stainless steels, and the largest North American supplier of stainless steel for automotive exhaust system components. According to IHS Automotive, North American vehicle production is forecasted to grow from approximately 17.0 million units in 2014 to approximately 17.5 million units in 2016.

We are one of the only full-line domestic producers of high-value, energy-efficient grain-oriented electrical steels (“GOES”), which are sold to both domestic and international manufacturers of power transmission and distribution transformers, as well as electrical motors and generators in the infrastructure and manufacturing markets. We believe the long-term growth fundamentals for GOES remain strong, with demand driven by the electrification of emerging economies, the improvement of an aging electrical infrastructure in developed economies, and new energy efficiency standards established in the United States.

We also have exposure to the building and construction end-market, which positions us to benefit from the emerging recovery in non-residential construction. FMI Construction outlook has forecast U.S. residential and non-residential construction spending trends to grow by approximately 10.0% and approximately 6.0% per annum from 2014 to 2016, respectively.

Diverse product offering and flexible operating facilities. We are the only domestic flat-rolled steel producer with a significant presence in carbon, stainless and electrical steels. We are one of the few domestic steel producers that operate both blast furnaces and electric-arc furnaces. The majority of our steelmaking facilities are integrated with production and downstream operations, which provides us the flexibility to manufacture a wide variety of products at each facility. The ability to maximize production across a variety of steel products in order to meet market demand allows our facilities to run at higher-than-average utilization rates. Moreover, our facilities are strategically located in close proximity to many of our customers, leading to reduced transportation costs and efficiency gains in product lead-times when compared to our peers. The Dearborn Acquisition further enhances this capability by expanding the footprint and increasing AK Steel’s ability to serve customers in a timely and more cost-efficient manner. Through our diverse product offering and flexible manufacturing facilities, we are able to tailor our product mix to meet evolving end-market demand and enhance profit margins.

Lean operational structure with a focus on quality, productivity and safety. We are focused on being the lowest cost producer of our products and on reducing our operating costs to optimize our profitability in the following ways, among others:

•	Continued productivity improvements across all of our facilities. We have implemented continuous productivity improvements across all of our facilities to improve their efficiency. From 2006 through 2013, the rate of internal rejects as a percentage of production decreased by 49% while the rate of internal retreats as a percentage of production decreased by 51%. We intend to apply our productivity improvements to the Dearborn plant as well. We believe our cost structure positions us well to be competitive in the markets we serve.

•	Efficient and cost-effective workforce. Since 2003, we have negotiated progressive labor agreements that have significantly reduced total employment costs at all of our union-represented facilities. Today, all of our facilities have cost-competitive and flexible labor agreements, which allow us to make changes to our operations as needed. We have reduced our number of employees by approximately 29% since 2003, while our tons shipped per employee has increased approximately 28% over the same time period. Our smaller, more flexible workforce has fewer job categories, which greatly increases labor productivity and reduces work rule complexity.

•	Industry-leading safety performance. According to AISI reports, our Total Recordable Injury Rate is approximately 7 times better than the overall steel industry average for 2013. Safety is a key core of our business as we focus on keeping our employees safe and this focus also serves as a critical component of maintaining a competitive cost position. We strongly believe that to successfully run a high-quality, low-cost operation, safety must be a top priority.

Visible, substantial reduction in future employee benefit and strategic capital investment requirements. AK Steel’s historical funding of pension and post-employment benefit obligations (“OPEB”) and strategic capital investments have been the majority of our fixed cash obligations in the past several years. The Company’s cash flow obligations for capital spending and retiree-related obligations will decline significantly in 2015 and beyond. Pension funding is forecasted to decline from $197 million in 2014 to only $4 million in 2017, while payments of retiree health care benefits (OPEB obligations) and contributions to related Voluntary Employee Beneficiary Associations (“VEBAs”) are forecasted to decline from $68 million in 2014 to $39 million in 2017. Over the past few years, the Company has been focusing on investing for the long-term future of the Company through targeted strategic investments, including investments in Magnetation totaling $288 million since October 2011 (with the final $10 million contribution expected by October 2014) and in AK Coal exceeding $70 million since October 2011 (with no near-term additional material capital investments necessary). AK Steel expects aggregate legacy employee funding obligations (i.e., pension, OPEB and VEBAs) and the remaining strategic capital investments yet to be funded to substantially decline from $392 million in 2014 to $84 million in 2015, an 80% reduction year over year. Dearborn has no defined benefit pension plans and its postretirement health benefits are not expected to materially increase our postretirement liabilities.

Strengthened financial position and enhanced liquidity. The Dearborn Acquisition strengthens our financial position through the incremental scale, additional EBITDA and increased liquidity. In conjunction with the Dearborn Acquisition, we intend to increase the commitments under our existing asset-backed revolving credit facility (the “Credit Facility”) by $400 million to $1.5 billion. At June 30, 2014, after giving effect to the Dearborn Acquisition and this offering, the concurrent offering by AK Steel of senior notes, the application of the proceeds and the amendment of the Credit Facility, our total liquidity (including cash and available borrowings under our Credit Facility), would have been $944 million.

Experienced management team. We have an experienced management team with significant operating experience in the steel industry. Our top ten executives collectively have almost 200 years of steel industry experience and have been with AK Steel for an average of 16 years. We believe the experience of our management team will position the Company well to integrate Dearborn into AK Steel and allow the Company to achieve the targeted $50 million in cost-based synergies. This team continues to direct our strategic evolution and has positioned us to grow in the years ahead.

Business Strategy

Focus on high value-added products and profitable end markets. We seek to provide customers with the highest quality flat-rolled steel with precise “just-in-time” delivery and technical support. We are a premier producer of value-added carbon coated steels for automotive exterior body panels, and our products are consistently rated #1 in quality and customer service by our customers against our peers. We are the largest domestic steel producer for high-temperature, corrosion-resistant automotive exhaust components. We are also a leader in production of grain-oriented electrical steels used in transformers, which positions AK Steel extremely well for expected growth in transformer demand. We will continue to focus on these and other high value-added products and profitable end markets.

Continue to focus on driving down production costs and widening margins. Management is continuously driven to lower costs and enhance margins. To this end, we currently have a number of initiatives outlined below in greater detail:

•	Continuous improvement and cost reduction initiatives. Reducing costs, such as by increasing the capacity utilization of our production facilities and eliminating inefficiencies in our processes, is an ongoing priority at AK Steel. The Dearborn Acquisition provides the Company with an opportunity to reduce costs by an estimated $50 million annually. We believe we will achieve at least $25 million of this benefit in the first year following the Dearborn Acquisition.

•	Magnetation. A fundamental pillar of our cost-improvement strategy involves increasing our iron ore self-sufficiency through our Magnetation LLC joint venture, a company headquartered in Minnesota that produces iron ore concentrate from previously-mined iron ore reserves. We are in the final stages of completing a new pelletizing plant in Reynolds, Indiana that will supply approximately 50% of our iron ore pellet needs for our Middletown Works and Ashland Works blast furnaces at a price that we expect will compare favorably to expected market levels, even in the current lower cost iron ore environment. Although the estimated benefits associated with Magnetation will vary based on the market price of iron ore (which fluctuates with the IODEX), the ownership interest in the joint venture offers AK Steel a valuable hedge against rising iron ore prices, as well as an all-rail shipping logistics advantage. While the future pricing of iron ore is unknown, we currently estimate that our annual margin benefit attributable to Magnetation when its pellet plant is fully operational would be approximately $60.0 million, $90.0 million and $130.0 million based on an assumed IODEX of $100, $120 and $140 per metric ton, respectively, and Magnetation’s assumed cost structure.

•

AK Coal. Another pillar of our cost-improvement strategy involves reducing our sensitivity to volatile metallurgical coal pricing by operating AK Coal, a wholly-owned subsidiary of AK Steel. In 2011, we acquired all the stock of AK Coal, which controls through ownership and lease, estimated reserves exceeding 30 million tons of low-volatile metallurgical coal in Pennsylvania. The production levels and estimated benefits associated with AK Coal will vary based on the market price of low-volatile metallurgical coal. The Company currently estimates that AK Coal will deliver clean coal from its initial North Fork mine at an annualized rate of approximately 360,000 tons in 2015, subject to market conditions for metallurgical coal. While the future pricing of metallurgical coal is not known, we currently estimate that our annual margin benefit attributable to AK Coal when fully operational at a million ton annual level of production would be approximately $20.0 million, $30.0 million and $40.0 million based on an assumed low-volatile metallurgical coal prices of $110, $120 and $130 per net ton, respectively, and AK Coal’s expected cost structure. These estimated benefit levels assume the development of additional mines is successfully completed and required permits are obtained, and reflect our current estimate of capital investment and operating costs. Permitting activities at AK Coal are ongoing and the Company expects to be well-positioned in the future to increase production levels in the event that metallurgical coal prices increase.

Continue exploiting our operating flexibility to enhance margins. We will continue to focus on maximizing margins by tailoring our product mix to meet our customers’ needs. Our manufacturing flexibility allows us to move across the value-added product spectrum opportunistically, while targeting varied exposures to different end-markets, depending on where we can achieve the best returns. For instance, we are currently pursuing higher levels of contract business and more exposure to the robust automotive market. Our level of flat-rolled business based on contract sales has increased from 57% in 2011 to 68% in the second quarter ended June 30, 2014. Contract business allows us to schedule our production runs with increased efficiency and less volatility, thus providing improved margin. During the second quarter ended June 30, 2014, improvements in the automotive market and our larger share of that market had a positive impact on our sales and shipments. As the North American economy continues its recovery, we expect our operational flexibility to allow us to benefit meaningfully from a potential non-residential building and housing recovery cycle.

Pursue incremental growth opportunities through the development of next generation steel products to increase profitability. We continue to develop innovative, next-generation products in response to customer demand for advanced high strength steel. An example of this is the recent commercial success we achieved with the launch of ULTRALUME®, a high performance, boron steel product for the automotive industry that provides light-weight gauge material, crucial to our customers in enabling them to meet stricter automobile fuel efficiency standards. Separately, we are designing more efficient grain-oriented electrical steel for transformer applications, and we are expanding into new end-markets by advancing carbon and stainless products into hydraulic fracking and offshore energy applications. We believe our growth initiatives will lead to higher utilization rates and improved margins.

Maintain a strong balance sheet with sufficient liquidity to achieve our strategic vision. We will continue to focus on strengthening our balance sheet and increasing our financial flexibility. The Dearborn Acquisition will be credit enhancing and, along with the intended amendment of our Credit Facility to increase the commitments by $400 million to $1.5 billion, significantly improves our liquidity. Our decision to finance the Dearborn Acquisition with a significant component of equity is further evidence of our commitment to maintain a strong balance sheet. We also remain committed to the continued reduction of our pension and OPEB-related liabilities. Since 2004 we have reduced our pension/OPEB obligation by approximately $2.5 billion. We expect our retiree-related obligations to be substantially reduced in future years because of lower annual funding obligations as a result of strong pension trust asset returns in recent years and the effects of recent “pension smoothing” legislation on our annual required pension contributions over the next few years. In addition, we have satisfied our material funding obligations for the Voluntary Employee Beneficiary Associations related to retiree healthcare obligations and we anticipate lower funding obligations for other postemployment benefits in the coming years. At June 30, 2014, after giving effect to the Dearborn Acquisition and this offering, the concurrent offering of senior notes by AK Steel, the application of the proceeds and the amendment of the Credit Facility, our total liquidity (including cash and available borrowings under our Credit Facility), would have been $944 million.

Recent Developments

We expect continued improvement in the third quarter of 2014 compared to the first and second quarters of 2014. The improved outlook for the third quarter is due to a variety of factors, including lower energy costs and the anticipated recovery from the effects of the severe winter weather conditions and its continuing adverse effects in the first half of 2014, which substantially reduced the availability of iron ore and consequently reduced carbon steel production.

Upon the closing of the Dearborn Acquisition, we intend to amend our $1.1 billion asset-based revolving credit facility to, among other things, increase the aggregate principal amount of commitments under the Credit Facility by up to $400 million, in order to provide additional liquidity, increase availability thresholds and amend certain covenants to increase our operational flexibility. The increase of our Credit Facility will further bolster our strong liquidity position and provide adequate flexibility for fluctuations in future cash needs.

Earlier in the third quarter of 2014 we experienced an unplanned outage at our Ashland Works blast furnace. The Ashland Works blast furnace has returned to operation, but it continues to operate at rates of production below its normal levels. To return the blast furnace to normal production levels and to provide more reliable operations in the future, we believe it is prudent to accelerate a planned outage from the first half of 2015 to the fourth quarter of 2014. Among other things, the planned outage will include a re-line of the blast furnace hearth. This planned outage is now expected to begin in late October and last approximately 28 days. We expect the reduced operations at the Ashland Works blast furnace will impact both the third and fourth quarters of 2014 in terms of production, shipments, operating costs and margins. We will purchase merchant carbon slabs and increase production of carbon slabs at our Butler Works electric arc furnace to offset a portion of the reduced production at its Ashland Works blast furnace. In addition, to the extent the Dearborn Acquisition is completed as expected in advance of this planned outage, we will utilize the operational flexibility afforded by the addition of the blast furnace at the Dearborn plant to help meet the needs of our customers.

We believe that the re-line of the blast furnace hearth will position us well to provide stable blast furnace operations in the future by allowing us to avoid the unplanned disruptions that have occurred in 2014. In addition, we expect this investment to reduce our future production costs by returning the Ashland Works blast furnace to normal operating levels and allow us to better serve our customers in the future.

We anticipate the start-up of Magnetation’s pellet plant will occur in September 2014. The pricing for the Magnetation pellets provided to us will be at a discount to the then-current market price. In addition, we also will benefit from logistics and working capital advantages associated with purchasing Magnetation pellets. We expect to consume the Magnetation pellet plant’s production at our Ashland Works and Middletown Works blast furnaces. When fully ramped up, Magnetation’s pellet plant is expected to produce approximately 50% of the annual pellets consumed at our Ashland Works and Middletown Works blast furnaces and continues to represent an important long-term strategic hedge against volatile iron ore prices.

Additional information

AK Holding and AK Steel are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and our telephone number at that address is (513) 425-5000. Our internet address is www.aksteel.com. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

Concurrent Offering

Concurrently with this offering of shares of our common stock, AK Steel is offering $430.0 million aggregate principal amount of its senior notes, the net proceeds of which will be used, along with a portion of the net proceeds of this offering, to finance the Dearborn Acquisition. We intend to use the remainder of the net proceeds from this offering, if any, to repay outstanding borrowings under our Credit Facility and for general corporate purposes. Closing of this offering is not conditioned on the closing of AK Steel’s senior notes offering. However, closing of AK Steel’s senior notes offering is conditioned on the closing of this offering and the concurrent closing of the Dearborn Acquisition.

Information regarding AK Steel’s offering of senior notes in this prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the senior notes.

THE OFFERING

Shares of Common Stock Offered	35,000,000 shares.

Option to Purchase Additional Shares	5,250,000 shares.

Shares of Common Stock to be Outstanding Immediately after this Offering (1)	171,799,800 shares.

Use of Proceeds	We estimate that the proceeds from this offering will be approximately $334.4 million (or $384.6 million if the underwriters exercise their option to purchase additional shares in full), after deducting fees and estimated expenses (assuming an offering price of $10.01 per share, the closing price for our shares on September 3, 2014). We intend to use a portion of the net proceeds from this offering, together with the net proceeds from the concurrent offering by AK Steel of senior notes, to finance the Dearborn Acquisition and the remainder of the net proceeds from this offering, if any, to repay outstanding borrowings under our Credit Facility and for general corporate purposes. See “Use of Proceeds.”

Dividend Policy	From March 2008 to June 2012, we paid a quarterly dividend of $0.05 per share of common stock. In July 2012, we elected to suspend our dividend program to further enhance our financial flexibility and support capital needs for the business.

New York Stock Exchange symbol	AKS

Concurrent Offering	Concurrently with this offering of shares of our common stock, AK Steel is offering $430 million aggregate principal amount of its senior notes, the net proceeds of which will also be used to finance the Dearborn Acquisition. Closing of this offering is not conditioned on the closing of the other offering. The closing of the other offering, however, is conditioned upon the closing of this offering. If the notes offering does not occur, we would utilize a bridge facility to fund the remaining portion of the Dearborn Acquisition consideration. If the Dearborn Acquisition does not occur, we will use all proceeds for general corporate purposes, including debt repayment.

Information regarding the AK Steel senior notes offering in this prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the senior notes or any other securities.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the risk factors set forth under “Risk Factors’ beginning on page S-20 in this prospectus supplement and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, prior to making an investment in our common stock.

(1)	The number of shares of our common stock that will be outstanding after this offering assumes no exercise of the underwriters’ option to purchase additional shares and is based on 136.8 million of our common shares outstanding as of September 5, 2014. As of September 5, 2014, we also had outstanding options to purchase approximately 2.7 million shares of common stock (of which options to purchase approximately 1.7 million shares were exercisable as of that date at a weighted average exercise price of $14.12). We also had outstanding approximately 1.5 million performance shares as of September 5, 2014, which could result in the issuance of a maximum of approximately 2.2 million shares if certain performance criteria are achieved, and approximately 0.5 million restricted stock units outstanding. We additionally had 37.5 million shares that have been reserved for issuance upon conversion of our 5.00% Exchangeable Senior Notes due 2019.

Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters’ option to purchase additional shares has not been exercised.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page S-20 in this prospectus supplement and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, prior to making an investment in our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

Historical

AK Steel

The following summary historical consolidated financial data as of and for the six months ended June 30, 2014 and 2013 has been derived from our unaudited condensed consolidated financial statements, and the summary historical consolidated financial data as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 has been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement.

This information is only a summary. You should read the data set forth in the table below in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes as of and for the six months ended June 30, 2014 and 2013 and our audited consolidated financial statements and the accompanying notes as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, which are incorporated by reference herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth herein from our Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, each of which is incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30, 2014
	2011	2012	2013	2013	2014
				(unaudited)
	(dollars in millions, except per share and per ton data)
Net sales	$6,468.0	$5,933.7	$5,570.4	$2,774.3	$2,914.3	$5,710.4
Costs of products sold (exclusive of items below)	6,036.8	5,539.1	5,107.8	2,561.5	2,752.5	5,298.8
Selling and administrative expenses (exclusive of items below)	215.4	208.7	205.3	101.8	114.1	217.6
Depreciation	185.0	192.0	190.1	96.5	97.2	190.8
Pension and other postretirement benefits expense (income) (exclusive of corridor charge shown below)	(36.0)	(35.3)	(68.6)	(32.4)	(50.7)	(86.9)
Pension corridor charge	268.1	157.3	—	—	—	—

Total operating costs	6,669.3	6,061.8	5,434.6	2,727.4	2,913.1	5,620.3

Operating profit (loss)	(201.3)	(128.1)	135.8	46.9	1.2	90.1
Interest expense	47.5	86.7	127.4	63.0	65.4	129.8
Other income (expense)	(5.3)	6.2	(1.4)	4.3	(4.9)	(10.6)

Income (loss) before income taxes	(254.1)	(208.6)	7.0	(11.8)	(69.1)	(50.3)
Income tax expense (benefit)	(94.0)	790.0	(10.4)	6.9	3.6	(13.7)

Net income (loss)	(160.1)	(998.6)	17.4	(18.7)	(72.7)	(36.6)
Less: Net income (loss) attributable to noncontrolling interests	(4.5)	28.7	64.2	31.6	30.5	63.1

Net income (loss) attributable to AK Holding	$(155.6)	$(1,027.3)	$(46.8)	$(50.3)	$(103.2)	$(99.7)

Basic and diluted earnings per share:
Net income (loss) per share attributable to AK Holding common stockholders	$(1.41)	$(9.06)	$(0.34)	$(0.37)	$(0.76)	$(0.73)

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30, 2014
	2011	2012	2013	2013	2014
				(unaudited)
Other financial and cash flow data:
Capital investments (1)	$(101.1)	$(45.5)	$(60.0)	$(31.0)	$(27.3)	$(56.3)
Net cash flows from operating activities	(180.5)	(270.8)	(110.2)	(104.5)	(331.1)	(336.8)
Net cash flows from investing activities	(420.2)	(118.6)	(98.5)	(77.6)	(65.7)	(86.6)
Net cash flows from financing activities	425.9	574.4	27.0	13.5	406.3	419.8
Balance sheet data (as of period end):
Cash and cash equivalents	$42.0	$227.0	$45.3	$58.4	$54.8	$54.8
Working capital	137.3	630.3	441.8	473.3	623.5	623.5
Total assets	4,449.9	3,903.1	3,605.7	3,772.7	3,806.6	3,806.6
Current portion of long-term debt (including borrowings under the Credit Facility classified as short-term)	250.7	0.7	0.8	0.7	0.4	0.4
Long-term debt (excluding current portion)	650.0	1,411.2	1,506.2	1,414.7	1,948.2	1,948.2
Current portion of pension and postretirement benefit obligations	130.0	108.6	85.9	105.2	69.5	69.5
Pension and other postretirement benefit obligations (excluding current portion)	1,744.8	1,661.7	965.4	1,548.1	816.3	816.3
Total equity (deficit)	377.2	(91.0)	192.7	(181.0)	44.3	44.3
Other data (unaudited):
Cash dividend declared per common share	$0.20	$0.10	$—	$—	$—	$—
Amortization (2)	$14.1	$14.2	$9.9	$6.1	$5.8	$9.6
Adjusted EBITDA (3)	$265.7	$181.2	$255.0	$114.3	$61.7	$202.4
Steel shipments (net thousand tons)	5,698.8	5,431.3	5,275.9	2,613.5	2,659.6	5,322.0
Average selling price per ton	$1,131	$1,092	$1,056	$1,061	$1,096	$1,073
Adjusted EBITDA per ton	$47	$33	$48	$44	$23	$38

(1)	Excludes operations of Middletown Coke Company, LLC (“SunCoke Middletown”), an affiliate of SunCoke Energy, Inc., which are consolidated in our results although we do not own an equity interest in SunCoke Middletown.
(2)	Amortization excludes amounts that are included in interest expense.
(3)	Adjusted EBITDA is defined as net income (loss) attributable to AK Holding, plus income tax expense (benefit), net interest expense, depreciation, amortization and a pension corridor charge. Adjusted EBITDA is presented because we believe it enhances investors’ understanding of our financial and operating results and is a useful indicator of our performance and our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles (“GAAP”). Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.

In certain of our disclosures in this prospectus supplement, we have adjusted EBITDA to exclude a pension corridor accounting charge. We have made this adjustment because we believe that it enhances the understanding of our financial results. We believe that reporting adjusted EBITDA with this item excluded more clearly reflects our current operating results and provides investors with a better understanding of our overall financial performance. In addition, the adjusted results, although not financial measures under GAAP, facilitate the ability to compare our financial results to those of our competitors and to our prior financial performance by excluding items that otherwise would distort the comparison. For example, we believe that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. In addition, although the corridor charge reduces reported operating and net income, it is a non-cash charge.

We believe that the above non-GAAP measures, when analyzed in conjunction with our GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of our business versus the GAAP results alone. You should not rely on non-GAAP measures as a substitute for any GAAP financial measure and we encourage you to review the reconciliations of non-GAAP measures to the comparable GAAP financial measures.

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss) attributable to AK Holding:

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30, 2014
	2011	2012	2013	2013	2014
				(unaudited)
	(dollars in millions, except per ton data)
Net income (loss) attributable to AK Holding	$(155.6)	$(1,027.3)	$(46.8)	$(50.3)	$(103.2)	$(99.7)
Net income (loss) attributable to noncontrolling interests	(4.5)	28.7	64.2	31.6	30.5	63.1
Income tax expense (benefit)	(94.0)	790.0	(10.4)	6.9	3.6	(13.7)
Interest expense	47.5	86.7	127.4	63.0	65.4	129.8
Interest income	(0.5)	(0.4)	(1.1)	(0.9)	—	(0.2)
Depreciation	185.0	192.0	190.1	96.5	97.2	190.8
Amortization	14.1	14.2	9.9	6.1	5.8	9.6

EBITDA	(8.0)	83.9	333.3	152.9	99.3	279.7
Pension corridor charge	268.1	157.3	—	—	—	—
Less: EBITDA of noncontrolling interests (a)	(5.6)	60.0	78.3	38.6	37.6	77.3

Adjusted EBITDA	$265.7	$181.2	$255.0	$114.3	$61.7	$202.4

Adjusted EBITDA per ton	$47	$33	$48	$44	$23	$38

(a)	The reconciliation of EBITDA of noncontrolling interests to net income (loss) attributable to noncontrolling interests is as follows:

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30, 2014
	2011	2012	2013	2013	2014
	(dollars in millions)
Net income (loss) attributable to noncontrolling interests	$(4.5)	$28.7	$64.2	$31.6	$30.5	$63.1
Income tax expense (benefit)	(2.7)	17.6	—	—	—	—
Depreciation	1.6	13.7	14.1	7.0	7.1	14.2

EBITDA of noncontrolling interests	$(5.6)	$60.0	$78.3	$38.6	$37.6	$77.3

Dearborn

The following summary historical consolidated financial data of Dearborn as of and for the six months ended June 30, 2014 and 2013 has been derived from Dearborn’s unaudited consolidated financial statements, and the summary historical consolidated financial data as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 has been derived from Dearborn’s audited consolidated financial statements, which are incorporated by reference in this prospectus supplement.

This information is only a summary. You should read the data set forth in the table below in conjunction with Dearborn’s unaudited consolidated financial statements and the accompanying notes as of and for the six months ended June 30, 2014 and 2013 and Dearborn’s audited consolidated financial statements and the accompanying notes as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, which is incorporated by reference in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC”, which is included elsewhere in this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30, 2014
	2011	2012	2013	2013	2014
				(unaudited)
	(dollars in millions)
Sales:
Unaffiliated customers	$2,003.3	$2,136.7	$2,003.9	$1,012.3	$1,001.0	$1,992.6
Affiliates	54.9	6.7	26.3	6.0	5.2	25.5

Total sales	2,058.2	2,143.4	2,030.2	1,018.3	1,006.2	2,018.1

Costs and expenses:
Costs (excluding items listed below)	1,945.4	1,964.6	1,880.7	940.1	957.0	1,897.6
Depreciation and amortization	60.4	89.9	101.7	48.9	53.7	106.5
Selling and administrative expenses	53.6	60.6	56.3	27.1	19.2	48.4
Impairment of long-lived assets	—	—	43.0	—	915.7	958.7

Total costs and expenses	2,059.4	2,115.1	2,081.7	1,016.1	1,945.6	3,011.2

Operating income (loss)	(1.2)	28.3	(51.5)	2.2	(939.4)	(993.1)

Interest income	10.4	12.5	9.3	4.6	5.2	9.9
Interest expense	(15.9)	(31.0)	(38.4)	(19.7)	(11.3)	(30.0)
Gain (loss) on disposal of assets	—	(2.2)	(0.7)	(0.6)	(0.7)	(0.8)
Other—net	1.0	0.8	0.7	0.3	0.3	0.7
Equity income (loss) from unconsolidated affiliates	7.3	(11.6)	(10.2)	(7.5)	(45.3)	(48.0)

Income (loss) before income taxes	1.6	(3.2)	(90.8)	(20.7)	(991.2)	(1,061.3)
Income tax benefit	0.6	0.3	0.1	—	—	0.1

Net income (loss)	$2.2	$(2.9)	$(90.7)	$(20.7)	$(991.2)	$(1,061.2)

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30, 2014
	2011	2012	2013	2013	2014
				(unaudited)
	(dollars in millions)
Other financial and cash flow data:
Capital expenditures	$(319.7)	$(125.5)	$(48.7)	$(25.4)	$(18.2)	$(41.5)
Net cash provided by (used in) operating activities	(24.8)	104.4	172.5	146.3	111.3	137.5
Net cash used in investing activities	(320.0)	(125.0)	(48.1)	(25.3)	(17.6)	(40.4)
Net cash provided by (used in) financing activities	344.8	20.6	(124.3)	(121.0)	(93.7)	(97.0)
Other data:
Adjusted EBITDA (1)	$67.5	$105.2	$83.0	$43.3	$29.0	$68.7

(1)	Adjusted EBITDA is defined as net income (loss), plus income tax expense (benefit), net interest expense, depreciation, amortization and asset impairment charge. Adjusted EBITDA is presented because we believe it enhances investors’ understanding of Dearborn’s financial and operating results and is a useful indicator of its performance. It is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles (“GAAP”). Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.

In certain of our disclosures in this prospectus supplement, we have adjusted EBITDA to exclude an asset impairment charge. We have made this adjustment because we believe that it enhances the understanding of our financial results. We believe that reporting adjusted EBITDA with this item excluded more clearly reflects Dearborn’s current operating results and provides investors with a better understanding of its overall financial performance. In addition, the adjusted results, although not financial measures under GAAP, facilitate the ability to compare its financial results to those of our competitors and to its prior financial performance by excluding items that otherwise would distort the comparison. In addition, although the asset impairment charge reduces reported operating and net income, it is a non-cash charge.

We believe that the above non-GAAP measures, when analyzed in conjunction with Dearborn’s GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of its business versus the GAAP results alone. You should not rely on non-GAAP measures as a substitute for any GAAP financial measure and we encourage you to review the reconciliations of non-GAAP measures to the comparable GAAP financial measures.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss):

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30, 2014
	2011	2012	2013	2013	2014
				(unaudited)
	(dollars in millions)
Net income (loss)	$2.2	$(2.9)	$(90.7)	$(20.7)	$(991.2)	$(1,061.2)
Income tax benefit	(0.6)	(0.3)	(0.1)	—	—	(0.1)
Interest expense	15.9	31.0	38.4	19.7	11.3	30.0
Interest income	(10.4)	(12.5)	(9.3)	(4.6)	(5.2)	(9.9)
Depreciation and amortization	60.4	89.9	101.7	48.9	53.7	106.5

EBITDA	67.5	105.2	40.0	43.3	(931.4)	(934.7)
Impairment of long-lived assets (a)	—	—	43.0	—	960.4	1,003.4

Adjusted EBITDA	$67.5	$105.2	$83.0	$43.3	$29.0	$68.7

(a)	Includes share of charge for impairment of long-lived assets of $44.7 for the six months and twelve months ended June 30, 2014 at Mountain State Carbon.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information presented below gives effect to the Dearborn Acquisition, this offering and the concurrent offering by AK Steel of senior notes, and the application of the proceeds from both offerings (collectively referred to herein as the “Transactions”). The unaudited pro forma condensed consolidated statements of operations data gives effect to the Transactions as if they had occurred at the beginning of each period and the unaudited pro forma condensed consolidated balance sheet data set forth below gives effect to the Transactions as if they occurred on June 30, 2014. The unaudited pro forma condensed consolidated financial statements includes adjustments that give effect to events that are directly attributable to the Transactions and are expected to have a continuing effect and are factually supportable. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for the full unaudited pro forma condensed consolidated financial statements and further detail.

	Year Ended December 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
	(dollars in millions, except per share and per ton data)
Net sales	$7,601.6	$3,926.6	$7,732.9
Net income (loss) attributable to AK Steel Holdings	(45.0)	(1,097.3)	(1,115.8)
Net income (loss) attributable to AK Steel Holdings per share of common stock	(0.26)	(6.41)	(6.53)
Adjusted EBITDA (1)	365.9	105.5	300.2

At June 30, 2014
(dollars in millions)
Balance sheet data:
Cash and cash equivalents	$54.8
Working capital	844.2
Total assets	4,891.8
Total debt	2,348.2

(1)	Adjusted EBITDA is defined as net income (loss) attributable to AK Holding, plus income tax expense (benefit), net interest expense, depreciation, amortization and asset impairment charges. Adjusted EBITDA is presented because we believe it enhances investors’ understanding of our financial and operating results and is a useful indicator of our performance and our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.

In certain of our disclosures in this prospectus supplement, we have adjusted EBITDA to exclude asset impairment charges. We have made this adjustment because we believe that it enhances the understanding of our financial results. We believe that reporting adjusted EBITDA with this item excluded more clearly reflects our current operating results and provides investors with a better understanding of our overall financial performance. In addition, the adjusted results, although not financial measures under GAAP, facilitate the ability to compare our financial results to those of our competitors and to our prior financial performance by excluding items that otherwise would distort the comparison. In addition, although the asset impairment charge reduces reported operating and net income, it is a non-cash charge.

We believe that the above non-GAAP measures, when analyzed in conjunction with our GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of our business versus the GAAP results alone. You should not rely on non-GAAP measures as a substitute for any GAAP financial measure and we encourage you to review the reconciliations of non-GAAP measures to the comparable GAAP financial measures.

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss) attributable to AK Holding:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
	(dollars in millions)
Net income (loss) attributable to AK Holding	$(45.0)	$(1,097.3)	$(1,115.8)
Net income (loss) attributable to noncontrolling interests	64.2	30.5	63.1
Income tax expense (benefit)	(10.5)	3.6	(13.8)
Interest expense	160.9	82.1	163.3
Interest income	(3.3)	(1.4)	(2.7)
Depreciation and amortization	234.9	120.5	235.3

EBITDA	401.2	(862.0)	(670.6)
Asset impairment charge	43.0	1,005.1	1,048.1
Less: EBITDA of noncontrolling interests (a)	78.3	37.6	77.3

Adjusted EBITDA	$365.9	$105.5	$300.2

(a)	The reconciliation of EBITDA of noncontrolling interests to net income (loss) attributable to noncontrolling interests is as follows:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Net income (loss) attributable to noncontrolling interests	$64.2	$30.5	$63.1
Depreciation	14.1	7.1	14.2

EBITDA of noncontrolling interests	$78.3	$37.6	$77.3

RISK FACTORS

An investment in our common stock involves significant risks. Prior to making a decision about investing in our common stock, and in consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following risk factors, as well as those under and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Related to Our Business

•	Risk of reduced selling prices, shipments and profits associated with a highly competitive industry with excess capacity. An increase in global capacity and new or expanded production capacity in the United States in recent years has resulted in capacity in excess of demand globally, as well as in the Company’s primary markets in North America. The competitive landscape reflects improving, but uncertain, domestic and global economies; an uneven recovery within certain sectors of the domestic and global economies; continued high costs for many raw materials and continued intense competition from both foreign and domestic steel competitors. These conditions directly impact the pricing for AK Steel’s products. At this time it is impossible to determine whether the domestic and/or global economies or industry sectors of those economies that are key to AK Steel’s sales will continue to improve and generate demand that will utilize more of the existing excess capacity in the steel industry. Furthermore, it is unknown how competitors will react to these and other factors and how their actions could affect market dynamics and AK Steel’s sales of and prices for its products. Thus, there is a risk of continued adverse effects on demand for AK Steel’s products, the prices for those products, and AK Steel’s sales and shipments of those products, which could negatively affect AK Steel’s business, financial results and cash flows.

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Risk of changes in the cost of raw materials and energy. The price that AK Steel pays for energy and key raw materials, such as electricity, natural gas, industrial gases, iron ore, coal and scrap, can fluctuate significantly based on market factors. The prices at which AK Steel sells steel will not necessarily change in tandem with changes in its raw material and energy costs. A portion of AK Steel’s shipments are in the spot market, and pricing for these products fluctuates based on prevailing market conditions. The remainder of AK Steel’s shipments are pursuant to contracts typically having durations of one year or less. A portion of those contracts contain fixed prices that do not allow AK Steel to pass through changes in the event of increases or decreases in raw material and energy costs. However, a significant majority of AK Steel’s shipments to contract customers are pursuant to contracts with variable-pricing mechanisms that allow AK Steel to adjust the price or to impose a surcharge based upon changes in certain raw material and energy costs. Those adjustments, however, do not always reflect all of AK Steel’s underlying raw material and energy cost changes. The scope of the adjustment may be limited by the terms of the negotiated language or by the timing of when the adjustment is effective relative to a cost increase. For shipments made to the spot market, market conditions or timing of sales may not allow AK Steel to recover the full amount of an increase in raw material or energy costs. As a result of the factors set forth above with respect to spot market sales and contract sales, AK Steel is not always able to recover through the price of its steel the full amount of cost increases associated with its purchase of energy or key raw materials. In such circumstances a significant increase in raw material or energy costs likely would adversely impact AK Steel’s financial results and cash flows. Conversely, in certain circumstances, AK Steel’s financial results and cash flows also can be adversely affected when raw material prices decline. This can occur when the Company locks in the price of a raw material over a period of time and the spot market price for the material declines during that period. Because there often is a correlation between the price of finished steel and the raw materials of which it is comprised, a decline in raw material prices may coincide with lower steel prices, compressing the Company’s margins. The impact of a change in raw materials prices also may be delayed by the need to consume existing inventories. New inventory may not be purchased until some portion of the existing inventory purchased earlier is consumed. The impact of this risk is particularly significant with respect to iron ore and scrap because of the volume used by operations and the associated costs. The exposure of the Company to the risk of price increases with respect to iron ore and coal has been reduced by virtue of its recent investments in an iron ore joint venture and in the acquisition of coal reserves. These investments are expected over time to enable the Company to acquire approximately one half of its annual iron ore and coal needs at prices that are less exposed to market fluctuations and are below current market prices, but there is a risk that the volume of iron ore and coal acquired by the Company through these investments will be less than that in the event of delays in development or otherwise, or that the cost of raw materials from these operations will be higher than expected or above market prices. To the extent that the Company must acquire its iron ore and coal at market prices, these prices are sensitive to global demand and thus have been volatile in recent years. Future cost increases could be significant again with respect to iron ore and coal, as well as certain other raw materials, such as scrap. The impact of significant fluctuations in the price AK Steel pays for its raw materials can be exacerbated by AK Steel’s “last in, first out” (“LIFO”) method for valuing inventories when there are changes in the cost of raw materials or energy or in AK Steel’s raw material inventory levels as well as AK Steel’s finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

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Risk related to the Company’s significant amount of debt and other obligations. After giving effect to the Dearborn Acquisition and this offering, the concurrent offering by AK Steel of senior notes, the application of the proceeds and the amendment of the Credit Facility, as of June 30, 2014, AK Steel would have had outstanding indebtedness of $2,379.3 million (excluding unamortized discount) and additional obligations, as well as pension and other postretirement benefit obligations totaling $1,005.8 million. The Company has contributed $196.5 million to its pension plans in 2014. Of this total, $112.4 million was made in the first half of 2014 and the remaining $84.1 million was made in July, leaving no further expected contributions for the year. On August 8, 2014, the Highway and Transportation Funding Act was signed into law by the President. The Highway and Transportation Funding Act includes a provision for interest rate stabilization for defined benefit employee pension plans. As a result of the stabilization provision, and based on current actuarial assumptions, the Company expects its pension contributions to decrease by approximately $65.0 million in 2015, thus reducing its required pension contributions for 2015 from a previously estimated $100.0 million to a current estimate of approximately $35.0 million. These estimates are subject to changes in assumptions, primarily related to future investment performance of the pension funds, actuarial data relating to plan participants and the interest rate used to discount benefits to their present value. The Company also from time to time has additional contractual commitments, including the commitment to contribute $100.0 million to Magnetation in 2014 prior to the commencement of its pellet plant’s operations. The Company made total capital contributions of $90.0 million to Magnetation during the seven months ended July 31, 2014 and expects to contribute the remaining $10.0 million upon commencement of the pellet plant operations. The Company anticipates 2014 total capital and strategic investments, excluding investments at Dearborn, of approximately $165.0 million, including the $100.0 million contribution for Magnetation. AK Steel has the ability to borrow additional amounts under its credit facility. At June 30, 2014, the Company’s eligible collateral, after application of applicable advance rates, was $1,100.0 million. As of June 30, 2014, without giving effect to the Dearborn Acquisition, this offering and the use of proceeds, there were outstanding credit facility borrowings of $530.0 million. Availability as of June 30, 2014, without giving effect to the Dearborn Acquisition, this offering and the use of proceeds, was further reduced by $67.5 million of outstanding letters of credit, resulting in remaining availability of $502.5 million (subject to customary borrowing conditions, including a borrowing base). The amount of AK Steel’s indebtedness and other financial obligations could have important consequences. For example, it could increase AK Steel’s vulnerability to general adverse economic and industry conditions; require a substantial portion of the Company’s cash flows to be dedicated to debt service payments, reducing the amount of cash flows available for other purposes, such as working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes; limit AK Steel’s ability to obtain additional financing in the future to be used for such other purposes; reduce AK Steel’s planning flexibility for, or ability to react to, changes in the Company’s business and the industry; and place AK Steel at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

•	Risk of severe financial hardship or bankruptcy of one or more of the Company’s major customers. Sales and operations of a majority of the Company’s customers are sensitive to general economic conditions, especially as they affect the North American automotive and housing industries. In the event of a significant weakening of current economic conditions, whether as a result of secular or cyclical issues, it could lead to financial difficulties or even bankruptcy filings by customers of AK Steel. The concentration of customers in a specific industry, such as the automotive industry, may increase the risk to AK Steel because of the likelihood that circumstances may affect multiple customers at the same time. AK Steel could be adversely impacted by such financial hardships or bankruptcies. The nature of that impact would likely include lost sales or losses associated with the potential inability to collect all outstanding accounts receivables. Such an event could negatively impact AK Steel’s financial results and cash flows.

•	Risk of reduced demand in key product markets due to competition from alternatives to steel or other factors. The automotive and housing markets are important elements of AK Steel’s business. Automotive manufacturers are under pressure to achieve increasing government-mandated fuel economy standards by 2025, and they are currently investigating alternatives to carbon steels, including aluminum. If demand from one or more of AK Steel’s major automotive customers were to significantly decline as a result of increased use of competing materials in substitution for steel, reduced consumer demand, or other causes (including in order to diversify suppliers, due to their concentration with us and Dearborn), it likely would negatively affect AK Steel’s sales, financial results and cash flows. Similarly, if demand for AK Steel’s products sold to the housing market were to be reduced significantly, it could negatively affect AK Steel’s sales, financial results and cash flows.

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Risk of increased global steel production and imports. Actions by AK Steel’s domestic or foreign competitors to increase production in and/or exports to the United States could result in an increased supply of steel in the United States, which could result in lower prices and shipments of AK Steel’s products. In fact, significant increases in production capacity in the United States by competitors of AK Steel already have occurred in recent years as new carbon and stainless steelmaking and finishing facilities have begun production. In addition, foreign competitors, especially those in China, have substantially increased their production capacity in the last few years, and in some instances have seemingly targeted the U.S. market for imports of certain higher value products, including electrical steels. These and other factors have contributed to a high level of imports of foreign steel into the United States in recent years and create a risk of even greater levels of imports, depending upon foreign market and economic conditions, the value of the U.S. dollar relative to other currencies, and other variables beyond AK Steel’s control. In the fourth quarter of 2014, the ITC issued its final determination with respect to imports of GOES from three of the seven countries against which the Company had filed petitions: Germany, Japan, and Poland. The ITC determined that the United States steel industry is neither materially injured nor threatened with material injury by reason of those imports, nullifying nullifies the United States Department of Commerce’s prior assessment of dumping duties on GOES imports from those three countries. The ITC has not yet issued its final ruling on imports from the other four countries (China, Czech

Republic, Korea, and Russia) which were the subject of its prior preliminary ruling, but that decision is expected in November 2014. The ITC’s final determination as to Germany, Japan and Poland, as well as any negative ITC decision with respect to the remaining four countries, may cause imports of foreign electrical steel into the United States to increase in the future, negatively affecting the Company’s sales, financial results and cash flows. In addition, a significant further increase in domestic capacity or foreign imports of steel products generally could adversely affect AK Steel’s sales, financial results and cash flows.

•	Risks of excess inventory of raw materials. AK Steel has certain raw material supply contracts, particularly with respect to iron ore and coke, which have terms providing for minimum annual purchases, subject to exceptions for force majeure and other circumstances. If AK Steel’s need for a particular raw material is reduced for an extended period significantly below what was projected at the contract’s inception, or what was projected at the time an annual nomination was made under that contract, AK Steel could be required to purchase quantities of raw materials, particularly iron ore and coke, which exceed its anticipated annual needs. If that circumstance was to occur, and if AK Steel was not successful in reaching agreement with a particular raw material supplier to reduce the quantity of raw materials it purchases from that supplier, then AK Steel would likely be required to purchase more of a particular raw material in a given year than it needs, negatively affecting its financial results and cash flows. The impact on financial results could be exacerbated by AK Steel’s LIFO method for valuing inventories, which could be affected by changes in AK Steel’s raw material inventory levels, as well as AK Steel’s finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

•	Risk of supply chain disruptions or poor quality of raw materials. The Company’s sales, financial results and cash flows could be adversely affected by transportation, raw material or energy supply disruptions, or poor quality of raw materials, particularly scrap, coal, coke, iron ore, alloys and purchased carbon steel slabs. For example, extreme cold weather conditions in the United States and Canada impact shipping on the Great Lakes and could disrupt the delivery of iron ore to the Company and/or increase the Company’s costs related to iron ore. Such disruptions or quality issues, whether the result of severe financial hardships or bankruptcies of suppliers, natural or man-made disasters or other adverse weather events, or other unforeseen circumstances or events, could reduce production or increase costs at one or more of AK Steel’s plants and potentially adversely affect customers or markets to which AK Steel sells its products. Any such significant disruption or quality issue would adversely affect AK Steel’s sales, financial results and cash flows.

•	Risk of production disruption or reduced production levels. When business conditions permit, AK Steel operates its facilities at production levels at or near capacity. High levels of production are important to AK Steel’s financial results because they enable AK Steel to spread its fixed costs over a greater number of tons. Production disruptions could be caused by the idling of facilities due to reduced demand, such as resulting from economic downturns, or from excess capacity. Such unplanned production disruptions can adversely affect AK Steel’s sales, financial results and cash flows. Such production disruptions also could be caused by unanticipated plant outages or equipment failures, particularly under circumstances where AK Steel lacks adequate redundant facilities, such as with respect to its Middletown Works hot mill. For example, we recently experienced an unexpected outage of our Ashland Works blast furnace which has adversely affected our operations. In addition, the occurrence of natural or man-made disasters, adverse weather conditions, or similar events or circumstances could significantly disrupt AK Steel’s operations, negatively impact the operations of other companies or contractors AK Steel depends upon in its operations, or adversely affect customers or markets to which AK Steel sells its products. Any such significant disruption or reduced level of production would adversely affect AK Steel’s sales, financial results and cash flows.

•	Risks associated with the Company’s healthcare obligations. AK Steel provides healthcare coverage to its active employees and to a significant portion of its retirees, as well as to certain members of their families. AK Steel is self-insured with respect to substantially all of its healthcare coverage. While AK Steel has substantially mitigated its exposure to rising healthcare costs through cost sharing, healthcare cost caps and the establishment of VEBA trusts, the cost of providing such healthcare coverage may be greater on a relative basis for AK Steel than for other steel companies against which AK Steel competes because such competitors either provide a lesser level of benefits, require that their participants pay more for the benefits they receive, or do not provide coverage to as broad a group of participants (e.g., they do not provide retiree healthcare benefits). In addition, existing or new federal healthcare legislation could adversely affect AK Steel’s financial condition through increased costs in the future.

•	Risks associated with the Company’s pension obligations. AK Steel’s pension trust is currently underfunded to meet its long-term obligations. The extent of underfunding is directly affected by changes in interest rates and asset returns in the securities markets. It also is affected by the rate and age of employee retirements, along with actual experience compared to actuarial projections. These items affect pension plan assets and the calculation of pension obligations and expenses. Such changes could increase the cost to AK Steel of those obligations, which could have a material adverse effect on AK Steel’s results and its ability to meet those obligations. In addition, changes in the law, rules, or governmental regulations with respect to pension funding could also materially and adversely affect the cash flow of AK Steel and its ability to meet its pension obligations. Also, under the method of accounting used by AK Steel with respect to its pension obligations, AK Steel recognizes into its results of operations, as a “corridor” adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. These corridor adjustments are driven mainly by changes in assumptions and by events and circumstances beyond AK Steel’s control, primarily changes in interest rates, performance of the financial markets, and mortality and retirement projections. A corridor adjustment, if required after a re-measurement of AK Steel’s pension obligations, historically has been recorded in the fourth quarter of the fiscal year. In certain past years, corridor adjustments have had a significant negative impact on AK Steel’s financial statements in the year in which a charge was recorded, although the immediate recognition of the charge in that year has the beneficial effect of reducing its impact on future years. The recognition of a corridor charge does not have any immediate impact on the Company’s cash flows.

•	Risk of not reaching new labor agreements on a timely basis. Most of AK Steel’s hourly employees are represented by various labor unions and are covered by collective bargaining agreements with expiration dates between March 2015 and March 2018. Three of those contracts are scheduled to expire in the next twelve months: (i) an agreement with the United Steelworkers, Local 1915, which represents approximately 100 employees at AK Tube in Walbridge, Ohio, is scheduled to expire on January 22, 2015; (ii) an agreement with the United Steelworkers, Local 1865, which represents approximately 820 employees at the Ashland Works, is scheduled to expire on March 1, 2015; and (iii) an agreement with the United Automobile Workers, Local 4104, which represents approximately 150 employees at the Zanesville Works, is scheduled to expire on May 20, 2015. The Company intends to negotiate with these unions to reach new, competitive labor agreements in advance of the current expiration dates. The Company cannot predict at this time, however, when new, competitive labor agreements with these unions will be reached or what the impact of such agreements will be on the Company’s operating costs, operating income and cash flow. There is the potential of a work stoppage at these locations as their collective bargaining agreements expire if the Company and the unions cannot reach a timely agreement in contract negotiations. If there was to be a work stoppage, it could have a material impact on the Company’s operations, financial results and cash flows. To the extent that the Company has labor contracts with unions at other locations which expire after the above contracts, a similar risk applies.

•	Risks associated with major litigation, arbitrations, environmental issues and other contingencies. We have described several significant legal and environmental proceedings in the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, each of which is incorporated by reference herein. In addition to those proceedings, both Dearborn and Mountain State Carbon are the subject of significant legal proceedings, including concerning environmental matters. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC—Legal Contingencies” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC—Environmental Contingencies.” Assuming the closing of the Dearborn Acquisition, AK Steel may assume such legal and environmental liabilities and could incur significant adverse impacts arising from such proceedings. With respect to environmental issues, changes in application or scope of regulations applicable to AK Steel could have significant adverse impacts, including requiring capital expenditures to ensure compliance with the regulations, increased difficulty in obtaining future permits or meeting future permit requirements, incurring costs for emission allowances, restriction of production, and higher prices for certain raw materials. One or more of these adverse developments could negatively impact the Company’s operations, financial results and cash flows. With respect to litigation, arbitrations and other legal proceedings, it is not possible to predict with certainty the outcome of such matters and the Company could in the future incur judgments, fines or penalties or enter into settlements of lawsuits, arbitrations and claims that could have an adverse effect on its business, results of operations and financial condition. In addition, while the Company maintains insurance coverage with respect to certain claims, it may not be able to obtain such insurance on acceptable terms in the future and, to the extent it obtains such insurance, it may not provide adequate coverage against all claims. The Company establishes reserves based on its assessment of contingencies, including contingencies related to claims asserted against it in connection with litigation, arbitrations and environmental issues. Adverse developments in litigation, arbitrations, environmental issues or other legal proceedings may affect the Company’s assessment and estimates of the loss contingency recorded as a reserve and require the Company to make payments in excess of its reserves, which could negatively affect its operations, financial results and cash flows.

•	Risk associated with regulatory compliance and changes. AK Steel’s business and the businesses of its customers and suppliers are subject to a wide variety of government oversight and regulation, including those relating to permitting requirements. The regulations promulgated or adopted by various government agencies, and the interpretations and application of such regulations, are dynamic and constantly evolving. To the extent new regulations arise, the application of existing regulations expands, or the interpretation of applicable regulations changes, AK Steel may incur additional costs for compliance, including capital expenditures. AK Steel may also be indirectly affected through regulatory changes impacting its customers or suppliers. Such changes could reduce the competitiveness or even the viability of AK Steel products to AK Steel customers or cause AK Steel suppliers to pass their increased costs of compliance through to AK Steel in the form of higher prices for their goods or services.

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Risks associated with climate change and greenhouse gas emission limitations. The United States has not ratified the 1997 Kyoto Protocol Treaty (the “Kyoto Protocol”) and AK Steel does not produce steel in a country that has ratified that treaty. Negotiations for a treaty that would succeed the Kyoto Protocol are ongoing and it is not known yet what the terms of that successor treaty ultimately will be or if the United States will ratify it. It is possible, however, that limitations on greenhouse gas emissions may be imposed in the United States at some point in the future through federally-enacted legislation or regulation. The United States Environmental Protection Agency (“EPA”) has issued and/or proposed regulations addressing greenhouse gas emissions, including regulations that will require reporting of greenhouse gas emissions from large sources and suppliers in the United States. Legislation previously has been introduced in the United States Congress aimed at limiting carbon emissions from companies that conduct business that is carbon-intensive. Among other potential material items, such bills could include a system of carbon emission credits issued to certain companies, similar to the European Union’s existing “cap and trade” system. It is impossible at this time, however, to forecast what the final regulations and legislation, if any, will look like and the resulting effects on AK Steel. Depending upon the terms of any such regulations or legislation, however, AK Steel could suffer negative financial impacts as a result of increased energy, environmental and other costs in order to comply with the limitations that would be imposed on greenhouse gas emissions. In addition, depending upon whether similar limitations are imposed globally, the regulations and/or legislation could negatively impact AK Steel’s ability to compete with foreign steel companies situated in areas not subject to such limitations. Unless and until all of the terms of such regulation and legislation are known, however, AK Steel cannot reasonably or reliably estimate their impact on its financial condition, operating performance or ability to compete.

•	Risks associated with financial, credit, capital and banking markets. In the ordinary course of business, AK Steel seeks to access competitive financial, credit, capital and/or banking markets. Currently, AK Steel believes it has adequate access to these markets to meet its reasonably anticipated business needs. AK Steel both provides and receives normal trade financing to and from its customers and suppliers. To the extent, if at all, access to competitive financial, credit, capital and/or banking markets by AK Steel, or its customers or suppliers, was to be impaired, AK Steel’s operations, financial results and cash flows could be adversely impacted.

•	Risk associated with the Company’s use of derivative contracts to hedge commodity pricing volatility. The Company uses cash-settled commodity price swaps and options to hedge the market risk for a portion of its raw material and energy purchases and the market risk associated with the sale of certain of its commodity steel products (hot roll carbon steel coils) to mitigate the risk of pricing volatility. For example, in the event the price of an underlying commodity falls below the price at which the Company has hedged such commodity, the Company will benefit from the lower market price for the commodity purchased, but will not realize the full benefit of the lower commodity price because of the amount that it has hedged. In certain circumstances the Company also could be required to provide collateral for its potential derivative liability or close its hedging transaction for the commodity. Additionally, there may be a lag in timing (particularly with respect to iron ore) between a decline in the price of a commodity underlying a derivative contract, which could cause the Company to make payments in the short-term to provide collateral or settle its relevant hedging transaction, and the period in which the Company experiences the benefits of the lower cost input through its direct purchases of the commodity. Each of these risks related to the Company’s hedging transactions could adversely affect the Company’s financial results and cash flows.

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Risk associated with the value of the Company’s net deferred tax assets. U.S. internal revenue laws and regulations and similar state laws applicable to the Company and the rates at which it is taxed have a significant effect on its financial results. For instance, the Company has recorded deferred tax assets, including loss carryforwards and tax credit carryforwards, on its Consolidated Balance Sheets to reflect the economic benefit of tax positions that become deductible in future tax periods at the tax rate that is expected when they will be taken. Changes in tax laws or rates can materially affect the future deductible amounts related to deferred tax assets. For example, a reduction in the tax rate would decrease the amount of tax benefit to be realized in the future and result in a charge to the income statement, which has the effect of reducing the Company’s income at the time the tax rate change is enacted. The Company has established a valuation allowance for its deferred tax assets. In determining the appropriate amount of the valuation allowance, the accounting standards allow the Company to consider the timing of future reversal of its taxable temporary differences and available tax strategies that, if implemented, would result in the realization of deferred tax assets. The use of a tax planning strategy involving LIFO inventory accounting will result in changes in the valuation allowance on the deferred tax assets in relation to the amount of LIFO income or expense the Company records and could materially affect reported financial results. For more detail concerning the Company’s net deferred tax assets, see the discussion in the Critical Accounting Estimates section in Item 7 and in Note 4 to the consolidated financial statements in Item 8 included in our Annual Report on Form 10-K for the year ended December 31, 2013. Thus, changes in certain tax laws, a reduction in tax rates or a reduction in the realizable value of the deferred tax assets could have a material adverse effect on the Company’s financial results and financial condition.

•	Risk of inability to fully realize benefits of long-term cost savings and margin enhancement initiatives. In recent years the Company has undertaken several significant projects in an effort to lower its costs and enhance its margins. These include efforts to lower its costs and increase its control over certain key raw materials through a strategy of vertically integrating into approximately one half of its annual supply of such key raw materials. AK Steel intends to implement this strategy with respect to iron ore through its investment in Magnetation and with respect to coal through its ramp-up of AK Coal’s mining operations. Other strategic initiatives to lower AK Steel’s costs include increasing the utilization, yield and productivity of its facilities, implementing strategic purchasing procurement improvements, controlling maintenance spending, producing lower cost metallic burdens and reducing transportation costs. The Company also has identified several other areas for enhancing its profitability, including increasing its percentage of contract sales (and lowering spot market sales), producing and selling a higher-value mix of products and developing new products that can command higher prices from customers. To the extent that one or more of the Company’s significant cost-savings or margin enhancement projects is unsuccessful, or that several projects are significantly less effective in achieving the level of combined cost-savings or margin enhancement than the Company is anticipating, or that the Company does not achieve such results as quickly as anticipated, the Company’s financial results and cash flows could be adversely impacted.

•	Risk of lower quantities, quality or yield of estimated coal reserves of AK Coal. AK Steel has based estimated reserve information of its wholly-owned subsidiary, AK Coal, on engineering, economic and geological data assembled and analyzed by third-party engineers and geologists, with involvement of and review by Company employees. There are numerous uncertainties inherent in estimating yields from, quantities and qualities of, and costs to mine recoverable reserves, including many factors beyond AK Coal’s control. Estimates of economically-recoverable coal reserves necessarily depend upon a number of variables and assumptions, such as geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies, and assumptions concerning coal prices, operating costs, development costs and reclamation costs, all of which may vary considerably from actual results. As a result, actual coal tonnage recovered from AK Coal’s properties and the related costs may vary materially from AK Steel’s estimates. In addition, actual or alleged defects in title in or the boundaries of the property that AK Coal owns or its loss of any material leasehold interests could limit or eliminate its ability to mine these properties, which may reduce the estimated reserves controlled by AK Coal or result in significant unanticipated costs to obtain the property rights to mine such reserves.

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Risk of increased governmental regulation of mining activities. AK Steel’s ability to realize fully the expected benefits from AK Coal and Magnetation could be materially adversely affected by increased governmental regulation of mining and related activities, including difficulties or delays in or their failure to receive, maintain or modify environmental permits required for their operations. With respect to AK Coal, the coal mining industry is subject to numerous and extensive federal, state and local environmental laws and regulations, including laws and regulations pertaining to permitting and licensing requirements, air quality standards, plant and wildlife protection, reclamation and restoration of mining properties, the discharge of materials into the environment, the storage, treatment and disposal of wastes, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. With respect to Magnetation, although the construction and operation of its iron ore concentrate plants require limited environmental permits, Magnetation will be required to seek new and amended permits with respect to the additional iron ore concentrate capacity that it intends to build and operate that is necessary to feed its iron ore pellet plant. Furthermore, when Magnetation’s pellet plant commences operation, it will be subject to most, if not all, of the federal, state and local environmental laws and regulations previously mentioned in regards to AK Coal. The costs, liabilities and requirements associated with these laws and regulations are significant and may increase the costs of AK Coal’s mining activities and Magnetation’s pellet plant operations and could delay, or even preclude, the commencement of Magnetation’s proposed additional iron ore concentrate capacity and the opening of additional mines by AK Coal beyond its currently operational North Fork mine.

•	Risk of inability to hire or retain skilled labor and experienced manufacturing and mining managers. Modern steel-making and mining uses specialized techniques and advanced equipment and requires experienced managers and skilled laborers. The manufacturing and mining industries in the United States are in the midst of a shortage of experienced managers and skilled laborers. This shortage is due in large part to demographic changes, as such laborers and managers are retiring at a faster rate than replacements are entering the workforce or achieving a comparable level of experience. If AK Steel or AK Coal are unable to hire or contract sufficient experienced managers and skilled laborers, there could be an adverse impact on the productivity of these operations and the ultimate benefits to AK Steel.

•	Risk of IT security threats and sophisticated cybercrime. The Company relies upon IT systems and networks in connection with a variety of business activities. In addition, the Company collects and stores sensitive data. The Company has taken, and intends to continue to take, what it believes are appropriate and reasonable steps to prevent security breaches in its systems and networks. In recent years, however, there appears to have been an increase in both the number and sophistication of IT security threats and cybercrimes. These IT security threats and increasingly sophisticated computer crimes, including advanced persistent threats, pose a risk to the security of AK Steel’s systems and networks and the confidentiality, availability and integrity of its data. A failure of or breach in security could expose the Company to risks of production downtimes and operations disruptions, misuse of information or systems, or the compromising of confidential information, which in turn could adversely affect the Company’s reputation, competitive position, business and financial results.

Risks Relating to the Dearborn Acquisition

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Risks of failure to achieve the estimated synergies and other expected benefits of the Dearborn Acquisition and/or to integrate Dearborn successfully following completion of the Dearborn Acquisition. The Company may be unable to achieve the strategic, operational, financial and other benefits, and/or the resulting estimated synergies, contemplated by the Company with respect to the Dearborn Acquisition to the full extent expected or in a timely manner. The integration of Dearborn’s operations into the Company will be a complex and lengthy endeavor, and to the extent that the Company is not as successful as expected in integrating Dearborn, the cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Dearborn Acquisition may not be fully realized or may take longer to realize than expected. In addition, the announcement, pendency and consummation of the Dearborn

Acquisition could cause disruptions in and create uncertainty surrounding the Company’s relationships with existing and future customers, suppliers and employees, or the Company may be exposed to unknown or unanticipated costs or liabilities, including those relating to environmental matters, which could have an adverse effect on the Company’s business, financial results and cash flows.

Risks Relating to Our Common Stock

•	The Board of Directors has decided to suspend dividends on our common stock until further notice. In July 2012 the Board of Directors decided to suspend the payment of dividends on our common stock to enhance our financial flexibility and further support capital needs for the business. We cannot assure you when, whether or at what level we will resume paying dividends on our common stock.

•	The price of our common stock historically has been volatile. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The market price for our common stock has varied in the twelve-month period ending on September 5, 2014 between a high of $11.37 on August 26, 2014 and a low of $3.42 on September 6, 2013. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of June 30, 2014, we had outstanding approximately 136.8 million shares of our common stock and options to purchase approximately 2.7 million shares of our common stock (of which approximately 1.7 million were exercisable as of that date). We also had outstanding approximately 1.5 million performance shares as of June 30, 2014, which could result in the issuance of a maximum of approximately 2.2 million shares if certain performance criteria are achieved, and approximately 0.5 million restricted stock units outstanding. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

•	Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our common stock to decline. We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our Board of Directors or a committee thereof has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our Board of Directors or a committee thereof to create and issue a new series of preferred stock and certain provisions of Delaware law and our restated certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

•	Risks associated with our ability to pay dividends on our common stock. AK Steel’s Credit Facility contains certain restrictive covenants with respect to our payment of dividends, which could affect our ability to pay dividends on our common stock.

THE DEARBORN ACQUISITION

On July 21, 2014, we announced that AK Steel had signed an agreement (the “Purchase Agreement”) to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700 million in cash (the “Dearborn Acquisition”). The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products.

The Dearborn plant has the capacity to produce 2.4 million tons of flat-rolled shipments per annum and produces high-quality, carbon flat-rolled steels for the automotive, construction and appliance markets. Dearborn’s value-added products are primarily utilized in the North American automotive industry, which accounted for approximately 57% of its direct 2013 steel shipments (and approximately 63% of its steel shipments when including indirect shipments). Dearborn is also a leading supplier to the U.S. distributor and pipe and tube markets, which represented 21% and 10% of 2013 shipments, respectively.

Since 2007, Severstal has invested over $1.2 billion in the Dearborn plant, including a rebuild of its blast furnace (2007), improvements to the its hot strip mill, construction of a new state of the art pickle line tandem cold mill (2011) and construction of a new hot dip galvanizing line (2011).

In addition to the steelmaking facilities at the Dearborn plant, AK Steel will also acquire the Mountain State Carbon cokemaking facility and interests in three steel finishing joint ventures as part of Dearborn Acquisition.

Management believes the Dearborn Acquisition will benefit AK Steel in a number of ways. Management has identified over $50 million of annual cost-based synergies it expects to achieve through the Dearborn Acquisition, $25 million of which are expected to be realized in the first year. See “Risk Factors—Risks Relating to the Dearborn Acquisition.”

The Purchase Agreement contains representations and warranties, affirmative and negative covenants, and indemnification obligations that are customary for acquisition agreements of this type. Dearborn is required to conduct its business in the ordinary course during the interim period between the execution of the Purchase Agreement and the consummation of the Dearborn Acquisition and not to take certain actions prior to the closing of the Dearborn Acquisition without the prior approval of the Company.

On September 3, 2014, we were notified by the Department of Justice that we had received early termination of the Hart-Scott-Rodino review for the Dearborn Acquisition, clearing regulatory approval. Completion of the Dearborn Acquisition is conditioned upon the satisfaction of customary conditions to closing included in the Purchase Agreement governing the Dearborn Acquisition. Closing of the Dearborn Acquisition is expected to occur concurrently with the consummation of this offering and is a condition to closing of the offering by AK Steel of senior notes.

USE OF PROCEEDS

We estimate that the proceeds from this offering will be approximately $334.4 million (or $384.6 million if the underwriters exercise their option to purchase additional shares in full), after deducting fees and estimated expenses (assuming an offering price of $10.01 per share, the closing price for our shares on September 3, 2014). We intend to use a portion of the net proceeds from this offering, together with the net proceeds from the concurrent offering by AK Steel of senior notes, to finance the Dearborn Acquisition and the remainder of the net proceeds from this offering, if any, to repay outstanding borrowings under our Credit Facility and for general corporate purposes. If the Dearborn Acquisition does not occur, we will use all proceeds for general corporate purposes, including debt repayment.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis; and

•	as adjusted to give pro forma effect to the Dearborn Acquisition and this offering, the concurrent offering of by AK Steel of senior notes and the application of the net proceeds as described under “Use of Proceeds,” and assuming no exercise of the underwriters’ option to purchase additional shares of AK Holding’s common stock.

	As of June 30, 2014 (1)
	Actual	Pro Forma
Cash and cash equivalents (2)	$54.8	$54.8

Short-term debt:
Current portion of long-term debt	$0.4	$0.4
Long-term debt (excluding current portions):
Credit Facility (2)(3)	530.0	499.6
8.75% Senior Secured Notes due December 2018	380.0	380.0
5.00% Exchangeable Senior Notes due November 2019 (effective rate of 10.8%)	150.0	150.0
7.625% Senior Notes due May 2020	529.8	529.8
8.375% Senior Notes due April 2022	290.2	290.2
Industrial Revenue Bonds Due 2014 through 2030	99.3	99.3
Notes offered hereby (par amount)	—	430.0
Unamortized debt discount	(31.1)	(31.1)

Total debt	$1,948.6	$2,348.2

Equity:
Preferred stock, authorized 25,000,000 shares	$—	$—
Common stock, authorized 300,000,000 shares of $.01 par value each (issued 136,936,413 shares on an actual and 171,936,413 shares on a pro forma basis; outstanding 136,793,421 shares on an actual and 171,793,421 shares on a pro forma basis)	1.4	1.8
Additional paid-in capital	1,910.9	2,244.9
Treasury stock, common shares at cost, 142,992 shares in 2014	(1.0)	(1.0)
Accumulated deficit	(2,554.3)	(2,576.3)
Accumulated other comprehensive income	272.0	272.0

Total AK Holding stockholders’ equity (deficit)	(371.0)	(58.6)
Noncontrolling interests	415.3	415.3

Total equity	$44.3	$356.7

Total capitalization	$1,992.9	$2,704.9

(1)	Assumes the issuance and sale of 35,000,000 shares of AK Holding’s common stock at a price of $10.01 per share (the closing price on September 3, 2014).
(2)	Includes cash of approximately $18.4 million of SunCoke Middletown, which can only be used by SunCoke Middletown for its operation or for distribution to its equity owners. As of September 5, 2014, AK Steel’s cash and cash equivalents and borrowings under the Credit Facility were approximately $30 million and $680 million, respectively.
(3)

Any remaining proceeds from this offering will be used to repay borrowings under the Credit Facility. Borrowings under the Credit Facility bear interest at a base rate or, at the Company’s option, LIBOR, plus an additional interest rate margin that is determined by the average daily availability of borrowings under the Credit Facility. The additional interest rate margin for revolver borrowings ranges from 0.50% to

1.00% per annum in the case of base rate borrowings and from 1.50% to 2.00% per annum in the case of LIBOR borrowings. For borrowings under the FILO Facility, the additional interest rate margin ranges from 1.75% to 2.25% per annum in the case of base rate borrowings and from 2.75% to 3.25% per annum in the case of LIBOR borrowings. In addition, the Company pays a commitment fee on the undrawn commitments under the Credit Facility from time to time according to the average daily balance of borrowings (which balance also includes outstanding letters of credit) under the Credit Facility during any month. This commitment fee on undrawn commitments applies at a rate of 0.375% per annum. See “Description of Certain Indebtedness—AK Steel’s Credit Facility.”

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange. The following table sets forth the high and low intra-day sales prices per share of our common stock and the cash dividends paid per share for the periods indicated.

	High	Low	Cash dividend per share
2012:
First Quarter	$10.33	$6.80	$0.05
Second Quarter	$7.85	$4.59	$0.05
Third Quarter	$6.73	$4.44	$—
Fourth Quarter	$5.90	$3.42	$—

2013:
First Quarter	$4.94	$3.25	$—
Second Quarter	$3.80	$2.76	$—
Third Quarter	$4.65	$2.92	$—
Fourth Quarter	$8.47	$3.73	$—

2014:
First Quarter	$8.24	$5.79	$—
Second Quarter	$7.99	$5.97	$—
Third Quarter (through September 5, 2014)	$11.37	$8.00	$—

The last reported sale price of our common stock on the New York Stock Exchange on September 5, 2014 was $10.44 per share. As of September 5, 2014, there were 136,799,800 shares of our common stock outstanding.

As of September 5, 2014, we had 4,145 holders of record of our common stock.

In July 2012, the Company elected to suspend its dividend program to enhance the Company’s financial flexibility and further support capital needs for the business.

AK Steel’s Credit Facility contains certain restrictive covenants with respect to the Company’s payment of dividends. Under these covenants, dividends are permitted provided (i) availability under the Credit Facility exceeds $247.5 million or (ii) availability exceeds $192.5 million and the Company meets a fixed charge coverage ratio of one to one as of the most recently ended fiscal quarter. If the Company cannot meet either of these thresholds, dividends would be limited to $12.0 million annually. Currently, the availability under the Credit Facility significantly exceeds $247.5 million. Accordingly, although the Company has elected to suspend its dividend program, there currently are no covenants that would restrict the Company’s ability to declare and pay a dividend to its stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma Condensed Consolidated Balance Sheet set forth below gives effect to the Dearborn Acquisition, this offering, the concurrent offering by AK Steel of its senior notes and the application of the proceeds from both offerings (collectively referred to herein as the “Transactions”) as if they occurred on June 30, 2014, and the unaudited pro forma Condensed Consolidated Statements of Operations gives effect to the Transactions as if they had occurred at the beginning of each period. The unaudited pro forma condensed consolidated financial statements includes adjustments that give effect to events that are directly attributable to the Transactions and are expected to have a continuing effect and are factually supportable. The notes to the unaudited pro forma condensed consolidated financial statements describe the pro forma amounts and adjustments presented. The pro forma information is unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period. In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing the unaudited pro forma condensed consolidated financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions.

The Dearborn Acquisition will be accounted for using the acquisition method of accounting in accordance with U.S. GAAP and upon the assumptions set forth in the notes included in this section. The unaudited pro forma condensed consolidated financial statements reflect management’s preliminary valuation of assets acquired and liabilities assumed. The final allocation of the Dearborn Acquisition consideration will be based upon management’s consideration of valuation studies and post-closing purchase price adjustments. Any adjustments based on that final valuation may change the allocations of the Dearborn Acquisition consideration, which could affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements are primarily based on, and should also be read in conjunction with, the historical financial statements of AK Steel Holding and Severstal Dearborn, LLC.

As a result of a settlement agreement approved by the bankruptcy trustee of RG Steel, LLC on July 18, 2014, Dearborn became the 100% owner of Mountain State Carbon LLC (“Mountain State Carbon”). Prior to the settlement, Dearborn accounted for its 50% interest in Mountain State Carbon using the equity method. The unaudited pro forma condensed consolidated financial statements reflect the results of Mountain State Carbon as if it had been consolidated as of June 30, 2014 or the beginning of the period presented as applicable.

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2014

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$54.8	$0.2	$1.4	$(1.6)	(1)	$54.8
Accounts receivable, net	596.2	170.2	10.3	(34.5)	(2)	742.2
Inventory, net	738.3	295.4	13.4	15.0	(3)	1,062.1
Deferred tax assets, current	63.9	—	—	—		63.9
Other current assets	52.8	24.8	0.7	(24.5)	(4)	53.8

Total current assets	1,506.0	490.6	25.8	(45.6)		1,976.8
Property, plant and equipment, net	1,805.3	386.4	61.2	106.5	(5)	2,359.4
Other non-current assets:
Investment in Magnetation LLC	229.0	—	—	—		229.0
Other non-current assets	266.3	273.8	1.8	(215.3)	(6)(7)	326.6

TOTAL ASSETS	$3,806.6	$1,150.8	$88.8	$(154.4)		$4,891.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$642.4	$205.0	$13.1	$(9.0)	(8)	$851.5
Accrued liabilities	170.2	27.4	4.9	3.7	(9)	206.2
Current portion of long-term debt	0.4	—	—	—		0.4
Current portion of pension and other postretirement benefit obligations	69.5	2.8	—	2.2	(10)	74.5

Total current liabilities	882.5	235.2	18.0	(3.1)		1,132.6

Non-current liabilities:
Long-term debt	1,948.2	304.8	30.4	64.4	(11)	2,347.8
Pension and other postretirement benefit obligations	816.3	66.7	—	48.3	(10)	931.3
Other non-current liabilities	115.3	53.7	5.0	(50.6)	(12)	123.4

TOTAL LIABILITIES	3,762.3	660.4	53.4	59.0		4,535.1

Equity:
Common stock, authorized 300,000,000 shares of $0.01 par value each; issued 136,936,413 shares; pro forma issued 171,936,413 shares; outstanding 136,793,421 shares; pro forma outstanding 171,793,421 shares	1.4	—	—	0.4	(13)	1.8
Additional paid-in capital	1,910.9	1,072.4	132.2	(870.6)	(13)(14)	2,244.9
Treasury stock, common shares at cost, 142,992 shares	(1.0)	—	—	—		(1.0)
Accumulated earnings (deficit)	(2,554.3)	(578.3)	(96.8)	653.1	(14)(15)	(2,576.3)
Accumulated other comprehensive income (loss)	272.0	(3.7)	—	3.7	(16)	272.0

Total stockholders’ equity (deficit)	(371.0)	490.4	35.4	(213.4)		(58.6)
Noncontrolling interests	415.3	—	—	—		415.3

TOTAL EQUITY	44.3	490.4	35.4	(213.4)		356.7

TOTAL LIABILITIES AND EQUITY	$3,806.6	$1,150.8	$88.8	$(154.4)		$4,891.8

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
Net sales	$5,570.4	$2,030.1	$154.5	$(153.4)	(17)	$7,601.6
Cost of products sold (exclusive of items shown separately below)	5,107.8	1,877.0	169.0	(185.2)	(18)(19)	6,968.6
Selling and administrative expenses (exclusive of items shown separately below)	205.3	55.7	5.6	—		266.6
Depreciation	190.1	101.7	17.0	(83.8)	(20)	225.0
Pension and OPEB expense (income)	(68.6)	4.3	—	4.1	(21)	(60.2)
Asset impairment	—	43.0	—	—		43.0

Total operating costs	5,434.6	2,081.7	191.6	(264.9)		7,443.0

Operating profit	135.8	(51.6)	(37.1)	111.5		158.6
Interest expense	127.4	38.4	1.9	(6.8)	(22)	160.9
Other income (expense)	(1.4)	(0.8)	6.7	6.5	(18)(23)	11.0

Income (loss) before income taxes	7.0	(90.8)	(32.3)	124.8		8.7
Income tax expense (benefit) (24)	(10.4)	(0.1)	—	—		(10.5)

Net income (loss)	17.4	(90.7)	(32.3)	124.8		19.2
Less: Net income attributable to noncontrolling interests	64.2	—	—	—		64.2

Net income (loss) attributable to AK Steel Holding Corporation	$(46.8)	$(90.7)	$(32.3)	$124.8		$(45.0)

Basic and diluted earnings per share:
Net income (loss) attributable to AK Steel Holding Corporation common stockholders (25)	$(0.34)					$(0.26)

Common shares outstanding (weighted-average shares in millions) (25)	135.8					170.8

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2014

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
Net sales	$2,914.3	$1,006.2	$79.0	$(72.9)	(17)	$3,926.6
Cost of products sold (exclusive of items shown separately below)	2,752.5	955.0	76.0	(85.9)	(18)(19)	3,697.6
Selling and administrative expenses (exclusive of items shown separately below)	114.1	18.8	3.2	—		136.1
Depreciation	97.2	53.7	8.8	(45.0)	(20)	114.7
Pension and OPEB expense (income)	(50.7)	2.4	—	1.9	(21)	(46.4)
Asset impairment	—	915.7	89.4	—		1,005.1

Total operating costs	2,913.1	1,945.6	177.4	(129.0)		4,907.1

Operating profit (loss)	1.2	(939.4)	(98.4)	56.1		(980.5)
Interest expense	65.4	11.3	1.2	4.2	(22)	82.1
Other income (expense)	(4.9)	(40.5)	—	44.8	(18)(23)	(0.6)

Income (loss) before income taxes	(69.1)	(991.2)	(99.6)	96.7		(1,063.2)
Income tax expense (benefit) (24)	3.6	—	—	—		3.6

Net income (loss)	(72.7)	(991.2)	(99.6)	96.7		(1,066.8)
Less: Net income attributable to noncontrolling interests	30.5	—	—	—		30.5

Net income (loss) attributable to AK Steel Holding Corporation	$(103.2)	$(991.2)	$(99.6)	$96.7		$(1,097.3)

Basic and diluted earnings per share:
Net income (loss) attributable to AK Steel Holding Corporation common stockholders (25)	$(0.13)					$(6.41)

Common shares outstanding (weighted-average shares in millions) (25)	136.2					171.2

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

TWELVE MONTHS ENDED JUNE 30, 2014

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
Net sales	$5,710.4	$2,018.1	$154.0	$(149.6)	(17)	$7,732.9
Cost of products sold (exclusive of items shown separately below)	5,298.8	1,893.5	156.7	(175.5)	(18)(19)	7,173.5
Selling and administrative expenses (exclusive of items shown separately below)	217.6	48.0	5.7	—		271.3
Depreciation	190.8	106.5	17.5	(89.1)	(20)	225.7
Pension and OPEB expense (income)	(86.9)	4.5	—	3.9	(21)	(78.5)
Asset impairment	—	958.7	89.4	—		1,048.1

Total operating costs	5,620.3	3,011.2	269.3	(260.7)		8,640.1

Operating profit (loss)	90.1	(993.1)	(115.3)	111.1		(907.2)
Interest expense	129.8	30.0	2.2	1.3	(22)	163.3
Other income (expense)	(10.6)	(38.2)	7.8	45.0	(18)(23)	4.0

Income (loss) before income taxes	(50.3)	(1,061.3)	(109.7)	154.8		(1,066.5)
Income tax expense (benefit) (24)	(13.7)	(0.1)	—	—		(13.8)

Net income (loss)	(36.6)	(1,061.2)	(109.7)	154.8		(1,052.7)
Less: Net income attributable to noncontrolling interests	63.1	—	—	—		63.1

Net income (loss) attributable to AK Steel Holding Corporation	$(99.7)	$(1,061.2)	$(109.7)	$154.8		$(1,115.8)

Basic and diluted earnings per share:
Net income (loss) attributable to AK Steel Holding Corporation common stockholders (25)	$(0.73)					$(6.53)

Common shares outstanding (weighted-average shares in millions) (25)	136.0					171.0

AK STEEL HOLDING CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions)

Note A—Basis of Pro Forma Presentation

Assuming consummation of the Transactions on June 30, 2014, the purchase price of Dearborn (including Mountain State Carbon) would be allocated on a preliminary basis to the following assets and liabilities:

Accounts receivable	$146.0
Inventory	323.8
Other current assets	1.0
Property, plant and equipment	554.1
Other non-current assets	48.3
Accounts payable	(209.1)
Accrued liabilities	(36.0)
Other postretirement benefit obligations	(120.0)
Other non-current liabilities	(8.1)

Purchase price	$700.0

The preliminary allocation is based on a purchase price of $700.0, which will be paid in cash for the outstanding membership units of Dearborn at closing. The purchase price is subject to a working capital adjustment at closing.

For the purpose of preparing the unaudited pro forma condensed consolidated financial statements, the total estimated purchase price is allocated to Dearborn’s net tangible and intangible assets acquired and liabilities assumed as of the acquisition date. Final allocation of the purchase price will be based on the actual value of identifiable assets acquired and liabilities assumed in accordance with U.S. GAAP. Accordingly, the fair value of these identifiable assets and liabilities assumed included in the table above is preliminary and is subject to change. An allocation of an increased portion of the purchase price to inventory, property, plant and equipment, other non-current assets or intangible assets would result in increased depreciation and/or amortization expense. We expect to finalize the valuation and complete the purchase price allocation as soon as practical but no later than one year from the date of Dearborn Acquisition.

We estimate that the proceeds from this offering and the concurrent offering by AK Steel of its senior notes, after deducting fees and estimated expenses, will be approximately $754.4 million. We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering of senior notes by AK Steel, to finance the Dearborn Acquisition. We estimate the remaining proceeds from this offering after payment for the Dearborn Acquisition and any fees and expenses related to the closing of the Dearborn Acquisition and the amendment of our Credit Facility to be $30.4 million, which will be used to repay outstanding borrowings under the Credit Facility.

Note B—Pro Forma Adjustments

(1)	Reflects a decrease of $1.6 to eliminate the cash of Dearborn that will be retained by Severstal U.S. Holdings LLC (“Severstal U.S. Holdings”) at the closing of the Transactions.

(2)	Reflects a decrease of $25.5 associated with the accounts receivable from Severstal U.S. Holdings that will be settled prior to the closing of the Transactions and $9.0 for the elimination of accounts receivable between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon.

(3)	Reflects an increase of $15.0 associated with the estimated increase in the carrying value of inventory, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. The fair value of finished goods inventory, which is comprised principally of slabs and coils, is at its estimated selling price less the sum of disposal costs and a reasonable profit allowance for selling effort. Raw material inventory has been valued at current replacement cost, which approximated Dearborn’s carrying value.

(4)	Reflects a decrease of $24.5 associated with the estimated decrease in the carrying value of other current assets, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn.

(5)	Reflects an increase of $106.5 associated with the estimated increase in the carrying value of property, plant and equipment, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. The property, plant and equipment of Dearborn were substantially impaired under U.S. GAAP as of June 30, 2014 as more fully described in the stand-alone historical financial statements. The increase in fair value is expected to be primarily related to machinery and equipment. These preliminary measurements of fair value reflected are subject to change and such changes could be material.

(6)	Reflects a decrease of $97.8 associated with a loan receivable from an affiliate of Severstal U.S. Holdings that will be settled prior to the closing of the Transactions and a decrease of $129.5 associated with the estimated net decrease in the carrying value of other non-current assets, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. Significant components of the adjustments to other non-current assets include the following:

•	Elimination of prepaid balances of $100.9 related to a long-term supply contract that has been allocated a fair value as a stand-alone intangible asset.

•	Elimination of long-term receivables of $11.5 no longer contractually owed as a result of the Transactions.

(7)	Reflects an increase of $12.0 associated with financing costs eligible for capitalization related to the issuance of debt securities to finance the Dearborn Acquisition and the intended amendment of the Credit Facility.

(8)	Reflects a decrease of $9.0 for the elimination of accounts payable between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon.

(9)	Reflects an increase of $3.7 associated with the estimated increase in the value of accrued liabilities, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn.

(10)	Reflects an increase of $2.2 associated with the estimated increase in the current portion of other postretirement benefit obligations and $48.3 associated with the estimated increase in the non-current portion, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. The preliminary estimate is based on a remeasurement of the other postretirement benefit obligation as of June 30, 2014 to reflect current assumptions as of that date. The actual results may differ from the current estimate.

(11)	Represents adjustments for debt and related components as follows:

Issuance of Notes related to the Acquisition	$430.0
Payment on revolving credit facility	(30.4)
Settlement—Intercompany debt owed to Severstal U.S. Holdings	(335.2)

Net adjustment to total debt	$64.4

(12)	Reflects a decrease of $23.9 associated with interest payable on intercompany debt owed to Severstal U.S. Holdings that will be settled prior to the closing of the Transactions and a decrease of $26.7 associated with the elimination of previously deferred income.

(13)	Reflects an increase of $0.4 in common stock and $334.0 in additional paid-in capital associated with the net estimated proceeds from the offering of AK Holding’s common stock as part of the financing for the Dearborn Acquisition.

(14)	Reflects a decrease of $1,204.6 in additional paid-in capital and an increase of $675.1 in accumulated earnings (deficit) for the elimination of historical equity of Dearborn and Mountain State Carbon.

(15)	Reflects a decrease of $22.0 for the transaction costs related to the Dearborn Acquisition ($10.0) and estimated issue costs to be recognized as of the closing of the Transactions for other financing commitments in connection with the Transactions ($12.0).

(16)	Reflects an increase of $3.7 to eliminate Dearborn’s historical accumulated other comprehensive income (loss).

(17)	Reflects a decrease for the elimination of sales between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of transactions between Dearborn and Mountain State Carbon	$153.4	$72.9	$149.6

(18)	Dearborn included its share of Mountain State Carbon’s net losses in cost of products sold and its share of an asset impairment charge and losses of the prior member in other income (loss). As a result of the consolidation of Mountain State Carbon, the share of Mountain State Carbon’s net losses and asset impairment were eliminated as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of 50% of Mountain State Carbon’s net loss from cost of products sold	$16.2	$5.1	$10.2
Elimination of 50% of Mountain State Carbon’s net loss from other income (expense)	16.1	49.8	54.8

Share of Mountain State Carbon’s net loss eliminated from Dearborn results	32.3	54.9	65.0
Prior member’s share of Mountain State Carbon’s asset impairment	—	44.7	44.7

Mountain State Carbon’s net loss	$32.3	$99.6	$109.7

(19)	Reflects a decrease for the elimination of cost of products sold between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon and a decrease for costs for the decreased carrying value of certain assets and liabilities, based on the preliminary estimates of the allocation of the estimated purchase price for Dearborn as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of transactions between Dearborn and Mountain State Carbon	$153.4	$72.9	$149.6
Effects of consolidation of Mountain State Carbon	16.2	5.1	10.2
Decrease in amortization of certain assets and liabilities	15.6	7.9	15.7

Decrease in cost of products sold	$185.2	$85.9	$175.5

The reduction in amortization expense is primarily a result of lower carrying values for long-term supply arrangements and changes in the fair value of the joint ventures investments.

(20)	Reflects a decrease for estimated annual depreciation expense associated with the estimated fair value of property, plant and equipment, based on the preliminary estimates of the allocation of the estimated purchase price for Dearborn. For purposes of depreciation for property, plant and equipment, we have assumed average useful lives ranging from seven to 20 years based primarily on historical experience. The adjustments are as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Decrease in depreciation expense	$83.8	$45.0	$89.1

(21)	Reflects an increase in the estimated net postretirement benefit cost, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn as discussed in note 10, as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Increase in net periodic postretirement benefit expense	$4.1	$1.9	$3.9

(22)	Reflects the reduction of interest on Dearborn’s pre-acquisition long-term debt that will be repaid by Severstal U.S. Holding prior to the consummation of the Transactions. Also reflects our pro forma interest expense and the amortization of financing costs over the terms of the corresponding debt. A summary follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Pro forma interest expense (a)	$31.8	$15.8	$31.8
Elimination of Dearborn historical interest expense	(40.3)	(12.5)	(32.2)
Amortization of deferred financing fees (b)	1.7	0.9	1.7

Net increase (decrease) in interest expense	$(6.8)	$4.2	$1.3

(a)	Represents pro forma interest expense calculated using interest rates as of June 30, 2014 for (i) assumed commitment fees for the estimated increase in letters of credit and the increase in the unused balance related to the Credit Facility, assumed interest expense savings on estimated payments of $30.4 on the Credit Facility for part of the financing for the Dearborn Acquisition and (ii) assumed interest rates on the new $430.0 senior unsecured notes. Each one-eighth of one percent change in interest rates would result in (i) less than a $0.1 change in the annual interest expense on additional borrowings on the Credit Facility, and (ii) a $0.5 change in the annual interest expense on the new $430.0 senior unsecured notes. Each $10.0 change in the amount of proceeds from the issuance of common stock would result in a $0.2 change in the annual interest expense on the change in the draw from or payment of borrowings under the Credit Facility.
(b)	Deferred financing fees are amortized over the life of the various debt instruments.

(23)	Reflects an increase for the elimination of the equity loss of Mountain State Carbon as a result of the consolidation of Mountain State Carbon discussed in note 18. Also reflects the decrease in interest income associated with a loan receivable from an affiliate of Severstal U.S. Holdings that will be settled prior to the closing of the Transactions. Also reflects an increase in costs for the increased carrying value of certain assets and liabilities, based on the preliminary estimates of the allocation of the estimated purchase price for Dearborn. A summary follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of 50% of Mountain State Carbon’s net losses	$16.1	$5.1	$10.1
Elimination of 50% of Mountain State Carbon’s asset impairment	—	44.7	44.7
Decrease in interest income from affiliate note receivable	(7.1)	(3.8)	(7.4)
Increase in carrying value of certain assets and liabilities	(2.5)	(1.2)	(2.4)

Increase in other income (expense)	$6.5	$44.8	$45.0

(24)	The Company has recorded a valuation allowance against a substantial portion of its deferred tax assets and as a result, income tax expense recognized is primarily determined based upon changes in the value of the tax-planning strategy associated with LIFO inventory. As a result, no income tax effect is recognized associated with the pro forma adjustments as any income tax expense or benefit would be offset with a change in the valuation allowance.

(25)	The pro forma weighted-average shares used in calculating pro forma net income (loss) attributable to AK Steel Holding per diluted share of common stock gives effect to the assumed issuance and sale of 35 million shares of AK Steel Holding common stock at a price of $10.01 per share (the closing price on September 3, 2014). For each increase or decrease by one million shares in the number of shares of AK Steel Holding common stock assumed issued and sold, there would be a $0.2 change in the annual interest expense on the change in the draw from or payment of borrowings under the Credit Facility and no material change in net income (loss) attributable to AK Steel Holding common stockholders on a per share basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

You should read this discussion together with the consolidated financial statements, related notes and other financial information incorporated by reference herein, as well as the other information contained in or incorporated by reference into this prospectus supplement. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those described under “Risk Factors” in this prospectus supplement and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus supplement. These risks could cause our actual results to differ materially from any future performance suggested below. Accordingly, you should read “Forward-Looking Statements” and “Risk Factors” in this prospectus supplement. Dollars are shown in millions, except per share and per ton amounts or otherwise specifically noted.

Operations Overview

The Company’s operations consist primarily of nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. The Company’s operations produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, and specialty stainless and electrical steels that are sold in sheet and strip form, as well as carbon and stainless steel that is finished into welded steel tubing. These products are sold to the automotive, infrastructure and manufacturing, and distributors and converters markets. The Company sells its carbon products principally to domestic customers. The Company’s electrical and stainless steel products are sold both domestically and internationally. The Company also produces carbon and stainless steel that is finished into welded steel tubing used in the automotive, large truck, industrial and construction markets. The Company’s operations include European trading companies that buy and sell steel and steel products and other materials; AK Coal, which produces metallurgical coal from reserves in Pennsylvania; and a 49.9% equity interest in Magnetation, a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in late third quarter of 2014.

Safety, quality and productivity are the focal points of AK Steel’s operations and the hallmarks of its success. In 2013, the Company experienced another year of outstanding safety performance, tying its best year ever with respect to OSHA-recordable safety injuries. In 2013, the Company continued to lead the steel industry in OSHA-recordable safety performance by a wide margin. The Company also continued to perform extremely well with respect to quality, establishing several all-time company best records for internal quality performances. With respect to productivity, the Company set new yield records at several operating units and plant locations in 2013.

Six Months Ended June 30, 2014 Financial Results Overview

The Company’s results for the first six months of 2014 reflected substantial improvement in a number of key areas compared to the first half of 2013, though several challenges weighed on the Company’s financial results. With respect to improvements, an increase in sales and shipments in the first six months of 2014 was primarily due to continued strength in the automotive market and higher pricing in the carbon spot market. North American light vehicle production continued its upward trend during the first six months of 2014 and the Company’s total sales and shipments to that market also increased compared to the prior year period. Reflecting these positive conditions, net sales and shipments for the first six months of 2014 increased to $2.91 billion and 2,659,600 tons, compared to net sales and shipments of $2.77 billion and 2,613,500 tons in the first half of 2013. The Company’s average selling price also increased in the first six months of 2014 as compared to the first half of 2013, rising to $1,096 from $1,061 as a result of higher prices for shipments to the carbon spot market and a higher value-added product mix. In addition, the Company benefitted in the first six months of 2014 from reduced raw materials prices for coal and coke compared to the first half of 2013.

The improvements during the first six months of 2014 were offset by several challenging conditions. These conditions included an unplanned outage at the Ashland Works blast furnace in February 2014, which resulted in costs of approximately $18.0 million in the first six months of 2014, and by impacts from the extreme winter weather conditions in early 2014. These impacts included increased energy costs for electricity and natural gas and issues with respect to the delivery of iron ore pellets, which caused the Company to incur additional costs for transportation and operations. In addition, the Company incurred higher raw material costs for iron ore and scrap in the first six months of 2014 compared to the first half of 2013. The first six months of 2014 also included $23.4 million in mark-to-market losses on derivatives, principally related to iron ore. However, the Company expects that either its cost for purchasing the commodities associated with its hedging strategies will be reduced in future periods, primarily in the second half of 2014, by an amount similar to the mark-to-market losses recorded in the first half of 2014, or an offsetting unrealized gain will be recognized if the mark-to-market loss on the commodity derivatives reverses before settlement.

On July 19, 2014, the Company signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700.0 in cash. The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products. Completion of the Dearborn Acquisition is conditioned upon the satisfaction of customary conditions to closing included in the Purchase Agreement governing the Dearborn Acquisition. Closing of the Dearborn Acquisition is expected to occur concurrently with the consummation of this offering and is a condition to closing of the concurrent offering of senior notes by AK Steel. See “Summary—Dearborn Acquisition,” “The Dearborn Acquisition” and “—Strategic Investments” for additional information on the Dearborn Acquisition.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Steel Shipments

Total shipments were 2,659,600 tons and 2,613,500 tons for the six months ended June 30, 2014 and 2013, respectively. The 2% increase for the first half of 2014 compared to the prior year period was attributable principally to higher shipments of carbon steel to the automotive and infrastructure and manufacturing markets. Shipments to the spot market were lower due to the production issues discussed above.

For the six months ended June 30, 2014, value-added products comprised 87.2% of total shipments, compared to 85.6% of total shipments in the six months ended June 30, 2013. The Company continued to focus on maximizing profitability through product mix adjustments based on current and projected market demands—both domestically and internationally. The following table presents net shipments by product line:

	Six months ended June 30,
	2014		2013
	(tons in thousands)
Value-added Shipments
Stainless/electrical	430.0	16.2%	419.5	16.1%
Coated	1,238.3	46.6%	1,216.2	46.5%
Cold-rolled	584.5	22.0%	539.5	20.6%
Tubular	64.4	2.4%	63.0	2.4%

Subtotal value-added shipments	2,317.2	87.2%	2,238.2	85.6%

Non-Value-added Shipments
Hot-rolled	285.6	10.7%	324.1	12.4%
Secondary	56.8	2.1%	51.2	2.0%

Subtotal non value-added shipments	342.4	12.8%	375.3	14.4%

Total shipments	2,659.6	100.0%	2,613.5	100.0%

Sales

For the six months ended June 30, 2014, net sales increased by approximately 5% compared to the six months ended June 30, 2013, and the Company’s average selling price for the six months ended June 30, 2014 was $1,096 per ton, a 3% increase from the Company’s average selling price of $1,061 per ton for the six months ended June 30, 2013, primarily as a result of higher prices for carbon steel products sold to the spot market.

Net sales to customers outside the United States for the six months ended June 30, 2014 totaled $350.6, compared to $368.9 for the six months ended June 30, 2013. Despite a decline in sales in the first quarter of 2014, market demand for electrical steel improved in the second quarter.

Cost of Products Sold

The Company experienced higher input costs for iron ore, carbon scrap and utilities, partly offset by lower costs for coke and coal in the six months ended June 30, 2014 compared to the same period in the prior year. The effects of the extreme cold weather conditions experienced in the first quarter of 2014 continued into the second quarter as the extraordinarily high level of ice coverage on the Great Lakes delayed the start of the 2014 Great Lakes shipping season and slowed the movement of iron ore. As a result, the available supply of iron ore to the steel industry in the second quarter of 2014 was less than had been anticipated and the Company was forced to reduce the production rate at its blast furnaces to match production levels to the available supply of iron ore. The Company also experienced higher transportation costs for the iron ore pellets it received in the second quarter. The Company estimates that the effect of these issues resulted in additional costs of approximately $15.0 in the second quarter of 2014. In addition, the Company’s costs for natural gas and electricity for the six months ended June 30, 2014 included approximately $30.0 of additional costs as a result of the extreme cold weather conditions in the United States during the first quarter of 2014.

Included in cost of products sold for the six months ended June 30, 2014 was an unrealized mark-to-market loss on commodity derivatives of $19.4. The Company uses various derivatives to hedge the price of certain commodities, primarily iron ore and energy. For some of these derivatives, the Company is unable to or does not use hedge accounting treatment under GAAP, but instead records the changes in the values of the derivatives in the statement of operations using mark-to-market accounting. As a result, unrealized gains and losses are recognized in the statement of operations during the period of change in value of the derivative, which is prior to the periods that the underlying exposures being hedged are recognized. However, the Company expects that either its cost for purchasing iron ore and other commodities associated with the hedging strategies will be reduced by a similar amount in future periods, or an offsetting unrealized gain will be recognized if the mark-to-market loss on the derivative reverses before settlement. Thus, the Company believes that the mark-to-market losses recorded in the six months ended June 30, 2014 results are primarily a matter of timing and will be substantially offset in the second half of 2014.

The Company incurred planned maintenance outage costs of $31.9 in the six months ended June 30, 2014, compared to $22.6 in the corresponding period of 2013. A LIFO credit of $4.8 was recorded for the six months ended June 30, 2014, compared to a LIFO credit of $18.4 for the six months ended June 30, 2013.

Selling and Administrative Expenses

Selling and administrative expenses for the six months ended June 30, 2014 were $114.1, compared to $101.8 for the six months ended June 30, 2013. The increase in the six months ended June 30, 2014 compared to the prior year related primarily to a charge of $5.8 for a tentative settlement of certain class action antitrust claims as discussed in Note 7 to the condensed consolidated financial statements and expenses of $1.0 for costs related to the Dearborn Acquisition.

Depreciation

Depreciation expense for the six months ended June 30, 2014 was $97.2, compared to $96.5 for the corresponding period in 2013.

Pension and Other Postretirement Employee Benefit (“OPEB”) Expense (Income)

The Company recorded pension and OPEB income of $50.7 for the six months ended June 30, 2014. Pension and OPEB income was $32.4 for the corresponding period in 2013. The increase in income for the six months ended June 30, 2014 compared to the prior year was largely a result of an increase in the expected return on a greater amount of plan assets and amortization of unrealized gains.

Operating Profit

The Company reported an operating profit of $1.2 in the six months ended June 30, 2014, compared to operating profit of $46.9 in the six months ended June 30, 2013. For the six months ended June 30, 2014, the Company experienced year-over-year increases in costs for energy, iron ore and carbon scrap compared to the same periods in 2013. Further, for the six months ended June 30, 2014, the Company incurred planned maintenance outage costs of $31.9 as compared to $22.6 for the first six months of 2013 and unplanned outage costs of $18.0 as compared to $6.2 for the prior year. Included in operating profit was operating profit related to SunCoke Middletown of $30.6 for the six months ended June 30, 2014, compared to $ $31.9 for the corresponding period in 2013.

Interest Expense

Interest expense for the six months ended June 30, 2014 was $65.4, compared to $63.0 for the same period in 2013. The increase over 2013 was primarily related to higher balances outstanding under the Credit Facility.

Other Income (Expense)

Other income (expense) was $(4.9) for the six months ended June 30, 2014, compared to other income (expense) of $4.3 for the six months ended June 30, 2013. Other income (expense) is primarily related to foreign exchange gains and losses and the Company’s share of income (loss) related to Magnetation. Included in other income (expense) was the Company’s share of income (loss) related to Magnetation of $(3.8) for the six months ended June 30, 2014, and $1.1 for the corresponding period in 2013. The decrease in the Company’s share of income from Magnetation from the prior year period was due primarily to the effects of the extreme cold weather conditions in 2014 and higher depreciation expense related to fixed assets placed in service.

Income Taxes

Income taxes recorded through June 30, 2014 and 2013 were estimated using the discrete method. Current year income taxes are based on the actual year-to-date pre-tax loss through June 30, 2014, as well as the related change in the valuation allowance on deferred tax assets. The Company was unable to estimate pre-tax income for the remainder of 2014 with sufficient precision for purposes of the effective tax rate method, which requires consideration of a projection of full-year income and the expected change in the valuation allowance. The estimated annual effective tax rate method is not reliable due to its sensitivity to small changes to forecasted annual pre-tax earnings and the effect of the Company’s valuation allowance, which create results with significant variations in the customary relationship between income tax expense and pre-tax income for the interim periods. As a result, the Company determined that the use of the discrete method is more appropriate than the annual effective tax rate method. The Company has estimated the change in valuation allowances required based on the year-to-date pre-tax loss and the change in value of the identified tax-planning strategy, which is determined based on year-to-date LIFO income. Included in income tax expense are non-cash charges of $39.1 for the six months ended June 30, 2014, for changes in the valuation allowance on the Company’s deferred tax assets, compared to $21.8 in the six months ended June 30, 2013.

Net Income (Loss)

As a result of the various factors and conditions described above, the Company reported a net loss attributable to AK Holding for the six months ended June 30, 2014, of $103.2, or $0.76 per diluted share, compared to a net loss of $50.3, or $0.37 per diluted share for the six months ended June 30, 2013.

Adjusted EBITDA

Adjusted EBITDA (as defined below under Non-GAAP Financial Measures) was $61.7, or $23 per ton, and $114.3, or $44 per ton, for the six months ended June 30, 2014 and 2013, respectively. This decline was primarily the result of higher costs incurred in the first quarter of 2014 described above.

Non-GAAP Financial Measures

In certain of its disclosures, the Company has reported adjusted EBITDA and has reported adjusted net income that excludes the effects of unrealized mark-to-market gains (losses) on derivative contracts used to hedge commodity risks. EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this report, the Company has made an adjustment to EBITDA in order to exclude the effect of noncontrolling interests. The adjusted results, although not financial measures under GAAP and not identically applied by other companies, facilitate the ability to analyze the Company’s financial results in relation to those of its competitors and to the Company’s prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA and adjusted net income are not, however, intended as alternative measures of operating results or cash flow from operations as determined in accordance with GAAP and are not necessarily comparable to similarly titled measures used by other companies.

Neither current shareholders nor potential investors in the Company’s securities should rely on adjusted EBITDA as a substitute for any GAAP financial measure and the Company encourages current and potential investors to review the following reconciliations of net income (loss) attributable to AK Holding to adjusted EBITDA.

Reconciliation of Adjusted EBITDA

	Six months ended June 30,
	2014	2013
Net income (loss) attributable to AK Holding	$(103.2)	$(50.3)
Net income attributable to noncontrolling interests	30.5	31.6
Income tax expense	3.6	6.9
Interest expense	65.4	63.0
Interest income	—	(0.9)
Depreciation	97.2	96.5
Amortization	5.8	6.1

EBITDA	99.3	152.9
Less: EBITDA of noncontrolling interests (a)	37.6	38.6

Adjusted EBITDA	$61.7	$114.3

Adjusted EBITDA per ton	$23	$44

(a)	The reconciliation of EBITDA of noncontrolling interests to net income attributable to noncontrolling interests is as follows:

	Six months ended June 30
	2014	2013
Net income attributable to noncontrolling interests	$30.5	$31.6
Depreciation	7.1	7.0

EBITDA of noncontrolling interests	$37.6	$38.6

2013 Financial Results Overview

An increase in global capacity and new or expanded production capacity in the United States in recent years has resulted in capacity in excess of demand globally, as well as in the Company’s primary markets in North America. This excess capacity, as well as continued challenging domestic and global economic conditions, had a negative impact on the Company’s financial performance. In addition, the Company’s results for 2013 were also adversely affected by the unplanned outage at its Middletown Works blast furnace.

The unplanned outage of the Company’s Middletown Works blast furnace was due to a mechanical failure in the charging apparatus internal to the furnace which occurred on June 22, 2013. The Company completed repairs and restarted the blast furnace on July 12, 2013. Initially, it appeared that the blast furnace had returned to full production, but lingering problems arose that delayed the furnace from consistently performing at that level. The Company took a short outage of the blast furnace in October 2013 to address the problems that were preventing the furnace from returning to its planned production level. The furnace was back to full production in the fourth quarter. The Company maintains property damage and business interruption insurance, which covered a significant portion of the losses associated with this unplanned outage. In 2013 the Company recognized $22.3 of net losses associated with the unplanned outage after partial insurance recovery of $14.6. No significant losses related to the unplanned outage are expected to be recognized in 2014.

The challenging conditions that affected the Company’s results included a slow and uneven economic recovery in the United States and in other parts of the world, continued weakness and greater uncertainty with regard to the economies of Western Europe caused by currency, debt and austerity issues, and a significant global oversupply of steel relative to demand. As a result of this excess capacity, there was increased competition in the United States from imports and from domestic producers. These conditions had the effect of suppressing pricing for most of the Company’s steel products, particularly early in the year. Despite this suppressed pricing for finished steel products, input costs remained disproportionately high for certain raw materials due to strong demand from China. Toward the end of the second quarter, the Company began to see some increases in carbon steel spot market pricing and this continued in the second half of the year. However, the Company was not able to realize the full benefit of this increase in pricing because of the effects of the unplanned outage at its Middletown Works blast furnace. That outage caused limitations on the Company’s capacity for shipments and delays in meeting customer orders during the second half of the year. After the Middletown Works blast furnace was returned to service, the Company honored its commitments to customers for lower-priced orders placed prior to the unplanned outage and, as a result, a portion of its shipments were at prices lower than the then-prevailing market price. The Company also continued to experience a decline in electrical steel pricing during the year, particularly with regard to international sales, as a result of the weak global economic conditions and increased global production capacity.

Reflecting this business environment and the now-overcome operational challenges, the Company’s net sales declined by approximately 6% from 2012. This was principally attributable to a decline in average selling prices compared to 2012, combined with an approximate 3% decline in shipments. The Company’s average selling price for 2013 was $1,056 per ton, a decrease of approximately 3% from the Company’s average selling price of $1,092 per ton for 2012. However, the Company benefited from lower raw material costs, primarily for carbon scrap, iron ore, coal and coke. The benefit of the lower raw material costs, however, could not overcome the negative effect of the overall economic, business and tax conditions faced by the Company in 2013.

As a result of the aggregate effect of the challenging business conditions and the unplanned blast furnace outage, the Company reported a net loss of $46.8, or $0.34 per diluted share of common stock, in 2013. The Company also reported adjusted EBITDA of $255.0, or $48 per ton. Reconciliations for the non-GAAP financial measures presented in this paragraph are provided in the Non-GAAP Financial Measures section of this report.

There were some bright spots in 2013. Year-over-year, the Company experienced improved demand for steel sold to the automotive market. North American light vehicle production, which has been on an upward trend, continued to improve compared to prior year periods and the Company’s total sales and shipments to that market also increased compared to the prior year. In addition, housing starts in the United States showed improvement compared to prior year periods. Both of these key markets for the Company appear poised for further gains in 2014. With respect to raw materials, the Company saw substantial progress in its strategic investments in Magnetation and AK Coal. AK Coal began its mining activities in mid-2013 and started ramping up production. Magnetation received the permits to begin construction of its pellet plant and made significant progress with that construction. Although the Company is reporting a net loss in 2013, the 2013 financial results were substantially improved over the Company’s 2012 results. In addition, during 2013, the Company’s pension and other postretirement benefit obligations declined by $719.0 as a result of cash payments of $285.3 from the Company for benefit payments and as contributions to the pension and VEBA trusts, strong asset returns on pension assets and higher interest rates used to determine the present value of the obligations. The Company believes that these positive developments in 2013, which contributed to a profitable fourth quarter, have laid the foundation for continued improvement by the Company in 2014 compared to 2013.

2013 Compared to 2012

Steel Shipments

Steel shipments in 2013 were 5,275,900 tons, down approximately 3% from shipments of 5,431,300 tons in 2012. The reduction in overall shipments in 2013 compared to 2012 was principally the result of excess global steel capacity and the effect of the unplanned outage at the Middletown Works blast furnace. As spot market pricing declined in early 2013, the Company took steps to reduce its spot market sales of non value-added steel. These factors resulted in an increase in the Company’s value-added shipments as a percent of total volume shipped to 85.9% in 2013 compared to 83.4% in 2012. Tons shipped by product category for 2013 and 2012, and as a percent of total shipments, were as follows:

	2013		2012
	(tons in thousands)
Value-added Shipments
Stainless/electrical	822.1	15.6%	849.1	15.6%
Coated	2,469.6	46.8%	2,409.4	44.4%
Cold-rolled	1,115.9	21.2%	1,138.7	21.0%
Tubular	122.2	2.3%	132.0	2.4%

Subtotal value-added shipments	4,529.8	85.9%	4,529.2	83.4%

Non-Value-added Shipments
Hot-rolled	643.5	12.2%	767.6	14.1%
Secondary	102.6	1.9%	134.5	2.5%

Subtotal non value-added shipments	746.1	14.1%	902.1	16.6%

Total shipments	5,275.9	100.0%	5,431.3	100.0%

Net Sales

Net sales in 2013 were $5,570.4, down 6% from net sales of $5,933.7 in 2012. The decrease resulted primarily from lower selling prices in 2013 compared to 2012 and a lower volume of shipments. The average selling price was $1,056 per net ton in 2013, a decrease of 3% compared to $1,092 per net ton in 2012. The Company has variable-pricing mechanisms with most of its contract customers, under which price adjustments are permitted during the term of the contract. However, to the extent such pricing adjustments are triggered by changes in raw material costs, an adjustment is not permitted in some cases until the raw material price is outside pre-agreed parameters. The Company had such variable-pricing mechanisms with respect to approximately 91% of its contract shipments in 2013, compared to 94% in 2012.

Net sales to customers outside the United States were $708.0, or 13% of total sales, for 2013, compared to $856.7, or 14% of total sales, for 2012. A majority of the revenue from sales outside the United States is associated with electrical and stainless steel products.

The following table sets forth the percentage of the Company’s net sales attributable to each of its markets:

	2013	2012
Market
Automotive	51%	45%
Infrastructure and Manufacturing	20%	23%
Distributors and Converters	29%	32%

Cost of Products Sold

Cost of products sold in 2013 and 2012 was $5,107.8 and $5,539.1, respectively. Cost of products sold for 2013 was lower primarily as a result of lower shipments and lower costs for carbon scrap, iron ore, coal, coke and energy. The benefit of these lower raw materials costs was partially offset by higher outage and operating costs associated with the unplanned Middletown Works blast furnace outage. Also, the Company recorded a LIFO credit of $38.5 in 2013 compared to a LIFO credit of $89.0 in 2012. As noted above, the results for 2013 also include expenses of $22.3 for costs related to the unplanned blast furnace outage. Expenses for planned outages were $28.3 and $31.1 in 2013 and 2012, respectively.

Selling and Administrative Expense

The Company’s selling and administrative expense decreased to $205.3 in 2013 from $208.7 in 2012. The decrease was primarily the result of lower stock compensation costs.

Depreciation Expense

Depreciation expense was $190.1 in 2013 and $192.0 in 2012.

Pension and Other Postretirement Employee Benefit (“OPEB”) Expense (Income)

The Company recorded pension and OPEB income of $68.6 in 2013 compared to income of $35.3 in 2012. The increase in income in 2013 was largely a result of a decrease in the interest cost on the Company’s pension and OPEB obligations.

The Company recognizes into its results of operations, as a “corridor” adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. Under the Company’s method of accounting for pension and other postretirement benefit plans, it incurred a pre-tax pension corridor charge of $157.3 in 2012, but did not incur a corridor charge in 2013. Although ultimately the pension and OPEB obligations will be settled in cash, there was no cash requirement during the period in which the charge was recorded.

Operating Profit (Loss)

The Company reported operating profit for 2013 of $135.8, compared to an operating loss of $128.1 for 2012. Included in the 2012 loss was a pre-tax pension corridor charge of $157.3. Also included was operating profit related to SunCoke Middletown of $64.3 and $46.0 for 2013 and 2012, respectively.

Interest Expense

The Company’s interest expense for 2013 and 2012 was $127.4 and $86.7, respectively. The year-over-year increase was primarily related to the late 2012 issuance of indebtedness with interest rates higher than the interest rate on the revolver borrowings outstanding prior to the issuance.

Other Income (Expense)

The Company reported other expense of $(1.4) for 2013 and other income of $6.2 for 2012. Included in other income (expense) was the Company’s share of income (loss) related to Magnetation of $(4.9) and $7.7 for 2013 and 2012, respectively. The remaining balance of other income (expense) is principally attributable to foreign exchange gains or losses. The decrease in the Company’s share of income from Magnetation from the prior year period was due primarily to uncapitalized interest expense incurred on debt raised by Magnetation, principally for the purpose of constructing its pellet plant and additional iron ore concentrate capacity, and to mark-to-market losses on iron ore derivative contracts that Magnetation entered into to partially hedge its cash flows to support the debt service during the construction phase of the pellet plant.

Income Taxes

In 2013, the Company recorded an income tax benefit of $10.4 compared to income tax expense of $790.0 in 2012. Included in the income tax benefit for 2013 are non-cash charges of $14.4 for changes in the valuation allowance on the Company’s deferred tax assets. The Company recorded a non-cash charge of $865.5 in 2012 for an adjustment of the valuation allowance because of the change in judgment about the realizability of the deferred tax assets. While accounting rules specify that the deferred tax assets must be written down to the amount supported by a tax-planning strategy and the future reversal of the Company’s deferred tax liabilities, this accounting treatment has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments. For a more detailed discussion on the valuation allowance, see Note 4 to the consolidated financial statements.

In the first quarter of 2013, SunCoke completed an initial public offering of an affiliate, SunCoke Energy Partners, L.P., a master limited partnership. As a result of a change in the legal structure of the SunCoke entities that own SunCoke Middletown made in connection with the offering, income taxes are no longer allocated to net income attributable to SunCoke Middletown beginning in the first quarter of 2013. Thus, effective January 1, 2013, the Company’s income tax provision no longer includes the effect of that allocation. However, for 2012, the consolidated income tax provision included $17.6 associated with SunCoke Middletown. Neither the former tax allocation nor the January 1, 2013 change eliminating that allocation had any effect on the net income (loss) attributable to AK Holding in any period.

Net Income (Loss) and Adjusted Net Income (Loss)

The Company’s net loss attributable to AK Holding in 2013 was $46.8, or $0.34 per diluted share, compared to $1,027.3, or $9.06 per diluted share, in 2012. The net loss in 2012 included a pre-tax pension corridor charge of $157.3, or $0.86 per diluted share. Included in the net loss attributable to AK Holding for 2013 and 2012, was $14.4, or $0.10 per diluted share, and $865.5, or $7.63 per diluted share, respectively, for the non-cash charge attributable to the change in the valuation allowance on the Company’s deferred tax assets referred to in Income Taxes above. Excluding the pension corridor charge in 2012 and the non-cash income tax charges, the Company had an adjusted net loss of $32.4, or $0.24 per diluted share, for 2013 compared to an adjusted net loss of $64.4, or $0.57 per diluted share, for 2012.

Adjusted EBITDA

Adjusted EBITDA (as defined below under Non-GAAP Financial Measures) was $255.0, or $48 per ton, and $181.2, or $33 per ton, for 2013 and 2012, respectively.

Non-GAAP Financial Measures

In certain of its disclosures, the Company has reported adjusted EBITDA and adjusted net income (loss) that exclude the effects of a pension corridor charge and a deferred tax asset valuation allowance charge. Management believes that reporting adjusted net income (loss) attributable to AK Holding (as a total and on a per share basis) with these items excluded more clearly reflects the Company’s current operating results and provides investors with a better understanding of the Company’s overall financial performance.

EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of different companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this report, the Company has made adjustments to EBITDA in order to exclude the effect of noncontrolling interests and pension corridor accounting charges. The adjusted results, although not financial measures under generally accepted accounting principles in the United States (“GAAP”) and not identically applied by other companies, facilitate the ability to analyze the Company’s financial results in relation to those of its competitors and to the Company’s prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA and adjusted net income (loss) are not, however, intended as alternative measures of operating results or cash flow from operations as determined in accordance with GAAP and are not necessarily comparable to similarly titled measures used by other companies. Also, with respect to the deferred tax valuation allowance charge, this was a non-cash charge related to the reduction in the amount of deferred tax assets deemed realizable by accounting standards and has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company’s results on a quarter-to-quarter basis, as well as analyzing the Company’s results on a year-to-year basis. As a result of the Company’s corridor method of accounting, the Company’s subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The two most significant of those assumptions are the discount rate used to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold prior to remeasurement will affect the calculation of the corridor adjustment. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and actual return on plan assets compared to the expected return will have a significant impact on the determination of the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. For example, the corridor charge for 2012 was driven by actuarial losses caused primarily by (i) a decrease in the discount rate assumption used to determine the current year pension liabilities from 4.74% at December 31, 2011 to 3.85% at December 31, 2012 (an actuarial loss of approximately $280.0) and (ii) changes in mortality assumptions partially offset by (iii) the net effect of the difference between the expected return on assets of 8.0% ($188.3) and the actual return on assets of 14.8% ($347.8) (netting to an actuarial gain of $159.5). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because different approaches are used in recognizing actuarial gains and losses, the Company’s resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies’ pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect the Company’s cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Neither current shareholders nor potential investors in the Company’s securities should rely on adjusted EBITDA or adjusted net income (loss) as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the following reconciliations of net income (loss) attributable to AK Holding to adjusted EBITDA and adjusted net income (loss).

Reconciliation of Adjusted Net Income (Loss)

	2013	2012
Reconciliation to Net Income (Loss) Attributable to AK Steel Holding
Adjusted net income (loss) attributable to AK Steel Holding Corporation	$(32.4)	$(64.4)
Pension corridor charge (net of tax)	—	(97.4)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(14.4)	(865.5)

Net income (loss) attributable to AK Steel Holding Corporation, as reported	$(46.8)	$(1,027.3)

Reconciliation to Basic and Diluted Earnings (Loss) per Share
Adjusted basic and diluted earnings (loss) per share	$(0.24)	$(0.57)
Pension corridor charge	—	(0.86)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(0.10)	(7.63)

Basic and diluted earnings (loss) per share, as reported	$(0.34)	$(9.06)

Reconciliation of Adjusted EBITDA

	2013	2012
Net income (loss) attributable to AK Holding	$(46.8)	$(1,027.3)
Net income (loss) attributable to noncontrolling interests	64.2	28.7
Income tax expense (benefit)	(10.4)	790.0
Interest expense	127.4	86.7
Interest income	(1.1)	(0.4)
Depreciation	190.1	192.0
Amortization	9.9	14.2

EBITDA	333.3	83.9
Less: EBITDA of noncontrolling interests (a)	78.3	60.0
Pension corridor charge	—	157.3

Adjusted EBITDA	$255.0	$181.2

Adjusted EBITDA per ton	$48	$33

(a)	The reconciliation of EBITDA of noncontrolling interests to net income attributable to noncontrolling interests is as follows:

	2013	2012
Net income (loss) attributable to noncontrolling interests	$64.2	$28.7
Income tax expense (benefit)	—	17.6
Depreciation	14.1	13.7

EBITDA of noncontrolling interests	$78.3	$60.0

2012 Compared to 2011

Steel Shipments

Steel shipments in 2012 were 5,431,300 tons, down approximately 5% from shipments of 5,698,800 tons in 2011. The reduction in overall shipments in 2012 compared to 2011 was principally the result of a decline in demand caused from general economic weakness and uncertainty. As spot market pricing declined in 2012, the Company took steps to reduce its spot market sales of non value-added steel. This resulted in a slight increase in the Company’s value-added shipments as a percent of total volume shipped to 83.4% in 2012 compared to 82.1% in 2011. Tons shipped by product category for 2012 and 2011, and as a percent of total shipments, were as follows:

	2012		2011
	(tons in thousands)
Value-added Shipments
Stainless/electrical	849.1	15.6%	900.3	15.8%
Coated	2,409.4	44.4%	2,441.5	42.9%
Cold-rolled	1,138.7	21.0%	1,204.1	21.1%
Tubular	132.0	2.4%	130.1	2.3%

Subtotal value-added shipments	4,529.2	83.4%	4,676.0	82.1%

Non Value-added Shipments
Hot-rolled	767.6	14.1%	873.5	15.3%
Secondary	134.5	2.5%	149.3	2.6%

Subtotal non value-added shipments	902.1	16.6%	1,022.8	17.9%

Total shipments	5,431.3	100.0%	5,698.8	100.0%

Net Sales

Net sales in 2012 were $5,933.7, down 8% from net sales of $6,468.0 in 2011. The decrease resulted primarily from lower selling prices in 2012 compared to 2011 and a lower volume of shipments. The average selling price was $1,092 per net ton in 2012, a decrease of 3% compared to $1,131 per net ton in 2011. The Company has variable-pricing mechanisms with most of its contract customers, under which a portion of both rising and falling commodity costs are passed through to the customer or the prices are adjusted based on a published steel price index during the life of the contract. The Company had such variable-pricing mechanisms with respect to approximately 94% of its contract shipments in 2012 compared to 93% in 2011.

Net sales to customers outside the United States were $856.7, or 14% of total sales, for 2012, compared to $946.4, or 15% of total sales, for 2011. A majority of the revenue from sales outside of the United States is associated with electrical and stainless steel products.

The following table sets forth the percentage of the Company’s net sales attributable to each of its markets:

	2012	2011
Market
Automotive	45%	36%
Infrastructure and Manufacturing	23%	24%
Distributors and Converters	32%	40%

Cost of Products Sold

Cost of products sold in 2012 and 2011 were $5,539.1 and $6,036.8, respectively. Cost of products sold for 2012 was lower primarily as a result of lower shipments and lower costs for carbon scrap, iron ore and energy, partly offset by higher coke costs. Also, the Company recorded a LIFO credit of $89.0 in 2012 compared to a LIFO charge of $9.8 in 2011.

Selling and Administrative Expense

The Company’s selling and administrative expense decreased to $208.7 in 2012 from $215.4 in 2011. The decrease was primarily the result of actions taken by the Company to reduce costs, including reduced spending for legal fees, outside consultants and outside services.

Depreciation Expense

Depreciation expense increased to $192.0 in 2012 from $185.0 in 2011. The increase was the result of a full year of depreciation attributable to the SunCoke Middletown plant, which had started up in the fourth quarter of 2011, partially offset by a reduction in depreciation of certain older assets that had become fully depreciated during 2011. The year-over-year comparison also is affected by the impact of the shutdown of the Ashland coke plant in 2011, which reduced the Company’s depreciation expense in 2012.

Pension and Other Postretirement Employee Benefit (“OPEB”) Expense (Income)

The Company recorded pension and OPEB income of $35.3 in 2012 compared to income of $36.0 in 2011. This small reduction in income in 2012 was largely a result of a decrease in the interest cost on the Company’s pension and OPEB obligations, offset by an increase in the pension expense attributable to a decision by the Company to decrease its expected long-term rate of return on plan assets.

The Company recognizes into its results of operations, as a “corridor” adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. Under the Company’s method of accounting for pension and other postretirement benefit plans, it incurred pre-tax pension corridor charges of $157.3 and $268.1 in 2012 and 2011, respectively. Although ultimately the pension and OPEB obligations will be settled in cash, there was no cash requirement during the periods in which the charges were recorded.

Operating Profit (Loss)

The Company reported an operating loss for 2012 of $128.1, compared to an operating loss of $201.3 for 2011. Included in both the 2012 and 2011 losses were pre-tax pension corridor charges of $157.3 and $268.1, respectively. Also included was an operating profit (loss) related to SunCoke Middletown of $46.0 and $(7.8) for 2012 and 2011, respectively.

Interest Expense

The Company’s interest expense for 2012 and 2011 was $86.7 and $47.5, respectively. The year-over-year increase was attributable to an increase in borrowings under the revolving credit agreement in 2012 versus 2011 and interest on the additional long-term debt issued in 2012.

Other Income (Expense)

The Company reported other income of $6.2 for 2012 and other expense of $(5.3) for 2011. Included in other income (expense) was the Company’s share of income related to Magnetation of $7.7 for 2012. The balance of other income (expense) is principally attributable to foreign exchange gains or losses.

Income Taxes

In 2012, the Company had an income tax expense of $790.0 compared to income tax benefit of $94.0 in 2011. Included in income tax expense for 2012 are non-cash charges of $865.5 for changes in the valuation allowance on the Company’s deferred tax assets. While accounting rules specify that the deferred tax assets must be written down to the amount supported by a tax-planning strategy and the future reversal of the Company’s deferred tax liabilities, this accounting treatment has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments. For a more detailed discussion on the valuation allowance, see Note 4 to the consolidated financial statements.

Net Income (Loss) and Adjusted Net Income (Loss)

The Company’s net loss attributable to AK Holding in 2012 was $1,027.3, or $9.06 per diluted share, compared to $155.6, or $1.41 per diluted share, in 2011. The net loss in 2012 included a pretax pension corridor charge of $157.3 or $0.86 per diluted share, compared to a pre-tax corridor charge of $268.1, or $1.50 per diluted share, in 2011. Included in the net loss attributable to AK Holding for 2012, was $865.5, or $7.63 per diluted share, for the non-cash charge attributable to the change in the valuation allowance on the Company’s deferred tax assets referred to in Income Taxes above. Excluding the pension corridor charge and the non-cash income tax charge, the Company had an adjusted net loss of $64.4, or $0.57 per diluted share, for 2012.

Adjusted EBITDA

Adjusted EBITDA (as defined below under Non-GAAP Financial Measures) was $181.2, or $33 per ton, and $265.7, or $47 per ton, for 2012 and 2011, respectively.

Non-GAAP Financial Measures

In certain of its disclosures, the Company has reported adjusted EBITDA and adjusted net income (loss) that exclude the effects of a pension corridor charge and a deferred tax asset valuation allowance charge. Management believes that reporting adjusted net income (loss) attributable to AK Holding (as a total and on a per share basis) with these items excluded more clearly reflects the Company’s current operating results and provides investors with a better understanding of the Company’s overall financial performance.

EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of different companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this report, the Company has made adjustments to EBITDA in order to exclude the effect of noncontrolling interests and pension corridor accounting charges. The adjusted results, although not financial measures under GAAP and not identically applied by other companies, facilitate the ability to analyze the Company’s financial results in relation to those of its competitors and to the Company’s prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA and adjusted net income (loss) are not, however, intended as alternative measures of operating results or cash flow from operations as determined in accordance with GAAP and are not necessarily comparable to similarly titled measures used by other companies. Also, with respect to the deferred tax valuation allowance charge, this was a non-cash charge related to the reduction in the amount of deferred tax assets deemed realizable by accounting standards and has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company’s results on a quarter-to-quarter basis, as well as analyzing the Company’s results on a year-to-year basis. As a result of the Company’s corridor method of accounting, the Company’s subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The two most significant of those assumptions are the discount rate used to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold prior to remeasurement will affect the calculation of the corridor adjustment. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and actual return on plan assets compared to the expected return will have a significant impact on the determination of the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. For example, the corridor charge for 2012 was driven by actuarial losses caused primarily by (i) a decrease in the discount rate assumption used to determine the current year pension liabilities from 4.74% at December 31, 2011 to 3.85% at December 31, 2012 (an actuarial loss of approximately $280.0) and (ii) changes in mortality assumptions partially offset by (iii) the net effect of the difference between the expected return on assets of 8.0% ($188.3) and the actual return on assets of 14.8% ($347.8) (netting to an actuarial gain of $159.5). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because different approaches are used in recognizing actuarial gains and losses, the Company’s resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies’ pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect the Company’s cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Neither current shareholders nor potential investors in the Company’s securities should rely on adjusted EBITDA or adjusted net income (loss) as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the following reconciliations of net income (loss) attributable to AK Holding to adjusted EBITDA and adjusted net income (loss).

Reconciliation of Adjusted Net Income (Loss)

2012
Reconciliation to Net Income (Loss) Attributable to AK Steel Holding
Adjusted net income (loss) attributable to AK Steel Holding Corporation	$(64.4)
Pension corridor charge (net of tax)	(97.4)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(865.5)

Net income (loss) attributable to AK Steel Holding Corporation, as reported	$(1,027.3)

Reconciliation to Basic and Diluted Earnings (Loss) per Share
Adjusted basic and diluted earnings (loss) per share	$(0.57)
Pension corridor charge	(0.86)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(7.63)

Basic and diluted earnings (loss) per share, as reported	$(9.06)

Reconciliation of Adjusted EBITDA

	2012	2011
Net income (loss) attributable to AK Holding	$(1,027.3)	$(155.6)
Net income (loss) attributable to noncontrolling interests	28.7	(4.5)
Income tax expense (benefit)	790.0	(94.0)
Interest expense	86.7	47.5
Interest income	(0.4)	(0.5)
Depreciation	192.0	185.0
Amortization	14.2	14.1

EBITDA	83.9	(8.0)
Less: EBITDA of noncontrolling interests (a)	60.0	(5.6)
Pension corridor charge	157.3	268.1

Adjusted EBITDA	$181.2	$265.7

Adjusted EBITDA per ton	$33	$47

(a)	The reconciliation of EBITDA of noncontrolling interests to net income (loss) attributable to noncontrolling interests is as follows:

	2012	2011
Net income (loss) attributable to noncontrolling interests	$28.7	$(4.5)
Income tax expense (benefit)	17.6	(2.7)
Depreciation	13.7	1.6

EBITDA of noncontrolling interests	$60.0	$(5.6)

Liquidity and Capital Resources

In March 2014, AK Steel entered into a new $1.1 billion credit facility with a group of lenders (the “Credit Facility”). The new credit facility, which expires in March 2019, replaced AK Steel’s prior $1.1 billion asset-backed revolving credit facility, which was set to expire in April 2016, and is secured by the same classes of assets as the $1.1 billion asset-backed revolving credit facility. The new credit facility contains common restrictions similar to the prior $1.1 billion asset-backed revolving credit facility, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. References to the Credit Facility prior to March 17, 2014 refer to the prior $1.1 billion asset-backed revolving credit facility and references to the Credit Facility after March 17, 2014 refer to the new $1.1 billion credit facility. Availability is calculated as the lesser of the Credit Facility commitments or the Company’s eligible collateral after advance rates, less outstanding revolver borrowings and letters of credit. The Company’s obligations under the Credit Facility are secured by its inventory and accounts receivable, and availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. The Credit Facility provides the Company with enhanced liquidity and greater financial and strategic flexibility. The Credit Facility includes a separate “first-in, last-out”, or “FILO” tranche, which allows the Company to maximize its eligible collateral at higher advance rates. The Credit Facility requires maintenance of a minimum fixed charge coverage ratio of 1.00 to 1.00 if availability under the Credit Facility is less than $110.0 million. Currently, the availability under the Credit Facility significantly exceeds $110.0. The Company’s Credit Facility contains restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliated transactions. The Company is in compliance with its Credit Facility covenants and, absent the occurrence of unexpected adverse events, expects that it will remain in compliance for the foreseeable future. The Company intends to use the Credit Facility for working capital and general corporate purposes and does not expect the Credit Facility’s restrictions to affect or limit its ability to conduct its business in the ordinary course. In April 2014, in order to provide additional collateral to the borrowing base and increase the Company’s availability under the Credit Facility, thereby enhancing its liquidity, the Company added AK Tube LLC and AK Steel Properties, Inc., both 100%-owned subsidiaries, as guarantors under the Credit Facility, in addition to the existing guarantor, AK Holding. At June 30, 2014, the Company’s eligible collateral, after application of applicable advance rates, was $1,100.0. As of June 30, 2014, there were outstanding Credit Facility borrowings of $530.0. Availability as of June 30, 2014 was further reduced by $67.5 of outstanding letters of credit, resulting in remaining availability of $502.5. During the six-month period ended June 30, 2014, utilization of the Credit Facility ranged from $90.0 to $590.0, with outstanding borrowings averaging $348.2 per day.

Upon the closing of the Dearborn Acquisition, the Company intends to amend its Credit Facility to, among other things, increase the aggregate principal amount of commitments under the Credit Facility by up to $400 million, in order to provide additional liquidity, increase availability thresholds and amend certain covenants to increase the operational flexibility of AK Steel and its subsidiaries. The amended Credit Facility will be secured by the same classes of assets, including certain acquired assets of Dearborn, and will contain common restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. At June 30, 2014, after giving effect to the Dearborn Acquisition and this offering, the concurrent offering by AK Steel of senior notes, the application of the proceeds and the amendment of the Credit Facility, we would have had outstanding borrowings of $499.6 million and $70.5 million of outstanding letters of credit under our Credit Facility, resulting in remaining availability of $907.8 million (subject to customary borrowing conditions, including a borrowing base).

Cash used by operations totaled $110.2 for the year ended December 31, 2013. This total included cash generated by SunCoke Middletown of $82.6, which can only be used by SunCoke Middletown for its operations or for distribution to its equity owners. Significant uses of cash included pension contributions of $181.1, contributions of $30.8 to the VEBA Trusts established as part of the Butler and Zanesville retiree settlements, and pension and OPEB benefit payments of $73.4. In July 2013, the Company made payments to VEBA trusts pursuant to settlements of class actions filed on behalf of certain retirees from the Company’s Butler Works and

Zanesville Works relating to the Company’s OPEB obligations to such retirees. For a more detailed discussion of the pension and VEBA contributions, see Employee Benefit Obligations. These and other cash uses during the year were partially offset by cash generated from normal business activities. Working capital was a slight source of cash for the year with higher sales activity at the end of the year causing an increase in accounts receivable, which was mostly offset by an increase in accounts payable.

Cash used by operations totaled $331.1 for the six months ended June 30, 2014. This total included cash generated by SunCoke Middletown of $32.6, which can only be used by SunCoke Middletown for its operations or distributed to SunCoke. Primary uses of cash were $112.4 for pension contributions, $34.7 for OPEB payments (net of Medicare subsidy reimbursements), an increase in working capital of $162.4, with the remainder used to fund interest payments and normal business activities. The increase in working capital primarily was the result of seasonal inventory fluctuations and an increase in accounts receivable from strong June sales. An increase in accounts payable due to higher inventory levels partially offset this use of cash.

The Company believes that its current sources of liquidity will be adequate to meet its obligations for the foreseeable future. Future liquidity requirements for employee benefit plan contributions, scheduled debt maturities, debt redemptions and capital investments are expected to be funded by internally-generated cash and other financing sources. To the extent, if at all, that the Company would need to fund any of its working capital or planned capital investments other than through internally-generated cash, the Company has available its Credit Facility. The Company has no significant scheduled debt maturities until December 2018, when its $380.0 of 2018 Notes are due. In addition, the Company’s Credit Facility expires in March 2019 and any amounts outstanding under it at that time would need to be repaid or refinanced. The Company’s forward-looking statements on liquidity are based on currently available information and expectations and, to the extent the information or expectations are inaccurate or conditions deteriorate, there could be a material adverse effect on the Company’s liquidity.

As to longer-term obligations, the Company has significant debt maturities and other obligations that come due after 2014, including required cash contributions to its qualified pension plan. For further information, see the Contractual Obligations section.

Investing and Financing Activities

Cash used by investing activities in 2013 totaled $98.5. This total included $41.0 of normal, on-going capital investments and $69.0 for strategic investments in Magnetation and AK Coal.

During the six months ended June 30, 2014, net cash used by investing activities totaled $65.7, primarily for a capital contribution to Magnetation of $45.0 and capital investments of $27.6. Cash used by investing activities in 2013 totaled $98.5. This total included $41.0 of normal, on-going capital investments and $69.0 for strategic investments in Magnetation and AK Coal.

The Company anticipates 2014 capital and strategic investments of approximately $160.0. This includes $100.0 in capital contributions to Magnetation that completes AK Steel’s required capital contributions, as discussed in the Strategic Investments—Magnetation section. The Company expects to fund these investments from cash generated from operations and from borrowings under its Credit Facility.

Cash generated by financing activities in 2013 totaled $27.0. This includes gross proceeds of $31.9 received from the add-on issuance of Secured Notes and $90.0 of borrowings under the Credit Facility. Payments included repayment of debt of $27.4 and debt issuance costs of $3.4. The total also includes $64.8 of payments from SunCoke Middletown to SunCoke.

During the six months ended June 30, 2014, cash generated by financing activities totaled $406.3. This consisted primarily of credit facility borrowings of $440.0, partially offset by distributions from SunCoke

Middletown to its noncontrolling interest owners of $28.9. Cash generated by financing activities in 2013 totaled $27.0. This includes gross proceeds of $31.9 received from the add-on issuance of Secured Notes and $90.0 of borrowings under the Credit Facility. Payments included repayment of debt of $27.4 and debt issuance costs of $3.4. The total also includes $64.8 of payments from SunCoke Middletown to SunCoke.

Dividends

The Company’s Credit Facility contains certain restrictive covenants with respect to the Company’s payment of dividends. Under these covenants, dividends are permitted provided (i) availability under the Credit Facility exceeds $247.5 or (ii) availability exceeds $192.5 and the Company meets a fixed charge coverage ratio of one to one as of the most recently ended fiscal quarter. If the Company cannot meet either of these thresholds, dividends would be limited to $12.0 annually. At June 30, 2014, the availability under the Credit Facility significantly exceeded $247.5. In July 2012, the Company elected to suspend its dividend program in order to enhance the Company’s financial flexibility and further support capital needs for the business. Accordingly, although the Company has elected to suspend its dividend program, there currently are no covenants that would restrict the Company’s ability to declare and pay a dividend to its stockholders. Cash dividends paid in 2012 by the Company to its shareholders were determined to be a return of capital under the United States Internal Revenue Code. The following table lists information related to the quarterly cash dividend prior to the suspension:

2012 COMMON STOCK DIVIDENDS

Record Date	Payment Date	Per Share
February 10, 2012	March 9, 2012	$0.05
May 15, 2012	June 8, 2012	0.05

Restrictions Under Debt Agreements

The Credit Facility and indentures governing the Company’s senior indebtedness and tax-exempt fixed-rate IRBs (collectively, the “Existing Notes”) contain and the indenture governing the new notes will contain restrictions and covenants that may limit the Company’s operating flexibility.

The Existing Notes and the new notes (other than the 5.00% Senior Notes due November 2019 (the “Exchangeable Notes”)) include customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions, and (d) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of the AK Steel and AK Holding to another entity. They also contain customary events of default. In addition, the indenture governing the Secured Notes includes covenants with customary restrictions on the use of proceeds from the sale of collateral. The indenture governing the Exchangeable Notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or its subsidiaries.

The Credit Facility contains restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, the Credit Facility requires maintenance of a minimum fixed charge coverage ratio of one to one if availability under the Credit Facility is less than $110.0 as of the most recently ended fiscal quarter. The Company does not expect any of these restrictions to affect or limit its ability to conduct its business in the ordinary course.

During the period, the Company was in compliance with all the terms and conditions of its debt agreements. In addition, there are no restrictions in the Company’s debt agreements that are expected to restrict the ability of the Company to complete the Dearborn Acquisition.

Capital Investments

The Company anticipates 2014 capital and strategic investments, excluding capital investments at Dearborn, of approximately $165.0, which includes additional investments in AK Coal and a $100.0 capital contribution to Magnetation, which is AK Steel’s final required capital contribution. For more information on investments in AK Coal and Magnetation, see the Strategic Investments section. In the near-term, the Company expects to fund these investments from cash generated from operations or from borrowings under its Credit Facility. The Company currently anticipates that its normal, ongoing maintenance capital investments (i.e., excluding strategic investments and non-routine maintenance investments, such as full blast furnace re-lines) will be somewhat higher over the next few years.

Employee Benefit Obligations

Under its method of accounting for pension and OPEB plans, the Company recognizes as of the measurement date any unrecognized actuarial gains and losses that exceed 10% of the larger of projected benefit obligations or plan assets (the “corridor”). In 2013, the Company incurred no corridor adjustment. During 2013, the Company’s pension and other postretirement benefit obligations declined by $719.0 as a result of cash payments of $285.3 from the Company for benefit payments and contributions to the pension trust and VEBAs, strong asset returns on pension assets and higher interest rates used to determine the present value of the obligations. In 2012 and 2011, the unrecognized losses attributable to the Company’s qualified pension plans exceeded the corridor, primarily as a result of declines in the discount rate. Accordingly, the Company incurred pre-tax corridor charges of $157.3 in 2012 and $268.1 in 2011.

The Company has contributed $196.5 to the master pension trust during 2014. Of this total, $112.4 was made in the first half of 2014 and the remaining $84.1 was made in July, leaving no further expected contributions for the year. The Company made pension contributions of $181.1 during 2013 to satisfy the Company’s required annual pension contributions for 2013. These contributions increased the Company’s total pension fund contributions since 2005 to approximately $1.7 billion. Currently, the Company’s major pension plans are still significantly underfunded. As a result, the Company will be required to make contributions to its pension trusts of varying amounts until they are fully funded. Some of these contributions could be substantial. The amount and timing of future required contributions to the pension trust depend on assumptions concerning future events. The most significant of these assumptions relate to future investment performance of the pension funds, actuarial data relating to plan participants and the interest rate used to discount benefits to their present value. Because of the variability of factors underlying these assumptions, including the possibility of future pension legislation or increased pension insurance premiums, the reliability of estimated future pension contributions decreases as the length of time until the contribution must be made increases. Dearborn has no defined benefit pension plans and its post retirement health benefits are not expected to materially increase our post retirement liabilities.

On August 8, 2014, the Highway and Transportation Funding Act was signed by the President. The Highway and Transportation Funding Act includes a provision for interest rate stabilization for defined benefit employee pension plans. As a result of the stabilization provision, and based on current actuarial assumptions, the Company expects its pension contributions to decrease by approximately $65.0 in 2015, thus reducing its required pension contributions for 2015 from a previously estimated $100.0 to a current estimate of approximately $35.0. For 2016, the Company currently estimates its pension contributions to be about $15.0, down from a previous estimate of approximately $50.0, for a decrease of $35.0. These estimates are subject to changes in assumptions, primarily related to future investment performance of the pension funds, actuarial data relating to plan participants and the interest rate used to discount benefits to their present value.

The Company provides healthcare benefits to a significant portion of its employees and retirees. Based on the assumptions used to value other postretirement benefits, primarily retiree healthcare and life insurance benefits, annual cash payments for these benefits are expected to be in a range that trends down from $65.3 to

$9.4 over the next 30 years. These payments do not include payments to VEBA trusts as part of the Zanesville retiree settlement. In July 2013, the Company made payments to VEBA trusts of $30.8 pursuant to settlements of class actions filed on behalf of certain retirees from the Company’s Butler Works and Zanesville Works relating to the Company’s OPEB obligations to such retirees. This included the final payment to the Butler Works VEBA trust, and effective January 1, 2015, all future OPEB obligations for these Butler Works retirees will become the responsibility of the Butler VEBA trust. Remaining payments to the Zanesville Works VEBA trust will be $3.1 in each of July 2014 and July 2015 and effective January 1, 2016, all future OPEB obligations for the Zanesville Works retirees will become the responsibility of the Zanesville Works VEBA trust. For a more detailed description of the settlements, see the discussions in Note 6 to the consolidated financial statements.

Accounting for retiree healthcare benefits requires the use of actuarial methods and assumptions, including assumptions about current employees’ future retirement dates, the anticipated mortality rate of retirees, the benchmark interest rate used to discount benefits to their present value, anticipated future increases in healthcare costs and the obligation of the Company under collective bargaining agreements with respect to healthcare benefits for retirees. Changing any of these assumptions could have a material effect on the calculation of the Company’s total obligation for future healthcare benefits. For example, the Company’s calculation of its future retiree healthcare benefit obligation as of the end of 2013 assumed that the Company would continue to provide healthcare benefits to current and future retirees. If this assumption is altered, it could have a material effect on the calculation of the Company’s total future retiree healthcare benefit obligation. This assumption could be altered as a result of one or more of the following developments or other unforeseen events.

First, retirees could consent to a change in the current level of healthcare benefits provided to them. Second, in certain instances, the union that represented a particular group of retirees when they were employed by the Company could, in the course of negotiations with the Company, accept such a change. Third, in certain instances, at or following the expiration of a collective bargaining agreement that affects the Company’s obligation to provide healthcare benefits to retired employees, the Company could take action to modify or terminate the benefits provided to those retirees without the agreement of those retirees or the union, subject to the right of the union subsequently to bargain to alter or reverse such action by the Company. The precise circumstances under which retiree healthcare benefits may be altered unilaterally or by agreement with a particular union vary depending on the terms of the relevant collective bargaining agreement. Some of these developments already have occurred and either already have affected, or may affect in the future, the Company’s retiree healthcare benefit obligation.

Energy and Commodity Hedging

The Company enters into derivative transactions in the ordinary course of business to hedge the cost of natural gas, electricity and certain raw materials, including iron ore, and, to a lesser extent, the market risk associated with the sale of certain of its commodity steel products (hot roll carbon steel coils). Changes in the prices paid or received for the related commodities are expected to offset the effect on cash of settling these amounts.

Off-Balance Sheet Arrangements

See discussion of Magnetation under Strategic Investments for information about this equity investee. There were no other material off-balance sheet arrangements as of June 30, 2014.

Contractual Obligations

In the ordinary course of business, the Company enters into agreements under which it is obligated to make legally enforceable future payments. These agreements include those related to borrowing money, leasing equipment and purchasing goods and services. The following table summarizes by category expected future cash outflows associated with contractual obligations in effect as of December 31, 2013.

	Payment due by period
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt (including current portion)	$0.8	$90.0	$380.0	$1,069.3	$1,540.1
Interest on debt (a)	112.5	223.9	218.1	174.5	729.0
Operating lease obligations	8.9	12.1	9.0	7.3	37.3
Purchase obligations and commitments	2,185.1	3,747.4	3,048.4	12,714.2	21,695.1
Pension and other postretirement benefit obligations (b)	85.9	105.5	105.1	754.8	1,051.3
Magnetation investment (c)	100.0	—	—	—	100.0
Other non-current liabilities	—	36.1	27.0	46.9	110.1

Total	$2,493.2	$4,215.0	$3,787.6	$14,767.0	$25,262.8

(a)	Amounts include contractual interest payments using the interest rates as of December 31, 2013 applicable to the Company’s variable-rate debt and stated fixed interest rates for fixed-rate debt.
(b)	Subsequent to December 31, 2013, a wholly-owned subsidiary of the Company entered an operating lease to lease 675 rail cars to transport iron ore pellets from Magnetation’s Reynolds, Indiana pellet plant to the Company’s Middletown Works and Ashland Works blast furnaces. In connection with the transaction, AK Steel executed a guarantee of its subsidiary’s obligations under the lease agreement. The Company will make annual lease payments of $4.3 under the fifteen-year lease agreement.
(c)	Future cash contributions that the Company plans to make to its qualified pension trust are not included in the table above. Based on current actuarial assumptions, the estimate for these contributions is approximately $196.5, $35.0 and $15.0 in 2014, 2015 and 2016, respectively. Estimates of cash contributions to the pension trust to be made after 2016 are subject to more uncertainty at this time due to the number of variable factors that impact the calculation of defined benefit pension plan contributions. Because pension benefit payments will be made from the pension trust for at least the next five years, the net pension liability is included in the More than 5 years column. Estimated benefit payments, after receipt of Medicare subsidy reimbursements, for 2014 are $65.3 and are expected to be in a range which trends down from $65.3 to $9.4 over the next 30 years. The amounts in the table include the remaining payments pursuant to the Zanesville retiree settlement. For a more detailed description of these obligations, see the discussion in Note 6 to the consolidated financial statements.

In calculating the amounts for purchase obligations, the Company identified contracts under which the Company has a legally enforceable obligation to purchase products or services from the vendor and/or make payments to the vendor for an identifiable period of time. Then for each identified contract, the Company determined its best estimate of payments to be made under the contract assuming (1) the continued operation of existing production facilities, (2) normal business levels, (3) the contract would be adhered to in good faith by both parties throughout its term and (4) prices are as set forth in the contract. Because of changes in the markets it serves, changes in business decisions regarding production levels or unforeseen events, the actual amounts paid under these contracts could differ significantly from the numbers presented above. For example, circumstances could arise which create exceptions to minimum purchase obligations that are set forth in the contracts. The purchase obligations set forth in the table above have been calculated without regard to such exceptions.

A number of the Company’s purchase contracts specify a minimum volume or price for the products or services covered by the contract. If the Company was to purchase only the minimums specified, the payments set forth in the table would be reduced. Under “requirements contracts” the quantities of goods or services the

Company is required to purchase may vary depending on its needs, which are dependent on production levels and market conditions at the time. If the Company’s business deteriorates or increases, the amount it is required to purchase under such a contract would likely change. Many of the Company’s agreements for the purchase of goods and services allow the Company to terminate the contract without penalty upon 30 to 90 days’ prior notice. Any such termination could reduce the projected payments.

The Company’s Consolidated Balance Sheets contain liabilities for pension and OPEB and other long-term obligations. The benefit plan liabilities are calculated using actuarial assumptions that the Company believes are reasonable under the circumstances. However, because changes in circumstances can have a significant effect on the liabilities and expenses associated with these plans including, in the case of pensions, pending or future legislation, the Company cannot reasonably and accurately project payments into the future. While the Company does include information about these plans in the above table, it also discusses these benefits elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the notes to its consolidated financial statements.

The other long-term liabilities on the Company’s Consolidated Balance Sheets include accruals for environmental and legal issues, employment-related benefits and insurance, liabilities established with regard to uncertain tax positions, and other accruals. These amounts generally do not arise from contractual negotiations with the parties receiving payment in exchange for goods and services. The ultimate amount and timing of payments are subject to significant uncertainty and, in many cases, are contingent on the occurrence of future events, such as the filing of a claim or completion of due diligence investigations, settlement negotiations, audit and examinations by taxing authorities, documentation or legal proceedings.

Iron Ore Pricing

Iron ore is one of the principal raw materials required for the Company’s steel manufacturing operations. The Company purchased approximately 4.8 million tons of iron ore pellets in 2013 and expects to purchase approximately 5.4 million tons in 2014. The Company makes most of its purchases of iron ore at negotiated prices under multi-year agreements. For 2014, the Company expects to purchase most of its iron ore from three suppliers, including Magnetation following the startup of its pellet plant, which is expected in the late third quarter of 2014. The Company’s iron ore agreements typically have a variable-price mechanism by which the price of iron ore is adjusted quarterly, based on reference to a historical iron ore index, referred to as the “IODEX”, and in certain agreements reference is also made to other indices. Some of the agreements utilize what is commonly referred to in the steel industry as “Vale model” pricing, which is based on the average IODEX for a three-month period ending one month prior to the start of the quarter to which the price is applied. For example, utilizing the Vale model for the fourth quarter of 2013, the price of iron ore was determined with reference to the IODEX price for the preceding June, July and August period.

The Company attempts to mitigate the effect of increases in raw material costs in the normal course of pricing its own products through increased prices in the spot market and the use of variable pricing with its contract customers that allows the Company to adjust selling prices in response to changes in the cost of certain raw materials and energy, including iron ore. It typically is unable, however, to recover 100% of its increased iron ore costs in this manner. There are a variety of factors that ultimately will affect how much of any increase in iron ore prices the Company is able to recover through its own steel price increases. These include the amount of the price increase for iron ore, the terms of the Company’s agreements with its contract customers, and the extent to which competitive pressures may prevent the Company from increasing the price of the steel it sells into the spot market to sufficiently cover the full amount of the iron ore price increase. It is because of this inability to control or fully pass through its iron ore costs that the Company may hedge a portion of its iron ore purchases from time to time. In addition, the Company’s investment in Magnetation has the ability to serve as a limited financial hedge in the short-term against increases in the price of iron ore and will provide a larger, more significant long-term hedge upon the completion of the planned iron ore pellet plant.

Automotive Market

The Company sells a significant portion of its flat-rolled carbon steel products and stainless steel products to automotive manufacturers and to distributors, service centers and converters who in some cases will resell the products to the automotive industry.

Because the automotive market is an important element of the Company’s business, North American light vehicle production affects the Company’s total sales and shipments. In 2013, the North American automotive industry returned to pre-recession production levels and completed its recovery from the economic recession that began in late 2008. The improvement in the automotive market and the Company’s larger share of that market had a positive impact on the Company’s sales and shipments in 2013. A further increase in light vehicle production volumes is projected for 2014 and AK Steel intends to continue its efforts to increase automotive market share. There are, however, some potential challenges to increased sales to the automotive industry even if it continues to grow as projected. Automotive manufacturers are under pressure to achieve federally mandated fuel economy standards by 2025, and they are currently investigating alternatives to traditional carbon steels, including advanced high-strength steels, aluminum and other materials. This could reduce the aggregate volume of steel sold to the automotive industry, and impact the Company’s share of that volume. However, the Company currently produces virtually every grade of coated advanced high-strength steel used today and is working on development of the next generation of advanced high-strength steels with even greater strength and formability.

Electrical Steel Market

The Company sells its electrical steel products, which are iron-silicon alloys with unique magnetic properties, primarily to manufacturers of power transmission and distribution transformers and electrical motors and generators in the infrastructure and manufacturing markets. The Company sells its electrical steel products both domestically and internationally.

Despite a decline in sales in the first quarter of 2014, market demand for electrical steel improved in the second quarter and electrical steel pricing stabilized. The Company’s sales of sales of grain-oriented electrical steel (“GOES”) products, both domestically and internationally, have been challenged in recent years, due primarily to weak market demand and excess global capacity. Internationally, suppressed demand had been caused principally by a decline in spending for new electric power transmission and distribution transformers.

Although overall pricing for GOES continues to be soft, GOES shipments in the NAFTA market have improved in the last couple of years as power generation and distribution activities picked up. Housing starts in the United States have continued to improve in 2014. The Company’s electrical steel sales and shipments will continue to be affected by the number of domestic housing starts. Currently, the Company expects a gradual increase in domestic housing starts over the next several years, which is expected to have a positive effect on the Company’s domestic electrical steel sales and shipments, though the scope of that anticipated improvement will be affected by competition from domestic and foreign producers of electrical steel.

The Company continued to experience a decline in electrical steel pricing during 2013, particularly with regard to international sales, but also with respect to domestic sales as a result of imports that the Company believes are in violation of United States trade laws. In an effort to address the effects of these unfairly traded imports, the Company filed antidumping and countervailing duty petitions with the United States Department of Commerce (“DOC”) and the United States International Trade Commission (“ITC”) in 2013 with respect to GOES and non-oriented electrical steel (“NOES”). In the fourth quarter of 2013, the ITC made unanimous preliminary determinations that both GOES and NOES produced in several foreign countries is causing injury to the Company. In May 2014, the DOC issued preliminary determinations that imports of GOES from China, Czech Republic, Germany, Japan, Poland, Russia and South Korea are being dumped in the United States. In July 2014, the DOC issued final dumping determinations with respect to imports of GOES from Germany, Japan and

Poland, affirming the preliminary antidumping margins for these three countries. On August 27, 2014, the ITC issued its final determination with respect to imports of GOES from three of the seven countries against which the Company had filed petitions: Germany, Japan, and Poland. The ITC determined that the United States steel industry is neither materially injured nor threatened with material injury by reason of those imports. The decision nullifies the DOC’s assessment of dumping duties on GOES imports from those three countries noted above. The ITC has not yet issued its final ruling on imports from the other four countries (China, Czech Republic, Korea, and Russia) which were the subject of its prior preliminary ruling. Preliminary duties on those four countries will remain in effect until the ITC issues its final ruling, which is expected in November 2014.

Labor Agreements

At December 31, 2013, the Company employed approximately 6,400 employees, of which approximately 4,700 are represented by labor unions under various contracts that expire between 2015 and 2018.

In February 2014, members of the United Steelworkers, Local 169, ratified a three-year labor agreement covering approximately 280 employees at the Mansfield Works. The new agreement expires on March 31, 2017. The existing contract had been scheduled to expire March 31, 2014. In June 2014, members of the International Association of Machinists and Aerospace Workers, Local 1943, ratified a 42-month labor agreement covering approximately 1,630 employees at the Middletown Works. The new agreement was reached early. It will replace the current agreement, which was set to expire on September 15, 2014. The new agreement will take effect on September 15, 2014 and expire on March 15, 2018.

An agreement with the United Steelworkers, Local 1915, which represents approximately 100 employees at AK Tube in Walbridge, Ohio, is scheduled to expire on January 22, 2015. An agreement with the United Steelworkers, Local 1865, which represents approximately 820 employees at the Ashland Works, is scheduled to expire on March 1, 2015. An agreement with the United Automobile Workers, Local 4104, which represents approximately 150 employees at the Zanesville Works, is scheduled to expire on May 20, 2015.

Strategic Investments

Dearborn Steelmaking Facilities and Related Assets

On July 19, 2014, the Company signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700.0 in cash. The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products. The Dearborn Acquisition is subject to customary closing conditions and regulatory approvals. Closing of the Dearborn Acquisition will occur concurrently with and is a condition to closing of the concurrent offering of senior notes by AK Steel.

Similar to AK Steel’s existing carbon steel operations, the Dearborn plant produces hot and cold rolled sheet and hot dip galvanized products, as well as other flat-rolled steel products. The Dearborn facility is strategically located in close proximity to many of AK Steel’s customers, and the assets at the steel plant and the other acquired facilities complement AK Steel’s existing carbon steel operations. The plant employs approximately 1,400 people and is capable of producing about 2.4 million tons of finished steel per year. Upon completion of the Dearborn Acquisition, the Company’s annual shipments are expected to exceed 7.5 million tons. In 2011, Severstal completed a large-scale modernization campaign at the Dearborn plant and began operating a new pickle line tandem cold mill and a new hot dip galvanizing line. During the campaign, Severstal invested $1.2 billion in new state-of-the-art equipment and various operational improvements. The blast furnace at the Dearborn plant was rebuilt in 2007. In addition to these assets, other assets acquired would include net working capital of $300.0.

The Company believes that this transaction will, among other things, further its automotive market strategy, provide the Company with a northern carbon steel plant that is located in close proximity to many of its major customers, give the Company a bigger and better platform with which to meet the future light-weighting needs of its automotive customers, and provide it with greater and enhanced operational flexibility. The Company expects to realize significant cost-based synergies of approximately $50.0 annually, of which approximately $25.0 are expected to be realized in the first full year following the closing of the Dearborn Acquisition.

Magnetation

The Magnetation joint venture utilizes advanced magnetic separation technology to recover iron ore from existing stockpiles of previously-mined material, such as tailings basins, and avoid the necessity of traditional expensive extraction methods. Magnetation controls substantial volumes of these existing stockpiles, as well as other resources with significant amounts of iron content that could allow it to eventually recover iron ore from traditional mining operations. However, traditional mining operations are not currently anticipated to be necessary for the foreseeable future, depending upon factors such as the recovery yield of Magnetation’s concentrate plants and future acquisitions of additional tailings basins and other iron-bearing resources. Magnetation loads iron ore concentrate onto railcars at its own loadout facility, which enables it to ship its iron ore concentrate in a controlled and cost-effective manner. These concentrate operations effectively provide AK Steel with a limited hedge to the global price of iron ore, as the Company recognizes its share of net income from the joint venture’s sale of its iron ore concentrate to third parties at pricing based on iron ore market prices. If the global price of iron ore increases, AK Steel will benefit from the higher Magnetation net income caused by that price increase, thereby partially offsetting AK Steel’s own higher raw material costs resulting from the higher iron ore prices. Even absent future iron ore price increases, Magnetation’s ability to produce iron ore concentrate at a relatively low cost is expected to permit it to generate net income on sales.

Magnetation currently operates two iron ore concentrate plants located in Minnesota, which together are able to produce a total of approximately 1.5 million short tons of iron ore concentrate annually. Magnetation is constructing an iron ore pelletizing plant in Reynolds, Indiana with expected annual capacity of approximately 3.3 million short tons. The pellet plant is currently expected to commence operations in late third quarter of 2014. The pellet plant will be fed by Magnetation’s concentrate plants. When the pellet plant is fully operational, the Company expects the pellet production from Magnetation eventually will satisfy about 50% of AK Steel’s current iron ore pellet requirements for its Middletown and Ashland Works, at a net cost to AK Steel substantially below the current global market price. Through an offtake agreement, AK Steel will have the right to purchase all of the pellets produced by the pellet plant and an obligation to purchase a portion of those pellets. In addition to the direct financial benefits of purchasing pellets at a lower net cost, AK Steel also expects that its sourcing of pellets from the Magnetation pellet plant will provide AK Steel with significant working capital advantages and transportation cost savings for the foreseeable future.

Magnetation has also begun work on its third iron ore concentrate plant. Magnetation anticipates the third concentrate plant will begin operations in late 2014 or early 2015, in time to ensure a consistent source of concentrate to feed the pellet plant at full capacity. Magnetation has secured the environmental permits required to construct this third plant, though additional permitting activity is continuing for those approvals necessary to its long-term operation. Although Magnetation expects to timely receive all necessary permits and has been successful in permitting its first two concentrate plants, there is no guarantee that Magnetation will receive its remaining necessary permits in a timely basis or at all. The pellet plant is expected to consume the majority of the joint venture’s concentrate production, with the balance going to third-party customers.

The Company estimates that Magnetation’s capital investment required to construct the pellet plant and additional iron ore concentrate capacity to support its operations will total approximately $530.0. Of this total, the pellet plant is expected to require approximately $375.0, with the additional concentrate capacity requiring the remaining estimated $155.0. Other companies’ investment costs for a pellet plant facility and related operations have in some cases been substantially higher than those expected for the Magnetation pellet plant and related operations. The lower costs expected for the Magnetation plants are due chiefly to the proprietary process used by Magnetation’s concentrate plants to produce refined feedstock for its pellet plant at a low capital intensity compared to traditional, expensive mining methods. The innovative process utilized by Magnetation’s concentrate plants enable it to avoid some of the other processes (and forego the related capital costs) that a traditional integrated mining and pellet plant facility typically requires, such as stripping, drilling, blasting, primary crushing, secondary crushing, tertiary crushing and primary grinding. As such, AK Steel anticipates that Magnetation’s capital costs to construct its pellet plant and related facilities will be substantially lower than the costs of constructing a traditional end-to-end iron ore mining, crushing, grinding, concentrating and pelletizing facility.

AK Steel made capital contributions to Magnetation of $45.0 in the six months ended June 30, 2014 and an additional $45.0 in July 2014. AK Steel expects to contribute its final required capital contribution of $10.0 to Magnetation later in 2014, upon the commencement of operations at the pellet plant.

In July 2014, Magnetation completed a private offering of $100.0 aggregate principal amount of 11.00% Senior Secured Notes due 2018 as a tack-on to its existing notes at an offering price of 108.75%. Magnetation will use the net proceeds of the offering principally for capital expenditures related to the construction of its iron ore pellet plant in Reynolds, Indiana and additional concentrate capacity in northern Minnesota and general corporate purposes. The Magnetation Senior Secured Notes are non-recourse to AK Steel. This offering provides Magnetation with additional funds to complete the constructions projects described above and to provide sufficient liquidity during the ramp-up period.

AK Coal

AK Coal, a wholly-owned subsidiary of AK Steel, produces low-volatile metallurgical coal from significant owned or leased reserves in Pennsylvania. AK Coal began mining activities at its North Fork mine in 2013 and began shipping coal to coking facilities for use in AK Steel’s blast furnaces. AK Steel currently estimates that AK Coal will deliver clean coal from its North Fork mine at an annualized rate of approximately 360,000 tons in 2015, although that may vary depending on market conditions for coal. Although the Company believes that AK Coal will produce coal at a comparatively low cost over the long-term, the Company has currently elected to defer some of its remaining planned capital investment and delay opening additional mines in light of current and anticipated near-term coal prices. AK Coal will continue to develop and refine its mine development plan, which will provide a long-term planned approach to mining coal in the area, and maintain its efforts to secure the environmental permits required for the operations contemplated in the mine plan. In so doing, AK Coal will be prepared to expand mining operations and increase production in a relatively short time period in the event that metallurgical coal prices rise to a level at which such increased production would be advantageous to the Company in lowering the cost of its future coal purchases.

Quantitative and Qualitative Disclosures about Market Risk

The Company’s primary areas of market risk include changes in (a) interest rates, (b) the prices of raw materials and energy sources and (c) foreign currency exchange rates. The Company manages interest rate risk by issuing variable- and fixed-rate debt, and had total long-term indebtedness (excluding unamortized debt discount and premium) of $1,979.7, $1,540.1 and $1,450.9 at June 30, 2014 and December 31, 2013 and 2012, respectively. The amount at June 30, 2014, consisted of $1,423.7 of fixed-rate debt, $26.0 of variable-rate Industrial Revenue Bonds and $530.0 of borrowings under its Credit Facility that bears interest at variable interest rates. An increase in prevailing interest rates would increase interest expense and interest paid for the variable-rate debt, including any outstanding borrowings under the Credit Facility. For example, a 1% increase in interest rates would result in an increase in annual interest expense of approximately $5.6 on the Company’s outstanding debt at June 30, 2014.

With regard to raw materials and energy sources, the cost of iron ore, in particular, and the cost of scrap have been volatile over the course of the last several years. In addition, electricity and natural gas prices have been highly volatile at times. To address such cost volatility, where competitively possible, the Company attempts to increase the price of steel it sells to the spot market and to negotiate a variable-pricing mechanism with its contract customers that allows the Company to adjust selling prices in response to changes in the cost of certain raw materials and energy. In addition, in the case of stainless steel, increased costs for nickel, chrome and molybdenum can usually be recovered through established price surcharges. Therefore, fluctuations in the price of energy (particularly natural gas and electricity), raw materials (such as scrap, purchased slabs, coal, iron ore, zinc and nickel) or other commodities will be, in part, passed on to the Company’s customers rather than absorbed solely by the Company.

In addition, in order to further minimize its exposure to fluctuations in raw material costs, and to secure an adequate supply of raw materials, the Company has entered into multi-year purchase agreements for certain raw materials that provide for fixed prices or only a limited variable-price mechanism. While enabling the Company to reduce its exposure to fluctuations in raw material costs, this also exposes the Company to an element of market risk relative to its sales contracts. After new contracts are negotiated with the Company’s customers, the average sales prices could increase or decrease. If that average sales price decreases, the Company may not be able to reduce its raw material costs to a corresponding degree due to the multi-year term and fixed-price nature of some of its raw material purchase contracts. In addition, some of the Company’s existing multi-year supply contracts, particularly with respect to iron ore and coke, have required minimum purchase quantities. Under adverse economic conditions, those minimums may exceed the Company’s needs. Subject to exceptions for force majeure and other circumstances affecting the legal enforceability of the contracts, such minimum purchase requirements could require the Company to purchase quantities of raw materials, particularly iron ore and coke, that significantly exceed its anticipated needs. Under such circumstances, the Company would attempt to negotiate agreements for new purchase quantities. There is a risk, however, that in one or more instances the Company would not be successful in securing lower purchase quantities, either through negotiation or litigation. In that event, the Company would likely be required to purchase more of a particular raw material in a particular year than it needs, negatively affecting its results of operations and cash flows.

The Company uses cash-settled commodity price swaps and options (including collars) to hedge the market risk associated with the purchase of certain of its raw materials and energy requirements. Such hedges routinely are used with respect to a portion of the Company’s natural gas and nickel requirements and are sometimes used with respect to its aluminum, zinc, electricity and iron ore requirements. The Company’s hedging strategy is designed to protect against excessive pricing volatility. However, abnormal price increases in any of these commodity markets might still negatively affect operating costs, as the Company does not typically hedge 100% of its exposure.

For derivatives designated in cash flow hedging relationships, the effective portion of the gains and losses from the use of these instruments for natural gas, electricity, iron ore, zinc and hot roll carbon steel coils are recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets and recognized into net sales or cost of products sold in the same period as the earnings recognition of the associated underlying transaction. At June 30, 2014, accumulated other comprehensive income (loss) included $7.4 in unrealized after-tax gains for these derivative instruments. All other commodity price swaps and options are marked to market and recognized into net sales or cost of products sold with the offset recognized as an asset or accrued liability. At June 30, 2014, other current assets of $3.1, other non-current assets of $0.1, accrued liabilities of $25.1 and other noncurrent liabilities of $0.5 were included on the Consolidated Balance Sheets for the fair value of commodity derivatives. At December 31, 2013, other current assets of $4.9, accrued liabilities of $0.4 and other non-current liabilities of $0.1 were included on the Consolidated Balance Sheets for the fair value of commodity derivatives. At December 31, 2012, other current assets of $25.5 and accrued liabilities of $1.3 were included on the Consolidated Balance Sheets for the fair value of commodity derivatives.

The following table presents the negative effect on pre-tax income of a hypothetical change in the fair value of derivative instruments outstanding at June 30, 2014, due to an assumed 10% and 25% decrease in the market price of each of the indicated commodities.

	Negative (Positive) Effect on Pre-tax Income
	10% Decrease	25% Decrease
Commodity Derivative
Natural Gas	$1.2	$3.0
Nickel	0.4	1.1
Zinc	0.6	1.5
Electricity	1.5	3.7
Iron Ore	13.8	34.5
Hot roll carbon steel coils	(9.6)	(23.9)

Because these instruments are structured and used as hedges, these hypothetical losses (gains) would be offset by lower prices paid for the physical commodity used in the normal production cycle or lower prices received from the sale of hot roll coils. The Company does not enter into swap or option contracts for trading purposes.

The Company also is subject to risks of exchange rate fluctuations on a portion of intercompany receivables that are denominated in foreign currencies. The Company uses forward currency contracts to manage exposures to certain of these currency price fluctuations. At June 30, 2014 and December 31, 2013 and 2012, the Company had outstanding forward currency contracts with a total contract value of $26.0, $24.4 and $21.0, respectively, for the sale of euros. At June 30, 2014, other current assets of $0.1, and at December 31, 2013 and 2012, accrued liabilities of $0.7 and $0.2, respectively, were included on the Consolidated Balance Sheets for the fair value of these contracts. Based on the contracts outstanding at June 30, 2014, a 10% change in the dollar to euro exchange rate would result in an approximate $2.6 pretax effect on the value of these contracts on a mark-to-market basis, which would offset the effect of a change in the exchange rate on the underlying receivable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SEVERSTAL DEARBORN, LLC

You should read this discussion together with the consolidated financial statements, related notes and other financial information of Dearborn incorporated by reference herein, as well as the other information contained in or incorporated by reference into this prospectus supplement. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those described under “Risk Factors” in this prospectus supplement. These risks could cause our actual results to differ materially from any future performance suggested below. Accordingly, you should read “Forward-Looking Statements” and “Risk Factors” in this prospectus supplement. Dollars are shown in millions, except per share and per ton amounts or otherwise specifically noted.

Overview

Dearborn’s principal operations consist of a single integrated steelmaking facility located in Dearborn, Michigan. Dearborn produces flat-rolled carbon steel products including high-quality coated, hot-rolled and cold-rolled products sold primarily to domestic automotive, converter and service center markets. The Dearborn plant, which produces high-quality, flat-rolled steels primarily for the automotive, construction and appliance markets, completed a large-scale modernization campaign in 2011. During the campaign, major capital was invested in new state-of-the-art equipment and various operational improvements. The Dearborn facility is strategically located in close proximity to many of AK Steel’s customers, and the assets at the steel plant and the other acquired facilities complement AK Steel’s existing carbon steel operations. The blast furnace at Dearborn was rebuilt in 2007. The plant also began operating a new pickle line tandem cold mill and a new hot dip galvanizing line in 2011. Similar to AK Steel’s existing carbon steel operations, the Dearborn plant produces hot and cold rolled sheet and hot dip galvanized products, as well as other flat-rolled steel products. The plant employs approximately 1,400 people and is capable of producing about 2.4 million tons of finished steel per year.

In addition to its integrated Dearborn steelmaking facility, Dearborn’s operations include a 50% interest in Mountain State Carbon (“MSC”) as of June 30, 2014, a cokemaking facility located in West Virginia; a 48% interest in Spartan Steel Coating Company (“Spartan”), a hot-dip galvanizing facility in Michigan; and a 49% interest in Delaco Steel Processing (“Delaco”), a flat-rolled steel slitting operation in Michigan; and a 50% interest in Double Eagle Steel Coating (“Double Eagle”), an electrogalvanizing facility in Michigan (which currently is scheduled for dissolution in the first quarter of 2015).

Six Months Ended June 30, 2014 Financial Results Overview

Dearborn’s first half 2014 results compared unfavorably with the first half of 2013. Dearborn had a net loss for the first half of 2014 of $991.2, which included a long-lived asset impairment charge of $915.7, versus a net loss in the first half of 2013 of $20.7. The impairment charge was triggered by the execution of a definitive agreement to sell Dearborn to AK Steel Corporation for $700.0, on which basis Dearborn determined its long-term asset recoverability.

Operationally, unusually extreme winter weather conditions in the Midwest United States drove the price of raw materials higher and also resulted in higher maintenance costs. Production tons, net sales revenue and shipments were slightly down in the first half of 2014 compared to the first half of 2013. Steel revenue and shipments decreased to $994.9 and 1,206,400 net tons, respectively, in the six months ended June 30, 2014 from $1,000.8 and 1,232,600 net tons for the six months ended June 30, 2013.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Steel Shipments

Total shipments for the six months ended June 30, 2014 and 2013 were 1,206,400 and 1,232,600 net tons, respectively. The approximate 2% decrease in total shipments was attributable principally to lower production due to weather conditions noted above.

For the six months ended June 30, 2014, value-added products comprised 58.0% of total shipments, compared to 56.9% of total shipments in the six months ended June 30, 2013. Dearborn continues to focus on maximizing profitability through product mix enhancements based on current and projected market demands as well as improving quality. The following table presents net shipments by product line:

	Six Months Ended June 30,
	2014		2013
	(tons in thousands)
Value-added Shipments
Cold Rolled	174.0	14.4%	177.6	14.4%
Coated	526.4	43.6%	523.9	42.5%

Subtotal value-added shipments	700.4	58.0%	701.5	56.9%

Non-Value-added Shipments
Hot rolled	409.3	34.0%	433.9	35.2%
Secondary	96.7	8.0%	97.2	7.9%

Subtotal non value-added shipments	506.0	42.0%	531.1	43.1%

Total shipments	1,206.4	100.0%	1,232.6	100.0%

Sales

Net sales for the six months ended June 30, 2014 decreased by approximately 1.2% compared to the six months ended June 30, 2013 primarily due to lower shipments. Dearborn’s average selling price for the first half of 2014 was $825 per ton, 1.6% above Dearborn’s average selling price of $812 per ton for the six months ended June 30, 2013. The increase is due primarily to increases in spot market pricing of approximately 6%, in addition to a market shift from automotive to non-automotive.

Cost of Products Sold

Dearborn experienced higher input costs for iron ore, scrap and utilities partially offset by lower coke prices in the six months ended June 30, 2014 compared to the six months ended June 30, 2013. While Dearborn had a sufficient supply of iron ore on hand to avoid production curtailment as a result of the delayed 2014 Great Lakes shipping season resulting from the severe winter in the upper Midwest, Dearborn did experience weather-related higher pricing associated with utilities and natural gas.

Overall, Dearborn estimates higher raw material prices resulted in increased costs of $41.5 for the six months ended June 30, 2014 over the six months ended June 30, 2013. Iron ore costs, due to new contractual pricing, were approximately $36.1 of the $41.5, with utilities, primarily natural gas, comprising the remainder of the cost impact. The increased cost of natural gas for the six months ended June 30, 2014 over the six months ended June 30, 2013, reflecting both the unfavorable economics noted above and also increased usage, amounted to $11.3, and was a direct result of the unusually severe winter weather during the period. Dearborn also reported higher maintenance costs of $16.7 in the six months ended June 30, 2014 versus the six months ended June 30, 2013, primarily driven by hot-strip mill furnace maintenance and blast furnace stove work.

Selling and Administrative Expenses

Selling and administrative expenses for the six months ended June 30, 2014 were $19.2, compared to $27.1 for the six months ended June 30, 2013. The decrease is primarily due to the elimination of allocated corporate selling and administrative costs from Dearborn’s North American parent. Excluding the change in allocation of corporate costs, selling and administrative expenses for the six months ended June 30, 2014 would have been $30.6.

Depreciation

Depreciation expense for the six months ended June 30, 2014 was $53.7, compared to $48.9 in the corresponding period in 2013. The increase from 2013 to 2014 was due to increased depreciation expense from capital expenditures placed in service in late 2013.

Operating Profit

Dearborn reported an operating loss of $939.5 in the six months ended June 30, 2014 compared to an operating profit of $2.2 in the six months ended June 30, 2013. Operating profit for the six months ended June 30, 2014 includes the aforementioned June 2014 long-lived asset impairment charge of $915.7. Dearborn also experienced increased raw material and maintenance costs compared to the same period in 2013 amounting to $41.5, as noted above. Included in first half 2014 operating loss is a $8.0 gain resulting from an arbitration award from Dearborn’s iron ore supplier while the first half of 2013 contained a $12.0 gain from a legal settlement with a coal supplier.

2013 Financial Results Overview

Dearborn’s full year 2013 results compare unfavorably with full year 2012 results. Dearborn’s net loss for 2013 was $90.7 versus a net loss for 2012 of $2.9. Production tons, net sales revenue and shipments were slightly down in 2013 compared to 2012. Steel revenue and shipments decreased to $1,985.4 and 2,429,500 net tons, respectively, in 2013 from $2,105.6 and 2,495,000 net tons in 2012.

2013 Compared to 2012

Steel Shipments

Total shipments for 2013 and 2012 were 2,429,500 and 2,495,000 net tons, respectively. The approximate 3% decrease in total shipments was attributable principally to lower demand for Dearborn’s products.

For the year ended December 31, 2013, value-added products comprised 58.5% of total shipments, compared to 56.4% of total shipments in the year ended December 31, 2012. Dearborn continues to focus on maximizing profitability through product mix enhancements based on current and projected market demands, as well as improving quality. The following table presents net shipments by product line:

	Year ended December 31,
	2013		2012
	(tons in thousands)
Value-added shipments
Cold Rolled	350.9	14.4%	365.1	14.6%
Coated	1,070.6	44.1%	1,043.4	41.8%

Subtotal value-added shipments	1,421.5	58.5%	1,408.5	56.4%

Non Value-added shipments
Hot rolled	822.7	34.0%	831.9	33.3%
Secondary	185.3	7.6%	254.6	10.2%

Subtotal non value-added shipments	1,008.0	41.6%	1,086.5	43.5%

Total shipments	2,429.5	100.0%	2,495.0	100.0%

Sales

Net sales for the full year 2013 decreased by approximately 5.3% compared to full year 2012. Dearborn’s average selling price in 2013 was $817 per ton, a decrease of 3% from Dearborn’s average selling price of $844 per ton for 2012. The decrease is due primarily to lower spot market pricing, particularly in the first half of 2013, and shifts in Dearborn’s automotive product mix.

Cost of Products Sold

Dearborn experienced lower prices for scrap and fuel inputs offset partially by higher input costs for iron ore in the year ended December 31, 2013 compared to the year ended December 31, 2012. Dearborn also experienced higher conversion costs in 2013 compared to 2012 in its caster and hot mill operations.

Dearborn estimates overall raw material pricing resulted in decreased costs of $25.9 for the full year 2013 compared to full year 2012, primarily due to favorable pricing on coke, scrap, and utilities offset by higher 2013 iron ore contract pricing. Dearborn experienced higher maintenance costs of $20.1 in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily driven by hot mill furnace and coiler maintenance.

Selling and Administrative Expenses

Selling and administrative expenses for the year ended December 31, 2013 were $56.3, compared to $60.6 for the year ended December 31, 2012. The decrease is primarily due to a reduction in the premium cost of Dearborn’s property insurance programs.

Depreciation

Depreciation expense for the year ended December 31, 2013 was $101.7 compared to $89.9 for the year ended December 31, 2012. The increase from 2012 to 2013 was due to a full year’s depreciation expense in 2013 for the new continuous pickle line-tandem rolling and hot dip galvanizing facilities completed in 2012.

Operating Profit (Loss)

Dearborn reported an operating loss of $51.6 for the year ended December 31, 2013 compared to an operating profit of $28.3 for the year ended December 31, 2012. Dearborn experienced an average reduction in selling price of $27 per ton for full year 2013 compared to full year 2012. The year-over-year average reduction in selling price of $27 per ton was partially mitigated by decreasing 2013 raw material pricing offset by increased maintenance costs compared to 2012, as noted above. Dearborn also recorded an impairment charge of $43.0 related to blast furnace reconstruction project expenditures that are not expected to be completed.

Liquidity and Capital Resources

Cash provided by operations totaled $111.3 for the six months ended June 30, 2014, versus $146.3 for the six months ended June 30, 2013. The change in cash provided from operations was largely a result of a lower amount of cash provided from seasonal liquidation of inventory in 2014 versus 2013 and other changes in working capital.

Cash used in investing activities was $17.6 for the six months ended June 30, 2014 compared to $25.3 for the six months ended June 30, 2013 and consisted primarily of capital expenditures.

Cash provided by operations totaled $172.5 for the year ended December 31, 2013 compared to $104.4 for the year ended December 31, 2012. The change in cash provided from operations was largely the result of continuing efforts to improve inventory performance and other changes in working capital.

Cash used in investing activities was $48.1 for the year ended December 31, 2013 compared to $125.0 for the year ended December 31, 2012. The reduction was the result of lower capital expenditures in 2013 due to the completion of Dearborn’s new continuous pickle line-tandem rolling and hot dip galvanizing facilities in 2012.

Legal Contingencies

On June 13, 2013, Cliffs Sales Company (“Cliffs”) filed an action in the United States District Court for the Northern District of Ohio, Civil Action No. 1:13 cv 1308, against Dearborn. Cliffs claims that Dearborn breached a May 21, 2008 Agreement for Sale of Reclaimed Iron Units, as amended (the “Iron Unit Agreement”). Cliffs claims that Dearborn breached the Iron Unit Agreement by failing to purchase the required amount of pellets, chips and fines as allegedly required. Dearborn filed an answer denying the material allegations of the complaint and asserting several affirmative defenses. In January of 2014, the presiding judge ordered a stay of the proceedings until Cliffs and Dearborn completed an arbitration of a separate dispute. That arbitration is now concluded and it is anticipated that the stay of the litigation will be lifted. Discovery is expected to re-commence in the near future. Assuming the closing of the Dearborn Acquisition, AK Steel intends to contest this matter vigorously. At this time, AK Steel has not made a determination that a loss is probable and it does not have adequate information to reliably or accurately estimate its potential loss in the event that Cliffs were to prevail in this lawsuit. Because AK Steel has been unable to determine that a loss is probable or estimable, it has not recorded an accrual related to this matter. In the event that AK Steel’s assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, AK Steel may be required to record a liability for an adverse outcome.

On August 29, 2014, Dearborn served a private arbitration demand and asserted a breach of contract claim against PCI Enterprises Company (“PCI”). In its demand, Dearborn seeks a declaration that it properly terminated a Pulverized Coal Supply Agreement with PCI (the “PCI Agreement”) and damages in the amount of $11,778.082. On the same date, PCI served a statement of claim against Dearborn alleging that Dearborn breached the PCI Agreement and seeking damages in an amount between $12.0 and $14.0 million. Discovery has not yet commenced. Assuming the closing of the Dearborn Acquisition, AK Steel intends to vigorously defend against PCI’s counterclaim. At this time, AK Steel has not made a determination that a loss is probable and it does not have adequate information to reliably or accurately estimate its potential loss in the event that PCI were to prevail on its counterclaim. Because AK Steel has been unable to determine that a loss is probable or estimable, it has not recorded an accrual related to this matter. In the event that AK Steel’s assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, AK Steel may be required to record a liability for an adverse outcome.

On January 20, 2010, ArcelorMittal France and ArcelorMittal Atlantique et Lorraine (collectively “ArcelorMittal”) filed an action against Dearborn, Wheeling-Nisshin, Inc. (“Wheeling”) and AK Steel Corporation in the United States District Court for the District of Delaware, Case No. 10-050-SLR. The complaint alleged that Dearborn is infringing the claims of U.S. Patent No. 6,296,805 (the “Patent”) in making pre-coated cold-rolled boron steel sheet and seeks injunctive relief and unspecified compensatory damages. Wheeling produces the boron steels sheet product exclusively for Dearborn and Dearborn has agreed to indemnify Wheeling in this matter. Dearborn filed an answer in which it denied ArcelorMittal’s claims and raised various affirmative defenses. On that date, Dearborn also filed counterclaims against ArcelorMittal for a declaratory judgment that it is not infringing the Patent and that the Patent is invalid. Subsequently, the trial court bifurcated the issues of liability and damages. The case proceeded with a trial to a jury on the issue of liability in January 2011. The jury returned a verdict that Dearborn did not infringe the Patent and that the Patent was invalid. Judgment subsequently was entered in favor of Dearborn and ArcelorMittal filed an appeal with the United States Court of Appeals for the Federal Circuit. On November 30, 2012, the Court of Appeals issued a decision reversing certain findings related to claim construction and the validity of the Patent and remanded the case to the trial court for further proceedings. On January 30, 2013, ArcelorMittal filed a motion for rehearing with the Court of Appeals. On March 20, 2013, the Court of Appeals denied ArcelorMittal’s motion for rehearing. The case then was remanded to the trial court for further proceedings. On April 16, 2013, pursuant to a petition previously filed by ArcelorMittal and ArcelorMittal USA LLC, the U.S. Patent and Trademark Office reissued the Patent as U.S. Reissue Patent RE44,153 (the “Reissued Patent”). Also on April 16, 2013, ArcelorMittal filed a second action against Dearborn in the United States District Court for the District of Delaware, Case No. 1:13-cv-00686 (the “Second Action”). The complaint filed in the Second Action alleges that Dearborn is infringing the claims of the Reissued Patent and seeks injunctive relief and unspecified compensatory damages. On May 13, 2013, Dearborn filed a motion to dismiss key elements of the complaint filed in the Second Action. On October 25, 2013, the District Court granted summary judgment in favor of Dearborn. The Court ruled that ArcelorMittal’s Reissued Patent was invalid due to ArcelorMittal’s deliberate violation of a statutory prohibition on broadening a patent through reissue more than two years after the original Patent was granted and that the original Patent had been surrendered when the Reissued Patent was issued and thus is no longer in effect. Final Judgment was entered on October 31, 2013. On November 6, 2013, ArcelorMittal filed a motion to clarify or, in the alternative, to alter or amend the October 31, 2013 judgment. On December 5, 2013, the court issued a memorandum and order denying the motion and entering final judgment in favor of defendants, including Dearborn and against ArcelorMittal, specifically ruling that all claims of ArcelorMittal’s Reissued Patent are invalid as violative of 35 U.S.C. §251(d). On December 30, 2013, ArcelorMittal filed notices of appeal to the Federal Circuit Court of Appeals. The parties have fully briefed the issues on appeal and the case has not yet been assigned for argument before the Federal Circuit Court of Appeals. Assuming the closing of the Acquisition, AK Steel intends to continue to contest this matter vigorously. At this time, AK Steel has not made a determination that a loss is probable and it does not have adequate information to reliably or accurately estimate its potential loss in the event that ArcelorMittal were to prevail in its appeal in this dispute. Because AK Steel has been unable to determine that the potential loss in this case is probable or estimable, it has not recorded an accrual related to this matter. In the event that AK Steel’s assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, AK Steel may be required to record a liability for an adverse outcome.

Environmental Contingencies

On May 12, 2014, the Michigan Department of Environmental Quality (“MDEQ”) issued to Dearborn an Air Permit to Install (“PTI”) No. 182-05C to increase the emission limits for the blast furnace and other emission sources. The PTI was issued as a correction to a prior PTI based on information that was not available during the prior permitting process. On July 10, 2014, the South Dearborn Environmental Improvement Association (“SDEIA”), Detroiters Working for Environmental Justice, Original United Citizens of Southwest Detroit and Sierra Club filed a Claim of Appeal of the PTI in the State of Michigan Wayne County Circuit, Case No. 14-008887-AA. Appellants and the MDEQ stipulated to the intervention of Severstal in this action as an additional Appellee. The Appellants allege multiple deficiencies with the permit and the permitting process. AK Steel believes that the MDEQ issued this permit properly in compliance with applicable law and will vigorously contest this appeal following the closing of the Dearborn Acquisition. Until the appeal is resolved, AK Steel cannot determine what the ultimate permit limits will be or reliably estimate the costs, if any, in the event that the appeal is successful or the timeframe over which any potential costs would be incurred. There can be no assurances that such costs will not be material.

On August 21, 2014, the SDEIA filed a Complaint under the Michigan Environmental Protection Act (“MEPA”) in the State of Michigan, Wayne County Circuit Case No. 14-010875-CE. The plaintiffs allege that the air emissions from the Dearborn facility are impacting the air, water and other natural resources, as well as the public trust in such resources. The plaintiffs are, among other requested relief, requesting that the court assess the limitations in PTI No. 182-05C, issued May 12, 2014, to determine their sufficiency. Assuming the closing of the Dearborn Acquisition, AK Steel will vigorously contest these claims. Until the claims that are the subject of this Complaint are resolved, AK Steel cannot reliably estimate the costs, if any, associated with the claims or the timeframe over which any potential costs would be incurred.

Between 2008 and the end of 2013, Dearborn had been issued multiple Notices of Violation (“NOVs”) from MDEQ and the United State Environmental Protection Agency (“EPA”), covering a wide range of alleged environmental violations, mostly regarding the Clean Air Act. The United States Department of Justice (“DOJ”) and MDEQ have proposed a settlement to Dearborn to resolve the alleged violations contained in the NOVs and the parties are currently negotiating the terms of a proposed Consent Decree. Assuming the closing of the Dearborn Acquisition, AK Steel believes it has the potential to reach a settlement in this matter, but it cannot be certain that a settlement will be reached or reliably estimate at this time how long it will take to reach a settlement or the terms of such a settlement. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with MDEQ and EPA or the claims that are the subject of the NOVs are otherwise resolved, AK Steel cannot reliably estimate the costs or fines, if any, associated with the potential Consent Decree or the timeframe over which any potential costs or fines would be incurred.

On April 9, 2014, SDEIA sent a Notice of Intent to Sue under the Clean Air Act to Dearborn. On June 18, 2014, SDEIA filed a Complaint under the citizen enforcement action provisions of the Clean Air Act against Dearborn in Federal District Court for the Eastern District of Michigan, Case No. 2:14-cv-12387-GER-PJK. The Complaint alleges violations nearly identical to those alleged in the NOVs arising under the Clean Air Act that were issued to Dearborn by MDEQ and EPA between 2008 and 2013 and are the subject of ongoing settlement negotiations. On August 29, 2014, Severstal Dearborn moved to dismiss many of the counts in the Complaint. Assuming the closing of the Dearborn Acquisition, AK Steel will vigorously contest these claims. Until the claims that are the subject of this Complaint are resolved, AK Steel cannot reliably estimate the costs, if any, associated with the claims or the timeframe over which any potential costs would be incurred.

On April 27, 2000, MDEQ issued a Resource Conservation and Recovery Act (“RCRA”) Corrective Action Order No. 111-04-00-07E to Rouge Steel Company and Ford Motor Company for the property that includes the Dearborn facility. The Corrective Action Order has been amended five times. Dearborn became a party to the Corrective Action Order via an amendment dated January 24, 2004 as a result of becoming the successor-in-interest to Rouge Steel Company for certain matters. The Corrective Action Order requires the site-wide investigation and where appropriate, remediation, of the facility. The site investigation and remediation is ongoing. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation and remediation. Dearborn has accrued, and assuming the closing of the Dearborn Acquisition, AK Steel currently intends to continue to accrue, approximately $0.4 for the projected cost of the continuing investigation. To date, Ford Motor Company has incurred most of the costs of the investigation and remediation due to its prior ownership of the steelmaking operations at the Dearborn facility. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

On August 29, 2013, the West Virginia Department of Environmental Protection (“WVDEP”) issued to Mountain State Carbon a renewal National Pollution Discharge Elimination System (“NPDES”) permit for wastewater discharge from the facility to the Ohio River. The new NPDES permit included numerous new, and more stringent, effluent limitations. On October 7, 2013, Mountain State Carbon appealed the permit to the Environmental Quality Board, Appeal No. 13-25-EQB. Assuming the closing of the Dearborn Acquisition, AK Steel believes it has the potential to reach a settlement in this matter, but it cannot be certain that a settlement will be reached or reliably estimate at this time how long it will take to reach a settlement or the terms of such a settlement. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with WVDEP or the issues that are the subject of the appeal are otherwise resolved, AK Steel cannot determine what the ultimate permit limits will be or reliably estimate the costs, if any, associated with the renewal permit or the timeframe over which any potential costs would be incurred. There can be no assurances that such costs will not be material.

On February 6, 2012, the United States and the WVDEP filed a Complaint under the Clean Air Act and RCRA against Mountain State Carbon in the U.S. District Court for the Northern District for West Virginia, Civil Action No. 5:12-CV-19. On March 6, 2012, WVDEP voluntarily dismissed its claims against Mountain State Carbon. The case proceeded to a bench trial in May 2014, during which the United States pursued three main claims alleging: (1) excess opacity at the combustion stack caused by deficient through walls; (2) excess hydrogen sulfide emissions due to a deficient primary cooler; and (3) various RCRA violations. The government sought injunctive relief on each claim, and a civil penalty of $10.6. On July 17, 2014, the Court issued its Findings of Facts, Conclusions of Law and Memorandum Order and dismissed most of the United States’ claims in their entirety. The Court did, however, assess a civil penalty of approximately $2.4 and order three injunctive relief measures: (1) the assessment by both parties’ experts of the sufficiency of the cokemaking facility’s through walls and the submission to the Court of a report by October 15, 2014, following which the replacement of some or all through walls could be required; (2) the requirement for Mountain State Carbon to install and utilize an automated system that tracks oven charging times at Battery 8 to identify ovens that cause opacity violations; and (3) the requirement for Mountain State Carbon to clean all spirals in the heat exchangers as soon as practicable and establish a regular cleaning schedule. On August 21, 2014, the Court issued an Order in response to the Plaintiff’s Motion for Entry of Judgment, memorializing the judgment identified in the Findings of Fact, Conclusions of Law and Memorandum Order. In the event the United States appeals the judgment, and assuming the closing of the Dearborn Acquisition, AK Steel will vigorously defend the judgment in such appeal.

BUSINESS

AK Steel

We are an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, with nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. We produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, specialty stainless and electrical steels that are sold in sheet and strip form and carbon and stainless flat-rolled steel that are finished into welded steel tubing. Upon the closing of our acquisition of Severstal Dearborn, LLC and its related assets, as further described below, we will add an integrated steelmaking facility located in Dearborn, Michigan, as well as a cokemaking facility in West Virginia and interests in three joint ventures that process and finish flat-rolled steel products.

Our carbon steel products are sold primarily to customers in the automotive industry, to various manufacturers, including manufacturers of heating, ventilation and air conditioning equipment and appliances and to distributors, service centers and converters who may further process our products prior to reselling them. Our stainless steel products are sold primarily to customers in the automotive industry, as well as to manufacturers of food handling, chemical processing, pollution control and medical and health equipment, and to distributors and service centers. Our electrical steels, which are iron-silicon alloys with unique magnetic properties, are sold primarily to manufacturers of power transmission and distribution transformers. Our tubular products are sold to customers in the automotive, large truck, industrial and construction markets. In addition, our operations include European trading companies, which buy and sell steel and steel products and other materials. Our wholly-owned subsidiary, AK Coal Resources, Inc. (“AK Coal”), produces metallurgical coal from reserves in Pennsylvania, and we own a 49.9% equity interest in Magnetation LLC (“Magnetation”), a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in the late third quarter of 2014.

For additional information regarding our customers, markets, properties and raw material needs, please refer to AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference herein.

Dearborn

On July 21, 2014, we announced that AK Steel had signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700 million in cash (the “Dearborn Acquisition”). The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products.

The Dearborn plant has the capacity to produce 2.4 million tons of flat-rolled steel per annum and produces high-quality, carbon flat-rolled steels for the automotive, construction and appliance markets. Dearborn’s value-added products are primarily utilized in the North American automotive industry, which accounted for approximately 57% of its direct 2013 steel shipments (and approximately 63% of its steel shipments when including indirect shipments). Dearborn is also a leading supplier to the U.S. distributor and pipe and tube markets, which represented 21% and 10% of 2013 shipments, respectively.

Since 2007, Severstal has invested over $1.2 billion in the Dearborn plant, including a rebuild of its blast furnace (2007), improvements to the its hot strip mill, construction of a new state of the art pickle line tandem cold mill (2011) and construction of a new hot dip galvanizing line (2011).

In addition to the steelmaking facilities at the Dearborn plant, AK Steel will also acquire the Mountain State Carbon cokemaking facility and interests in three steel finishing joint ventures as part of the Dearborn Acquisition, as further detailed below:

•	Mountain State Carbon, LLC is a leading producer of high-quality coke with up to 1.1 million tons of annual coke production capacity from its four coke batteries. For the twelve months ended June 30, 2014, Mountain State Carbon produced approximately 500,000 tons and provided about two-thirds of Dearborn’s total coke requirements;

•	Spartan Steel Coating, LLC is a 48%-owned joint venture with Worthington Industries in Monroe, Michigan, that produces hot dip galvanized sheet sold to unexposed automotive and service center customers. Current annual capacity is 600,000 tons. The Dearborn plant supplies 100% of substrate needs and sells at least 80% of Spartan Steel’s output;

•	Delaco Processing, LLC is a 49%-owned joint venture with Delaco Supreme Tool and Gear Company that operates a slitter for the processing of steel coils; and

•	Double Eagle Steel Coating Company is a 50%-owned joint venture with United States Steel Corporation located adjacent to the Dearborn facility. It is the world’s largest electrogalvanizing line with capacity of 870,000 tons per year, producing premium quality galvanized sheet steel primarily for automotive customers. The future status of Double Eagle is uncertain, as the joint venture is currently scheduled for dissolution in the first quarter of 2015.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary, believed to be accurate, of the terms we consider material of the documents governing our material indebtedness, but reference is made to the actual documents governing such indebtedness, which have been filed with the SEC. All such summaries are qualified in their entirety by this reference. See “Where You Can Find More Information” and “Incorporation By Reference.”

AK Steel’s Credit Facility

In March 2014, AK Steel entered into a new $1.1 billion credit facility with a group of lenders (the “Credit Facility”). The new credit facility, which expires in March 2019, replaced AK Steel’s prior $1.1 billion asset-backed revolving credit facility, which was set to expire in April 2016, and is secured by the same classes of assets as the $1.1 billion asset-backed revolving credit facility. The new credit facility contains common restrictions similar to the prior $1.1 billion asset-backed revolving credit facility, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. References to the Credit Facility prior to March 17, 2014 refer to the prior $1.1 billion asset-backed revolving credit facility and references to the Credit Facility after March 17, 2014 refer to the new $1.1 billion credit facility. Availability is calculated as the lesser of the Credit Facility commitments or the Company’s eligible collateral after advance rates, less outstanding revolver borrowings and letters of credit. The Company’s obligations under the Credit Facility are secured by its inventory and accounts receivable, and availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. The Credit Facility provides the Company with enhanced liquidity and greater financial and strategic flexibility. The Credit Facility includes a separate “first-in, last-out”, or “FILO” tranche, which allows the Company to maximize its eligible collateral at higher advance rates. The Credit Facility requires maintenance of a minimum fixed charge coverage ratio of one to one if availability under the Credit Facility is less than $110.0 million. Borrowings under the Credit Facility bear interest at a base rate or, at the Company’s option, LIBOR, plus an additional interest rate margin that is determined by the average daily availability of borrowings under the Credit Facility. The additional interest rate margin for revolver borrowings (i.e., non-FILO Facility borrowings) ranges from 0.50% to 1.00% per annum in the case of base rate borrowings and from 1.50% to 2.00% per annum in the case of LIBOR borrowings. For borrowings under the FILO Facility, the additional interest rate margin ranges from 1.75% to 2.25% per annum in the case of base rate borrowings and from 2.75% to 3.25% per annum in the case of LIBOR borrowings. In addition, the Company pays a commitment fee on the undrawn commitments under the Credit Facility from time to time according to the average daily balance of borrowings (which balance also includes outstanding letters of credit) under the Credit Facility during any month. This commitment fee on undrawn commitments applies at a rate of 0.375% per annum. The Company uses the Credit Facility for working capital and general corporate purposes and does not expect the Credit Facility’s restrictions to affect or limit its ability to conduct its business in the ordinary course. In April 2014, in order to provide additional collateral to the borrowing base and increase the Company’s availability under the Credit Facility, thereby enhancing its liquidity, the Company added AK Tube LLC and AK Steel Properties, Inc. (the “Subsidiary Guarantors”), both 100%-owned subsidiaries, as guarantors under the Credit Facility, in addition to the existing guarantor, AK Holding.

Upon the closing of the Dearborn Acquisition, we intend to amend our Credit Facility to, among other things, increase the aggregate principal amount of commitments under the Credit Facility by up to $400 million, in order to provide additional liquidity, increase availability thresholds and amend certain covenants to increase the operational flexibility of AK Steel and its subsidiaries. The amended Credit Facility will be secured by the same classes of assets, including certain acquired assets of Dearborn, and will contain common restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. The closing of such amendment is not a condition to closing of this offering.

Senior Secured Notes

In November 2012, the Company issued $350.0 million aggregate principal amount of 8.75% Senior Secured Notes due December 2018. In June 2013, AK Steel issued $30.0 million of aggregate principal amount

(the “add-on notes”) of its 8.75% Senior Secured Notes due 2018, as an add-on to its outstanding $350.0 million aggregate principal amount of such notes (collectively, the “Secured Notes”). Substantially all property, plant and equipment of AK Steel and the Subsidiary Guarantors is pledged as collateral for the Secured Notes. AK Holding and the Subsidiary Guarantors fully and unconditionally, jointly and severally, guarantees the payment of interest, principal and premium, if any, on the Secured Notes. The book value of such collateral as of December 31, 2013 was approximately $1.4 billion. The indenture governing the Secured Notes includes covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions, (d) the use of proceeds from the sale of collateral, and (e) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of AK Steel and AK Holding to another entity. The Secured Notes also contain customary events of default. Prior to December 1, 2015, AK Steel may redeem the Secured Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 104.375% until December 1, 2016, 102.188% thereafter until December 1, 2017 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption. The indenture governing the Secured Notes provides that upon a change of control, as defined in the indenture, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest.

Senior Unsecured Notes

In November 2012, AK Steel issued $150.0 million aggregate principal of 5.00% Exchangeable Senior Notes due November 2019 (the “Exchangeable Notes”). AK Steel may not redeem the Exchangeable Notes prior to their maturity date. After August 15, 2019, holders may exchange their Exchangeable Notes at any time. Upon exchange, the Company will be obligated to (i) pay an amount in cash equal to the aggregate principal amount of the Exchangeable Notes to be exchanged and (ii) pay cash, deliver shares of AK Holding common stock or a combination thereof, at the Company’s election, for the remainder, if any, of the exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. Holders may exchange their Exchangeable Notes into shares of AK Holding common stock at their option at an initial exchange rate of 185.1852 shares of AK Holding common stock per $1,000 principal amount of Exchangeable Notes. The initial exchange rate is equivalent to a conversion price of approximately $5.40 per share of common stock, which equates to 27.8 million shares to be used to determine the aggregate equity consideration to be delivered upon exchange, subject to adjustment for certain dilutive effects from potential future events. Holders may exchange their Exchangeable Notes prior to August 15, 2019 only under certain circumstances. The indenture governing the Exchangeable Notes (the “Exchangeable Notes Indenture”) does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or its subsidiaries. If the Company undergoes a fundamental change, as defined in Exchangeable Notes Indenture (which, for example, would include various transactions pursuant to which the Company would undergo a change of control), holders may require AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest. In addition, in the event the Company undergoes a “make-whole fundamental change,” as defined in the Exchangeable Notes Indenture, prior to the maturity date, in addition to requiring AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest, the exchange rate will be increased in certain circumstances for a holder who elects to exchange its notes in connection with such event. Based on the initial exchange rate, the Exchangeable Notes are exchangeable into a maximum of 37.5 million shares of AK Holding common stock. However, such maximum amount of shares would be exchanged only if, as a result of the occurrence of a “make-whole fundamental change” described above, the Company elects to satisfy the higher exchange rate by delivering to the holders shares of AK Holding common stock in consideration therefor. Although the Exchangeable Notes were issued at par, for accounting purposes the proceeds received from the issuance of the notes are allocated between debt and equity to reflect the fair value of the exchange option embedded in the notes and the fair value of similar debt without the exchange option. As a result, $38.7 million of the gross proceeds of the Exchangeable Notes were recorded as an increase in additional paid-in capital with the offsetting amount recorded as a debt discount. The debt discount is being amortized over the term of the Exchangeable Notes using the effective interest method. As of December 31, 2013 and 2012, the remaining unamortized debt discount was $34.3 million and $38.2 million, respectively, and the net carrying amount of the Exchangeable Notes was $115.7 million and $111.8 million, respectively. The portion of underwriting discounts and other fees of $1.4 million associated with the exchange option were recorded as a reduction to the gross proceeds included in additional paid-in capital. The carrying amount of the exchange option was $37.3 million at December 31, 2013 and 2012. The value of the Exchangeable Notes if exchanged as of December 31, 2013, would have exceeded the principal amount by $35.3 million.

AK Steel’s outstanding 7.625% Senior Notes are due May 2020 (the “2020 Notes”). Prior to May 15, 2015, AK Steel may redeem the 2020 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 103.813% until May 15, 2016, 102.542% thereafter until May 15, 2017, 101.271% thereafter until May 15, 2018 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

In March 2012, AK Steel issued $300.0 million of 8.375% Senior Notes due April 2022 (the “2022 Notes”) and generated net proceeds of $293.2 million after underwriting discounts and other fees. Prior to April 1, 2017, AK Steel may redeem the 2022 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 104.188% until April 1, 2018, 102.792% thereafter until April 1, 2019,101.396% thereafter until April 1, 2020 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

The 2020 Notes, the 2022 Notes, the Exchangeable Notes and the unsecured IRBs discussed below (collectively, the “Senior Unsecured Notes”) are equal in right of payment. AK Holding and the Subsidiary Guarantors (other than with respect to the Exchangeable Notes) fully and unconditionally, jointly and severally, guarantees the payment of interest, principal and premium, if any, on the Senior Unsecured Notes. The indentures governing the 2020 Notes, the 2022 Notes and the IRBs include covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions, and (d) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of AK Steel and AK Holding to another entity. The indentures governing the 2020 Notes and the 2022 Notes provide that upon a change of control repurchase event, as defined in such indentures, and subject to certain conditions, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. The indentures governing the Senior Unsecured Notes also contain customary events of default. The Senior Unsecured Notes rank junior in priority to the Secured Notes to the extent of the value of the assets securing such indebtedness.

Taxable Tax Increment Revenue Bonds

In 1997, in conjunction with construction of our Rockport Works facility, the Spencer County (IN) Redevelopment District (the “District”) issued $23.0 million in taxable tax increment revenue bonds. Proceeds from the bond issue were used by the Company for the acquisition of land and site improvements at the facility. The source of the District’s scheduled principal and interest payments through maturity in 2017 is a designated portion of the Company’s real and personal property tax payments. The Company is obligated to pay any deficiency in the event its annual tax payments are insufficient to enable the District to make principal and interest payments when due. In 2013, the Company made deficiency payments totaling $1.3 million. At December 31, 2013, the remaining semiannual payments of principal and interest due through the year 2017 total $24.2 million. The Company includes potential payments due in the coming year under this agreement in its annual property tax accrual.

Tax-Exempt Industrial Revenue Bonds

In February 2012, we completed an offering (the “2012 IRB Offering”) of $73.3 million of tax-exempt industrial revenue bonds (“IRBs”). The 2012 IRB Offering was effected through offerings of newly issued tax-exempt IRBs in an aggregate principal amount equal to the aggregate outstanding principal amount of the IRBs being replaced. We used the net proceeds from the newly issued fixed-rate tax-exempt IRBs to redeem our prior variable-rate tax exempt IRBs (“Redeemed IRBs”) in March 2012.

More specifically, the 2012 IRB Offering resulted in the issuance of the following new fixed-rate tax-exempt IRBs (the “New IRBs”): (i) $36.0 million aggregate principal amount of 6.75% tax-exempt IRBs due June 1, 2024 issued by the Ohio Air Quality Development Authority (the “OAQDA”), (ii) $30.0 million aggregate principal amount of 7.0% tax-exempt IRBs due June 1, 2028 issued by the City of Rockport, Indiana (the “City of Rockport”), and (iii) $7.3 million aggregate principal amount of 6.25% tax-exempt IRBs due June 1, 2020 issued by the Butler County Industrial Development Authority in Butler County, Pennsylvania (the “BCIDA”, and collectively with the OAQDA and the City of Rockport, the “Tax-Exempt Issuers”). The New IRBs were issued by the Tax-Exempt Issuers, who loaned the net proceeds of the respective issuances to us pursuant to the terms of loan agreements between us and each of the OAQDA, City of Rockport and BCIDA (the “Loan Agreements”). The Loan Agreements provide that the net proceeds of the New IRBs be held by the trustee, Wells Fargo Bank, National Association (the “Trustee”), for the purpose of redeeming the principal amount and accrued interest on the Redeemed IRBs.

The Loan Agreements contain certain customary events of default after which the New IRBs may be declared due and payable if not cured within an applicable grace period or, in certain circumstances, may be declared due and payable immediately. Such events of default include, among others, failure to pay principal and premium, if any, and interest on the New IRBs when due and payable; a breach of the certain covenants, including restrictions on the incurrence of additional debt by certain AK Steel subsidiaries, limitations on the incurrence of liens and the amount of sale/leaseback transactions, and the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of the AK Steel and AK Holding to another entity, in addition to certain other customary events of default; and certain events in bankruptcy, insolvency or reorganization of AK Steel or AK Holding. In addition, the New IRBs are subject to special mandatory redemption, at any time at 100% of the principal amount plus accrued interest thereon, in the event that a final determination is made that interest payments on the New IRBs are not excludable from holders’ gross income for federal income tax purposes. AK Steel’s obligations in connection with the New IRBs are guaranteed by AK Holding and the Subsidiary Guarantors.

DESCRIPTION OF CAPITAL STOCK

AK Holding’s authorized capital stock consists of 300,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $1.00 per share. The following is a summary of all the material provisions of the common stock and preferred stock. This summary is subject to, and qualified in its entirety by, the provisions of the Restated Certificate of Incorporation and Bylaws of AK Holding and by applicable law. Our Restated Certificate of Incorporation and Bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part, and we refer to them in this prospectus supplement as the certificate of incorporation and bylaws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of the documents. AK Holding is a Delaware corporation and is subject to the Delaware General Corporation Law.

Common Stock

The holders of AK Holding common stock are entitled to one vote for each share on all matters voted on by the stockholders. The holders of AK Holding common stock do not have any conversion, redemption or preemptive rights. The holders of AK Holding common stock are entitled to dividends as declared by the Board of Directors of AK Holding. On liquidation, holders are entitled to receive on a pro rata basis all assets of AK Holding available for distribution to the holders of common stock. The rights and dividends upon liquidation may be junior to the rights of holders of any preferred stock.

Preferred Stock

There were no shares of AK Holding preferred stock outstanding as of September 5, 2014. The Board of Directors of AK Holding is authorized to provide for the issuance of an aggregate of 25,000,000 shares of preferred stock, in one or more series, and to fix for each series:

•	the designation and number of shares;

•	the dividend rights;

•	the dividend rate;

•	the voting rights;

•	the rights and terms of redemption (including sinking fund provisions);

•	the redemption price;

•	the liquidation preferences of any wholly unissued series of shares of Preferred Stock, or any or all of them;

•	whether the shares will be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of stock of AK Holding, and if made so, on what terms;

•	whether the issue of any additional shares of this series or any future series or any other class of stock will have any restrictions and, if so, the nature of these restrictions; and

•	any other designations, powers, preferences, rights, qualifications, limitations and restrictions as are permitted by the Delaware General Corporation Law.

•	the rights and terms of redemption (including sinking fund provisions);

•	the redemption price;

Dividend Rights

Under Delaware law, a corporation may pay dividends out of surplus or, if no surplus exists, out of net profits for the fiscal year in which the dividends are declared and/or of its preceding fiscal year. However, dividends may not be paid out of these net profits if the capital of the corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Dividends may be paid in cash, property, or in shares of capital stock. Before declaring dividends, the Board of Directors can set aside funds for a reserve to meet contingencies, subject to the rights of preferred stockholders, if any. The holders of AK Holding common stock are entitled to dividends as declared by the Board of Directors of AK Holding.

Cumulative Voting and Other Rights

Cumulative voting permits a stockholder to cast as many votes in the election of directors for each share of stock held by him as there are directors to be elected and each stockholder may cast all his votes for a single candidate or distribute his votes among two or more candidates, as he chooses. Under Delaware law, cumulative voting is not permitted unless provided for by a specific provision in the certificate of incorporation. AK Holding’s certificate of incorporation does not provide for cumulative voting.

Delaware law requires voting by separate classes only with respect to amendments to the certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes.

Repurchase of Stock

Under Delaware law, a corporation may repurchase or redeem its own stock only out of surplus and only if the capital of the corporation is not impaired or when such redemption would not impair capital. However, a corporation may redeem preferred stock out of capital if those shares will be retired upon redemption and the stated capital of the corporation is reduced pursuant to a resolution of its board of directors by the amount of capital represented by those shares.

Anti-takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Charter Amendments

Delaware law provides that the certificate of incorporation of a corporation may be amended upon adoption by the board of directors of a resolution setting forth the proposed amendment and declaring its advisability, followed by the favorable vote of the holders of a majority of the outstanding stock entitled to vote on the amendment. It also provides that a certificate of incorporation may require a greater vote for amendment than would otherwise be required under Delaware law. Subject to the requirements of Delaware law, the provisions of our certificate of incorporation may be amended by the affirmative vote of the holders of a majority of our outstanding common stock.

Bylaws and Regulations

Under Delaware law, the power to adopt, amend or repeal the bylaws is vested in the stockholders unless the certificate of incorporation vests this power in the directors. Vesting this power in the directors does not divest the stockholders of the power to adopt, alter or repeal the bylaws. AK Holding’s certificate of incorporation expressly authorizes the adoption, amendment or repeal of the bylaws by the affirmative vote of a majority of the whole Board of Directors at any regular or special meeting of the Board, or by unanimous written consent of the directors, or by the affirmative vote of the holders of record of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote in respect thereof, given at an annual meeting or at any special meeting.

Board of Directors

Under AK Holding’s bylaws, any director may resign at any time upon written notice and any or all of the directors may be removed with or without cause, by the holders of a majority of the shares of stock outstanding and entitled to vote for the election of directors. Board vacancies, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors or at a special meeting of the stockholders by the holders of shares entitled to vote for the election of directors.

Action Without a Meeting; Right to Call Special Meeting of Stockholders

Delaware law provides that any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of stock having not less than the minimum number of votes otherwise required to approve the action consent in writing, unless otherwise provided in the certificate of incorporation. AK Holding’s bylaws do not alter the vote required.

Under Delaware law, special meetings of the stockholders may be called by a corporation’s board of directors or by those persons who are authorized by the corporation’s certificate of incorporation or bylaws. AK Holding’s bylaws provide that special meetings may be called by the Board of Directors or the Chief Executive Officer or upon the written request delivered to the Chief Executive Officer by stockholders holding together at least a majority of all the shares of AK Holding entitled to vote at the meeting. No business other than that stated in the notice will be transacted at any special meeting; provided, however, that matters given by or at the direction of the Board of Directors or otherwise presented at the meeting by or at the direction of the Board of Directors may be presented. In addition, AK Holding’s chairman, in his or her sole discretion, may present, or accept for presentation, procedural matters.

These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or our stockholders as described above.

Advance Notice Requirements for Nominations

Our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, by close of business on a date that is not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or after that anniversary date, or where no annual meeting has been held within the past year, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

No special meeting of stockholders shall be called for the purpose of removing or electing a director or directors or amending our bylaws; provided, however, that a special meeting may be called for the purpose of removing a director for cause, as such term is defined under Delaware law, and, provided further that the cause alleged must be set forth in the request for the meeting.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

•	a representation that such stockholder is a holder of record or beneficial owner of our stock entitled to vote at the meeting and the name and address, as they appear on our books, of such stockholder and any stockholder of record of the stockholder’s shares;

•	the class and number of shares of our stock that are owned of record and beneficially by such stockholder and owned by any stockholder of record of such stockholder’s shares, as of the date of the stockholder’s notice, and a representation that such stockholder shall notify us in writing of the number of such shares owned of record and beneficially as of the record date for the meeting promptly following the record date;

•	a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and any of its affiliates or associates, and any other person or persons (including their names), and a representation that the stockholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such shareholder with respect to shares of stock of AK Holding, and a representation that such shareholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a representation that such shareholder intends to appear in person or by proxy at the meeting to propose the nomination; and

•	a representation whether such shareholder intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the proposed nominee, and/or otherwise to solicit proxies from stockholders in support of the nomination.

•	the liquidation preferences of any wholly unissued series of shares of Preferred Stock, or any or all of them;

As to each person whom the stockholder proposes to nominate for election as a director:

•	all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act; and

•	the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Advance Notice Requirements for Stockholder Proposals

Our bylaws contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

•	the business desired to be brought before the meeting;

•	the reasons for conducting such business at the meeting;

•	any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•	all agreements, arrangements and understandings between or among the stockholder and beneficial owner, if any, and its or their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business, and a representation that the stockholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date.

As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

•	a representation that such stockholder is a holder of record or beneficial owner of stock of AK Holding entitled to vote at the meeting and the name and address of such stockholder, and of such beneficial owner or stockholder of record of the shares owned by such stockholder, if any, as they appear on the Corporation’s books;

•	the class and number of shares of stock which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner or stockholder of record of the shares owned by such stockholder, if any, as of the date of the stockholder’s notice, and a representation that the stockholder shall notify us in writing of the number of such shares owned of record and beneficially as of the record date for the meeting promptly following the record date;

•	any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date the notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such shareholder with respect to shares of stock of AK Holding, and a representation that such shareholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to propose the matter; and

•	a representation as to whether the stockholder giving the notice intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the matter, and/or otherwise to solicit proxies from stockholders in support of such stockholder’s proposal or position.

Mergers and Consolidations

Under Delaware law, mergers or consolidations, other than so-called parent-subsidiary mergers, must be approved by the directors of each constituent corporation and adopted by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the agreement, or by a greater vote if provided in the certificate of incorporation. AK Holding’s certificate of incorporation does not alter the vote required. Under Delaware law, the separate vote of any class of shares is not required. Additionally, Delaware law provides that, unless its certificate of incorporation provides otherwise, no vote of the stockholders of the surviving corporation is required to approve the merger if:

•	the agreement of merger does not amend in any respect the corporation’s certificate of incorporation;

•	each share outstanding immediately prior to the effective date is to be an identical outstanding or treasury share of the surviving corporation after the effective date; and

•	a the number of shares of the surviving corporation’s common stock to be issued in the merger plus the number of shares of common stock into which any other securities to be issued in the merger are initially convertible does not exceed 20% of its common stock outstanding immediately prior to the effective date of the merger.

Other Corporate Transactions

Delaware law requires a majority vote on disposition of all or substantially all of a corporation’s assets and on dissolutions, unless a greater vote is provided for in the certificate of incorporation. AK Holding’s certificate of incorporation does not alter the vote required.

Loans to Officers and Directors

Delaware law permits a corporation to lend money to, or to guarantee an obligation of, an officer or other employee of the corporation or any subsidiary of the corporation, including an officer or employee who is also a director of the corporation or of its subsidiaries, whenever that loan or guarantee may, in the judgment of the directors, reasonably be expected to benefit the corporation. Delaware law generally does not impose liability on the directors who vote for or assent to the making of a loan to an officer, director, or stockholder.

Fiduciary Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its boards of directors. In exercising their powers, directors are charged with the fiduciary duties of loyalty and care. A party challenging the decision of a board of directors generally bears the burden of rebutting the applicability of the so-called “business judgment rule,” a presumption that, in making a business decision, directors acted on an informed basis, in good faith and in the honest belief that the action was taken in the best interests of the corporation, by demonstrating that, in reaching their decision, the directors breached one or more of their fiduciary duties. Unless this presumption is rebutted, the business judgment exercised by directors in making their decisions is not subject to judicial review. Where, however, the presumption is rebutted, and in some other circumstances, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. In spite of the business judgment rule, Delaware courts may subject directors’ conduct to enhanced scrutiny in taking defensive actions in response to a threat to corporate control or approving a transaction resulting in a sale of control.

Liability of Directors

Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Certificate of Incorporation of each of AK Holding and AK Steel has eliminated the personal liability of its directors to the fullest extent permitted by law.

Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any current or former director, officer, employee or agent of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article Seventh of the Certificate of Incorporation of AK Holding states that we shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer or employee of AK Holding, or is or was serving at the request of AK Holding as a director, officer or employee of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, penalties amounts paid in settlement and other liabilities actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent permitted by law, and we may adopt by-laws or enter into agreements with any such person for the purpose of providing such indemnification.

Delaware Business Combination Statute

Under Section 203 of the Delaware General Corporation Law, a corporation is prohibited from engaging in any business combination with a person who, together with his affiliates or associates, owns, or within a three- year period did own, 15% or more of the corporation’s voting stock, an interested stockholder, unless:

•	prior to the date on which the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder acquired 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction; or

•	on or after the date on which the person became an interested stockholder, the business combination is approved by the board of directors of the corporation and the affirmative vote, at an annual or special meeting and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

A business combination includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	particular transactions resulting in the issuance or transfer to an interested stockholder of any stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation; and

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, or the affiliates and associates of any such person.

AK Holding’s certificate of incorporation does not contain a provision by which we expressly elect not to be governed by Section 203. Our election to be subject to Section 203 may have positive or negative consequences, depending on the circumstances. Being subject to Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. Section 203 also may have the effect of preventing changes in our management. Section 203 also could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203 may cause persons interested in acquiring us to negotiate in advance with our Board of Directors.

Listing

The common stock of AK Holding is listed for trading on the New York Stock Exchange under the symbol “AKS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion summarizes the material U.S. federal income and estate tax consequences to “non-U.S. holders” of ownership and disposition of our common stock, but does not purport to provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto.

A “non-U.S. holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States, in either of which cases you should consult your tax advisor regarding the U.S. federal income tax consequences of owning or disposing of our common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective purchasers should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions on Common Stock

Our Board of Directors has suspended payment of dividends on our common stock until further notice. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Disposition of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (or other applicable form) certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S.

income tax as if the non-U.S. holder were a United States person, subject to an applicable tax treaty providing otherwise. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and FATCA, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above; or

•	we are or have been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) such non-U.S. holder owns, or has owned, at any time during the five-year period preceding the disposition or such non-U.S. holder’s holding period, whichever is shorter, actually or constructively, more than 5% of our common stock.

We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding tax requirements. Provision of any properly completed IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will satisfy the certification requirements necessary to avoid the backup withholding tax.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of U.S.-source dividends and, after December 31, 2016, sales or redemption proceeds to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Fifth Third Securities, Inc.

Total	35,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. The underwriters may offer and sell shares through certain of their affiliates.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1,000,000 and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 5,250,000 shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed that we will not (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for any shares of our common stock, in each case without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus, other than (x) the shares of our common stock to be sold in this offering, (y) shares of our common stock, options to purchase shares of our common stock, restricted stock or restricted stock units granted pursuant to our existing management incentive plans, or (z) shares of our common stock issued upon the exercise of options, or vesting of restricted stock or restricted stock units pursuant to our existing management incentive plans.

Our directors and executive officers have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) above or (2) is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) shares of our common stock to be sold pursuant to the Underwriting Agreement, (B) transfers of shares of our common stock as a bona fide gift or gifts, (C) transfers to any immediate family, trust for the direct or indirect benefit of such directors and executive officers or the immediate family of such directors and executive officers or any of their successors upon death, or any partnerships or limited liability company, the partners or members of which consist of such directors and executive officers and/or immediate family members of such directors and executive officers, and in each case such transfer does not involve a disposition for value (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin), (D) distributions of shares of our common stock to members, limited or general partners, stockholders or affiliates of such directors and executive officers, (E) transfers shares of our common stock to any beneficiary of such directors and executive officers pursuant to a will, other testamentary document or applicable laws of descent, (F) transfers to such directors’ and executive officers’ affiliates or to any investment fund or other entity controlled or managed by such directors and executive officers, (G) transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, and (H) the transfer of any shares of our common stock upon the exercise of options to purchase shares of our common stock or the vesting, delivery or settlement of restricted shares, restricted stock units or other awards to provide for any withholding taxes on the exercise, vesting, delivery or settlement thereof or to pay the exercise price thereof; provided that in the case of any transfer or distribution pursuant to clauses (B) through (F), each donee or distributee shall execute and deliver to the representatives a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clauses (B) through (H), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above). In addition, the restrictions set forth above shall not apply to the establishment of a trading plan by such directors and executive officers pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of shares of our common stock during the 90-day period referred to above and no filing under the Exchange Act, or other public announcement (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above), shall be required or shall be made voluntarily in connection with the establishment of such plan until after the expiration of the 90-day period referred to above.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “AKS.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as agent under our Credit Facility and certain of the underwriters or their affiliates are lenders under our Credit Facility. In addition, each of the underwriters is acting as an underwriter of the concurrent offering of senior notes by AK Steel for which they will receive customary fees and reimbursement of reasonable out of pocket expenses. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, one of the members of our board of directors, Mr. Michael, is also the President and CEO of Fifth Third Bank Cincinnati, an affiliate of one of the underwriters.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Credit Suisse Securities (USA) LLC acted as our financial advisor in connection with the Dearborn Acquisition.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus

Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York will pass upon the validity of the securities on behalf of AK Holding. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New  York, New York.

EXPERTS

The consolidated financial statements of AK Steel Holding Corporation appearing in AK Steel Holding Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2013 and as updated in AK Steel Holding Corporation’s Current Report on Form 8-K filed with the SEC on May 9, 2014, and the effectiveness of AK Steel Holding Corporation’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and AK Steel Holding Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated May 9, 2014 on Form 8-K for the year ended December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Severstal Dearborn, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K, have been so incorporated in reliance upon the report of KPMG LLP, independent auditors and upon the authority of said firms as experts in accounting and auditing.

With respect to the unaudited interim financial information of Severstal Dearborn, LLC as of June 30, 2014 and for the six month periods ended June 30, 2014 and 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K, KPMG LLP, independent auditors, has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included therein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

AK Holding is subject to the informational requirements of the Exchange Act and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013, including portions of AK Holding’s Schedule 14A filed on April 21, 2014, incorporated by reference therein and except Item 8, as the financial statements and auditors’ reports therein have been superseded by financial statements included in AK Holding’s Current Report on Form 8-K filed on May 9, 2014;

•	AK Holding’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014;

•	AK Holding’s Current Reports on Form 8-K filed on February 25, 2014, March 18, 2014 (only with respect to Items 1.01, 1.02, 2.03 and 9.01), March 21, 2014 (only with respect to item 5.02), March 26, 2014, May 9, 2014 (only with respect to Item 8.01), May 30 (only with respect to Item 5.02), June 3, 2014, October 18, 2013 as amended by an amendment on Form 8-K/A filed on June 3, 2014, July 22, 2014, July 25, 2014 and September 8, 2014; and

•	future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

PROSPECTUS

AK STEEL CORPORATION

DEBT SECURITIES

AK STEEL HOLDING CORPORATION

COMMON STOCK

PREFERRED STOCK

GUARANTEES

AK TUBE LLC

GUARANTEES

AK STEEL PROPERTIES, INC.

GUARANTEES

AK Steel Corporation (“AK Steel”) may from time to time offer to sell its debt securities, which may be fully and unconditionally guaranteed by any of AK Steel Holding Corporation (“AK Holding”), the parent of AK Steel, AK Tube LLC (“AK Tube”), a 100% -owned subsidiary of AK Steel, or AK Steel Properties, Inc. (“AK Properties”), a 100% -owned subsidiary of AK Steel. Such debt securities may be convertible or exchangeable for or exercisable into shares of common stock or preferred stock of AK Holding.

AK Holding may from time to time offer to sell shares of its common stock or preferred stock. AK Holding’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “AKS.”

AK Steel, AK Holding, AK Tube and AK Properties may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. AK Steel, AK Holding, AK Tube and AK Properties will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus. AK Steel, AK Holding, AK Tube and AK Properties will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The principal executive offices of AK Steel, AK Holding, AK Tube and AK Properties are located at 9227 Centre Pointe Drive, West Chester, Ohio, 45069, and their telephone number at that address is (513) 425-5000.

Investing in the securities involves risks. See “Risk Factors” on page 3 of this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus or any applicable prospectus supplement to read about factors you should consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities.

The date of this prospectus is September 8, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits and documents incorporated by reference. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus, any prospectus supplement and any free writing prospectus, including in each case any information incorporated by reference herein or therein, together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus and any earlier prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and any free writing prospectus. We have not authorized anyone else to provide you with other information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any free writing prospectus or any document incorporated herein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise stated, or the context otherwise requires, references in this prospectus to “we,” “us” and “our” are to AK Holding and its consolidated subsidiaries, including AK Steel, AK Tube and AK Properties.

WHERE YOU CAN FIND MORE INFORMATION

AK Holding is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013, including portions of AK Holding’s Schedule 14A filed on April 21, 2014, incorporated by reference therein and except Item 8, as the financial statements and auditors’ reports therein have been superseded by financial statements included in AK Holding’s Current Report on Form 8-K filed on May 9, 2014;

•	AK Holding’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014;

•	AK Holding’s Current Reports on Form 8-K filed on February 25, 2014, March 18, 2014 (only with respect to Items 1.01, 1.02, 2.03 and 9.01), March 21, 2014 (only with respect to item 5.02), March 26, 2014, May 9, 2014 (only with respect to Item 8.01), May 30 (only with respect to Item 5.02), June 3, 2014, October 18, 2013 as amended by an amendment on Form 8-K/A filed on June 3, 2014, July 22, 2014, July 25, 2014 and September 8, 2014; and

•	future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

BUSINESS

Our operations consist primarily of nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. Our operations produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, and specialty stainless and electrical steels that are sold in sheet and strip form, as well as carbon and stainless steel that is finished into welded steel tubing. These products are sold to the automotive, infrastructure and manufacturing, and distributors and converters markets. We sell our carbon products principally to domestic customers. Our electrical and stainless steel products are sold both domestically and internationally. We also produce carbon and stainless steel that is finished into welded steel tubing used in the automotive, large truck, industrial and construction markets. Our operations include European trading companies that buy and sell steel and steel products and other materials, AK Coal Resources, Inc. (“AK Coal”), which produces metallurgical coal from reserves in Pennsylvania, and a 49.9% equity interest in Magnetation LLC, a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in the third quarter of 2014.

The registered and principal executive offices of AK Holding and AK Steel are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and their telephone number at that address is (513) 425-5000.

RISK FACTORS

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties included in any prospectus supplement or free writing prospectus and under “Item 1A—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus, Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which is incorporated by reference in this prospectus, and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in any other documents incorporated by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus. See the section entitled “Where You Can Find More Information” in this prospectus. The risks and uncertainties discussed in the documents incorporated by reference in this prospectus are those we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and the documents that are incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	that the acquisition of Severstal Dearborn, LLC (the “Dearborn Acquisition”) will not be integrated successfully into AK Steel following the consummation of that acquisition;

•	exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Dearborn Acquisition;

•	that cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Dearborn Acquisition may not be fully realized or may take longer to realize than expected;

•	that the future margin benefits we estimate attributable to our Magnetation LLC joint venture and AK Coal Resources, Inc. will not be fully realized;

•	reduced selling prices, shipments and profits associated with a highly competitive industry with excess capacity;

•	changes in the cost of raw materials and energy;

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers;

•	reduced demand in key product markets due to competition from alternatives to steel or other factors;

•	increased global steel production and imports;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels, such as the blast furnace outage at Ashland works;

•	our healthcare and pension obligations and related laws and regulations;

•	not timely reaching new labor agreements;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital or banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	the value of our net deferred tax assets;

•	inability to fully realize benefits of long-term cost savings and margin enhancement initiatives;

•	lower quantities, quality or yield of estimated coal reserves of AK Coal;

•	increased governmental regulation of mining activities;

•	inability to hire or retain skilled labor and experienced manufacturing and mining managers; and

•	IT security threats and sophisticated cybercrime.

The risk factors discussed under “Risk Factors” in this prospectus, any prospectus supplement, any free writing prospectus and under “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus, in any applicable prospectus supplement or any applicable free writing prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus or any applicable free writing prospectus, we will use the net proceeds from the sale of any debt securities, common stock or preferred stock that may be offered hereby for general corporate purposes. Such general corporate purposes may include, but are not limited to, reducing or refinancing our indebtedness or the indebtedness of our subsidiaries, financing possible acquisitions and redeeming outstanding securities. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities, common stock, preferred stock and/or guarantees that may be offered under this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon by Weil, Gotshal & Manges LLP.

EXPERTS

The consolidated financial statements of AK Steel Holding Corporation appearing in AK Steel Holding Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2013 and as updated in AK Steel Holding Corporation’s Current Report on Form 8-K filed with the SEC on May 9, 2014, and the effectiveness of AK Steel Holding Corporation’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and AK Steel Holding Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, incorporated in this prospectus by reference from the AK Steel Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, and recasted consolidated financial statements filed in AK Steel Holding Corporation’s Current Report on Form 8-K filed on May 9, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Severstal Dearborn, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K have been so incorporated in reliance upon the report of KPMG LLP, independent auditors, included therein, and upon the authority of said firms as experts in accounting and auditing.

With respect to the unaudited interim financial information of Severstal Dearborn, LLC as of June 30, 2014 and for the six month periods ended June 30, 2014 and 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K, KPMG LLP, independent auditors, has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included therein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

35,000,000 Shares

PROSPECTUS    SUPPLEMENT

Book-Running Managers

BofA Merrill Lynch

Credit Suisse

J.P. Morgan

Managers

Citigroup

Goldman, Sachs & Co.

Fifth Third Securities

                    , 2014